02055764

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME IT Holding SpA

*CURRENT ADDRESS 86090 Pettoranello di Molise

(Isernia)

ITALY

PROCESSED

NOV 2 1 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4728 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY:

DATE: 11/8/02

IT
HOLDING

ANNUAL REPORT 2001

GROUP SNAPSHOT

HOLDING

IT HOLDING GROUP*

BRANDS	MAIN OPERATING FACILITIES	COLLECTIONS
Gianfranco Ferré	ITC S.p.A.[1]	Gianfranco Ferré GFF - Gianfranco Ferré[2] Gianfranco Ferré Studio[2] Gianfranco Ferré Forma[2] Gianfranco Ferré Profumi[3]
Malo	M.A.C. - Manifatture Associate Cashmere S.p.A.	Malo
Gentryportofino	Gentryportofino S.p.A.[4]	Gentryportofino
Romeo Gigli		Romeo Gigli[5] Gigli[5]
Extè	Ittierre S.p.A.	Extè J's Extè
		Gianfranco Ferré Jeans *under license* D&G Versus Versace Jeans Couture Versace Jeans Signature Just Cavalli
	Allison S.p.A.	Ferré Extè Eyewear Romeo Gigli Eyewear Try Ultralight Desil Gold Filled *under license* Anna Sui Vision ZeroRH+ Husky Eyes
	ITF S.p.A.	*under license* Roberto Cavalli Gai Mattiolo

1) Since April 1, 2002

2) Licensed to Marzotto S.p.A.

3) Licensed to Diana de Silva Cosmétiques S.p.A.

4) Company incorporated on May 7, 2002

5) Licensed to Urbis S.r.l.

* As of May 7, 2002

TABLE OF CONTENTS



Tonino Perna,
Chairman and CEO of
IT Holding

CHAIRMAN'S LETTER

To Our Shareholders

2001 can be considered unique in the history of our Group.

In 2001 we laid the foundations for a profound development in the identity of IT Holding Group. In addition to the activity which made us well-known, we started on a path which will allow us to strengthen the brands we operate. We made considerable investments in these years, so as to be ready to reach our ambitious targets, in terms of global recognition and market positioning.

We are convinced that this strategic vision, which is based on our past experience, will be successful for the next few years and we believe that IT Holding has the managerial skills and organizational structure to sustain the new development.

The intense diversification of recent years made possible a major change. The diversification in strategically coherent segments.

I would like to recall the main business units which contributed to the 2001 results. They will play leading roles in our development path. Ittierre achieved positive results with the young lines. Allison increased its net sales by over 50% year-on-year. Malo opened seven mono-brand boutiques, again in very elegant and prestigious exit cities. Extè underwent a significant strategic repositioning. Eventually, ITF is the first IT Holding partnership, in perfumes, a parallel division to the company traditional ready-to-wear business.

I believe that IT Holding will confirm its position in the luxury goods division and will lead the Italian and international markets.

There is no other integrated Group like us today. We are a unique organization, where an array of skills and a multitude of contributions from different cultures are blended in every part of the Group with a solid industrial structure. This background will allow us to achieve our ambitious objective of doubling net sales and margins by 2005.

We are proud to have started such a far-reaching project, that is unique in our sector.

And we are even more convinced that the market will reward our efforts, as it has always done up to now.

IT Holding has the managerial structure, wealth of ideas, and creative potential to keep growing this year and in the future. In 2002 the integration of Gianfranco Ferré maison represents a further source of pride and optimism.

As you read this Annual Report you will find not just analyses, figures, and comparisons. You will also find our vision, our business culture, and our soul. You will read our passion.

May 6, 2002

Tonino Perna



Exponents of creativity for 25 years and creators of an industrial production system which has become a model.

Industrial methods combine with traditional know-how. The international distribution system reaches the customer only after ensuring excellence at each stage of the process.

INTEGRATED DESIGNERS

Today the IT Holding Group is an extraordinarily diversified enterprise, with a single and constant aim: to be present, with its brands and ranges, only at the top end of the ready-to-wear, accessories, and customer services markets.

"Integrated designers" encapsulates the synergies between creativity, managerial skills, innovation, and production in a constant dialogue with the global market. The integrated process starts with design and ends with distribution. It makes the IT Holding Group a recognized name for Italian fashion products.

"... THESE COMPLEX SELF-ORGANIZING SYSTEMS ARE ADAPTIVE. NOT ONLY THEY INTERACT PASSIVELY WITH EXTERNAL EVENTS ... THEY STRIVE ACTIVELY TO TAKE ADVANTAGE FROM EACH SITUATION ..."

[WALDROP]



A sketch taking form, fabrics being shaped, an idea becomes a project: the dream becomes reality.

Our passion is to stimulate and support creativity, ideas, and experimentation.

Ideas mean designing a production unit, selecting textiles, entering into a new partnership, launching an innovative service.

CONCEPTION

A PASSION FOR CREATION

Hence, the Group - its people and locations - become centers of innovation, creativity laboratories, fostering projects, and ideas.

Creating an integrated project and successful collections that meet market requirements, is a process which starts with the creative staff and extends through all the internal and external components of the Group (buyers, retailers and wholesalers, manufacturers, sample creators, and designers) and ready to recommence with the next collection.

"... ALL THESE SYSTEMS ACQUIRED THE CAPABILITY TO RECONCILE ORDER WITH CHAOS TOWARD A PECULIAR EQUILIBRIUM ... OFTEN DEFINED AS THE CHAOS BORDERLINE ..."

[WALDROP]



For IT Holding the production system is a network of people, technologies, managerial culture and experience, where the complexity of production is complemented by careful quality control at every phase.

The production capacity of IT Holding consists of seven factories, strategically located in areas where the industry has always interacted with an extensive network of artisans.

The "craftmanship" approach combined with industrial innovation: the quality excellence of Italian fashion products.

PRODUCTION

KNOW-HOW

We produce ready-to-wear in Bologna, Genova, and Molise, cashmere and leather in Toscana and Liguria, and eyewear in the Padova area.

The latter, part of the Group, gives us a unique advantage over our competitors, and exploits the great potential of a rapidly expanding division.

Design excellence, manufacturing know-how and state-of-the-art technology ensure that IT Holding has a unique position in the market.

"... THE CHAOS BORDERLINE IS WHERE LIFE HAS ENOUGH STABILITY TO STAND AND ENOUGH CREATIVITY TO BE NAMED LIFE..."

[WALDROP]



Our quality control goes beyond the production process right through to the final customer.

Our continually expanding network of boutiques and showrooms is a portal providing the world with access to the Group creations.

New York City, Paris, Düsseldorf, and Hong Kong are the international hubs for distribution to over 5,000 prestigious commercial partners.

DISTRIBUTION

OUR WORLDWIDE PRESENCE

They are partners who know us and share our objectives:

- creative and diversified products
- customer care
- on time/early deliveries
- swift restocking
- image consultancy

Thus our sales staff use and impart skills in marketing, customer development, look building, and visual merchandising in a two-way relationship with the buyers, becoming true fashion consultants.

"... THE CHAOS BORDERLINE IS WHERE NEW IDEAS AND INNOVATIVE GENOTYPES WEAR RELENTLESS AWAY THE STATUS QUO BORDERLINES, AND WHERE EVEN THE BEST ENTRENCHED OLD GUARD WILL BE OVERCOME ..."
[WALDROP]



The Group strength is its extensive up-market range, providing a "total look" suitable for different occasions and requirements:

PRODUCTS

A MULTI-FACET RANGE

- formal wear
- fashion
- young fashion
- knitwear in exclusive yarns
- sportswear
- beachwear
- accessories and leather goods
- perfumes and cosmetics
- watches and jewelry

"... THE CHAOS BORDERLINE IS THE BATTLEGROUND, ALWAYS IN THE BALANCE BETWEEN INERTIA AND ANARCHY, THE ONLY PLACE WHERE A COMPLEX SYSTEM CAN BE INSTINCTIVE, ADAPTIVE, AND LIVELY..."
[WALDROP]



The strengths of complexity and the harmonization of diversity: the blending of different cultures and styles makes of IT Holding a unique business.

In the belief that a multi-brand range can become the benchmark model, IT Holding Group combined extraordinarily different worlds: Malo, Gentryportofino, Romeo Gigli, and Extè. Each is identified by its own distinctive style, and aimed at a specific market segment.

BRANDS

BRINGING TOGETHER DIFFERENT WORLDS

Malo total living is a quality expression of Italian fashion, which tells of an Italy where manufacturing retains an artisan flavor. A world combining relaxation and refined *savoir vivre*, a leading brand in cashmere.

The younger approach of Gentryportofino follows the rules of fashion more closely, without compromising the high quality standard of the fabrics.

The metropolitan feel of Extè is aimed at the urban tribe, the consumer who is conscious of social changes and trends; a brand combining fashion and technology.

The Romeo Gigli traveler speaks of far away places, cultural exchanges, experimentation and research, complexity, and simplicity.

"...IN THE PROCESSES OF DREAMING MEN LEARN ABOUT TRUE LIFE..."

[NIETZCHE]



Brands are synonymous with style as well as viable businesses.

ITTIERRE, the original company, is a strategic and manufacturing company that communicates with the world of youth through its licenses: D&G, Versus, Versace Jeans Couture, Ferré Jeans, and Just Cavalli.

ALLISON, the eyewear division of the Group, with its design excellence, state-of-the-art technology and high quality standards guarantees IT Holding a unique position in the division with its collections: Extè, Romeo Gigli, Try Ultralight, ZeroRH+, Desil Gold Filled, Anna Sui Vision, and Husky Eyes.

COMPANIES

BRINGING TOGETHER DIFFERENT WORLDS

An effective unit created by the skilful integration of manufacturing capacity, market knowledge and Group culture.

ITF, created to develop perfumes and cosmetics under the Group brands, is a skilful partnership that will develop its market's potential.

M.A.C. – Manifatture Associate Cashmere, the production unit specialized in the processing of the most exclusive cashmere in the world. It is located in the Firenze area which inherits a long manufacturing tradition.

ITC, located in the textile area of Emilia, produces the ready-to-wear collections for two of the prestigious Group brands: Romeo Gigli and Extè. From 2002 ITC will be totally dedicated to Gianfranco Ferré ready-to-wear collections.

"... WHEN FLYING, BIRDS ADAPT TO THEIR NEIGHBORS BEHAVIOR, THEY ARRANGE THEMSELVES INSTINCTIVELY IN FLOCKS ..."

[WALDROP]


FERRE

IT Holding Group recognizes the central role played by talented people with whom it shares the values of:

- Strategic Clarity
- Integrated Creativity and Managerial Skills
- Vision
- Craftmanship

PEOPLE

IT Holding provides incentives its staff and promotes creative thought and team working. It is constantly seeking new people, and stimulates contact among professionals from different industries to foster a multi-cultural approach.

For these reasons the Group invests in research and training.

The purpose of the creation of the IT Fashion Institute – in collaboration with the Business School of Bocconi University– is to build a management model and to train people to be hired in the Group.

In 2001 this training activity ended up with Master in General Fashion Management.

An outstanding career path. The future is now.

"... MEN WALK ON EARTH AS PROPHECIES OF THE FUTURE, AND ALL THEIR ACTIONS ARE REHEARSALS AND TRIALS, SINCE EACH ACTION CAN BE OVERCOME FROM THE FOLLOWING ACTION..."

[MUSIL]

The following events are the milestones of IT Holding Group.

In 1985 acquisition of the license agreement for the exclusive production and distribution of Trussardi Jeans and Trussardi Action.

In 1988-1990 acquisition of the license agreements Versus, Versace Jeans Couture, and Versace Jeans Signature.

In 1993-1994 acquisition of the licenses agreements D&G Dolce & Gabbana and J&ans Dolce & Gabbana.

In 1995 acquisition of the license agreement Gianfranco Ferré Jeans.

In 1996 presentation of the first collection of a start-from-scratch brand, Extè.

In 1997 Ittierre Holding IPO at Milano Stock Exchange.

1985 | 1986 | 1987 | 1988 | 1989 | 1990 | 1991 | 1992 | 1993 | 1994

1985: acquisition of license agreement

Trussardi Jeans

Trussardi Action

1988–1990: acquisition of license agreement

Versus

Versace Jeans Couture

Versace Jeans Signature

1993–1994: acquisition of license agreement

D&G - Dolce & Gabbana

J&ans - Dolce & Gabbana

In 1999 acquisition of Malo, Gentryportofino, and Romeo Gigli brands.
Acquisition of Allison (eyewear division).
In 1999 acquisition of the license agreement Just Cavalli.

In April 2000 change of company name from Ittierre Holding to IT Holding.

In 2001 incorporation of ITF (perfumes and cosmetics division).

In 2002 IT Holding acquires Gianfranco Ferré S.p.A.
In 2002 IT Holding renews its license agreements D&G Dolce & Gabbana, Versus, Versace Jeans Couture, Versace Jeans Signature, and Just Cavalli.

IT HOLDING TIMELINE

1995	1996	1997	1998	1999	2000	2001	2002
acquisition of license **Gianfranco Ferré Jeans**	first collection of **Extè** the first owned brand	initial public offering of Ittierre Holding at Milano **Stock Exchange**		acquisition of **Malo** **Gentry-portofino** **Romeo Gigli** acquisition of **Allison S.p.A.** (eyewear division) acquisition of license **Just Cavalli**	change of company name **IT Holding**	incorporation of **ITF S.p.A.** (perfumes and cosmetics division)	IT Holding acquires **Gianfranco Ferré S.p.A.** renewal of license agreement **D&G - Dolce & Gabbana** **Versus** **Versace Jeans Couture** **Versace Jeans Signature** **Just Cavalli**



- Group main branches in Italy

Showrooms in the world
- Directly Operated Showrooms
- Other Showrooms

Mono-brand boutiques in the world
- Directly Operated Stores
- Other mono-brand boutiques

IT HOLDING WORLDWIDE*

DATA SNAPSHOT

Points of sale	~ 5,000
Directly Operated Stores	34
Other mono-brand boutiques	37
Directly Operated Showrooms	16
Other Showrooms	19

* *IT Holding worldwide presence after the acquisition of Gianfranco Ferré S.p.A.*

* A
* A A A

(In thousands of Euros)

	12/31/2001		12/31/2000		
		% out of net sales		% out of net sales	increase (decrease) %
Net sales	526,660	100.0	432,793	100.0	21.7
Cost of goods sold	(224,754)	42.7	(173,235)	40.0	29.7
Gross profit (first)	301,906	57.3	259,558	60.0	16.3
EBITDA	49,077	9.3	43,661	10.1	12.4
Amortization/depreciation	(26,934)	5.1	(22,630)	5.2	19.0
EBIT	22,143	4.2	21,031	4.9	5.3
Financial income and charges, net	(16,206)	3.1	(11,669)	2.7	38.9
Extraordinary income and expense, net	(4,834)	0.9	(1,277)	(0.3)	278.5
Result before taxes and minority interests	1,103	0.2	8,085	1.9	(86.4)
Income taxes	(106)	*n.m.*	(2,779)	0.6	(96.2)
Result before minority interests	997	0.2	5,306	1.2	(81.5)
Year-end results attributable to minority interests	(34)	*n.m.*	38	*n.m.*	*n.m.*
Net income for the year	**1,031**	**0.2**	**5,268**	**1.2**	**(80.4)**

* A
* * *A*

	12/31/2001	12/31/2000
Intangible assets	152,592	148,632
Tangible assets	53,082	49,230
Long-term financial assets	5,126	8,679
Fixed assets	**210,800**	**206,541**
Inventories	128,251	97,707
Accounts receivables	73,274	75,015
Accounts payables	(146,194)	(127,542)
Other net assets (liabilities)	51,730	21,968
Working capital	**107,061**	**67,148**
Severance pay fund	**(11,967)**	**(10,214)**
Net invested capital	**305,894**	**263,475**
Financed by:		
Short-term financial payables	173,756	103,174
Medium-term financial payables	42,469	58,388
Cash and cash equivalents	(46,589)	(36,237)
Net financial indebtedness	**169,636**	**125,325**
Shareholders' equity	**136,258**	**138,150**
Sources of financing	**305,894**	**263,475**

n.m.: not meaningful

*As ofMay7s,2̶0s sa fs ayM


IT Holding
Mibtel
4.0
3.5
3.0
2.5
2.0
1.5
12/00
01/01
02/01
03/01
04/01
05/01
06/01
07/01
08/01
09/01
10/01
11/01
12/01
01/02

s fs 2 yM
(in millions of Euros)



600
500
400
300
200
100
0
CAGR '92-'01: 21%
93
133
172
223
265
312
333
371
433
527
6%
6%
11%
24%
31%
27%
100%
100%
100%
100%
94%
94%
89%
76%
69%
73%
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Owned brands
(excluding Gianfranco Ferré)
Licenses

FINANCIAL HIGHLIGHTS

o72 ,a0 s2 Moys
os y s f
(As a percentage)



Other European Countries
Italy
Rest of the world
America
2001
Group
2000
10.5
13.0
36.5
40.0
10.6
13.2
36.0
40.2
Ready-to-wear and accessories division
10.5
12.8
37.8
38.9
10.6
12.6
36.8
40.0
Eyewear division
10.1
13.5
20.7
55.7
10.0
20.9
21.9
47.2

2 Moys os oy M
2 yM fa0 yMs 2 yM
(As a percentage)



Owned brands
Gianfranco Ferré Jeans
Gianfranco Ferré Sport
Licensed brands
2001
2000
26.6
10.4
63.0
30.8
10.2
59.0

s fs 2 afoff
(As a percentage)



Retail
Wholesale
2001
2000
7.3
92.7
7.4
92.6


D&G


cavalli




VERSUS


VERSACE
JEANS COUTURE


malo


exte


gentryportofino


ROMEO GIGLI



CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001*

* The unconsolidated financial statements of IT Holding S.p.A. are available on www.itholding.it.
Translation from the Italian original which remains the definitive version.

Directors' Discussion and Analysis (DD&A)

OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

To Our Shareholders

2001 was a year in which forecasts for growth were frequently revised to reflect the economic slowdown. The events of September 11 further diminished prospects of economic expansion and a turnaround in the current trend.

EURO-ZONE

The real GDP rose slightly in the Euro-zone during the first six months of the year. Economic activity remained at low levels also during the third quarter, due to the slack demand both inside and outside Europe and persistent uncertainty. Although there are no clear signs of immediate and strong recovery, the situation in terms of supply in Europe appears to be more positive. EC studies have revealed improvements in the manufacturing, services, and construction divisions, however it is difficult to predict how long recovery in the Euro-zone will take. GDP could grow at a rate of 1.5%.

The Statistical Office of the European Community (Eurostat) expects inflation to level out at nearly 2%, in line with ECB objectives. The absence of any regular price increase in the next few months could encourage demand inside Europe, aided by the rate of inflation which should be between 1.1% and 2.1%. However, expectations were revised down by the ECB in December. Short-term interest rates were at 3.25% so that the money supply (M3) remained at higher than forecast levels, however not enough to necessitate further cuts in the immediate future.

In particular, GDP in Italy grew to 1.9% year-on-year. Among the components of the aggregated demand there was an increase in consumption, large investments in production, and a considerable accumulation in stocks. In terms of supply, the slight growth in 2001 could lead to expansion in 2002 if the demand of the industrial division continues in line with the positive indicators at the start of this year. On the basis of the cost of living index, the average rate of inflation in 2001 was 2.4% due to the increase in food prices sustained by substantial demand and the rounding resulting from the changeover to the Euro.

U.S.

In 2001, the Fed cut interest rates on Fed Funds to 1.75% in an effort to stimulate recovery through financing without placing too much of a burden on the economy. In view of the moderate recovery, the current level should be maintained in 2002.

The end of 2001 saw the return of consumer confidence with an unexpected rise in spending combined with a reduction in accumulated stocks and the subsequent need to restock. Therefore, even if spending falls in the first quarter of 2002, accumulated stocks and corporate investments, estimated on the basis of interest rate levels, should result in a fairly positive performance. Excluding a dramatic downturn in consumption, the second half of 2001 should see GDP growth approaching an annualised 3.5% quarter-on-quarter.

Prices in the U.S. have been dragged down by the trend in energy prices and the containing of inflation in the services division, taking the expected rate of inflation in 2001 to 2.9%.

JAPAN

2001 was a year of continued slump for Japan. On the basis of trends at the end of 2001, there are few signs of recovery in terms of supply. The Tankan survey, the broadest in its field regarding the type and number of companies surveyed, revealed a steady deterioration in the services, construction and manufacturing divisions, particularly for small to medium-sized companies.

The beginning of 2002 will probably be characterised by a further contraction in supply reflected by the utilisation of existing stocks. In fact, although companies are trying to sell their stocks, spending is low and, consequently, the stocks/sales ratio is very high. The outlook is therefore also worrying in terms of demand. In its most recent studies, the Bank of Japan links the slowdown in consumer spending to the rise in unemployment, the reduction in hours worked, and the decrease in profits. The outlook is worsened by the announcement of further redundancies by companies in the first quarter of 2002 in addition to the low profits and levels of investment forecast for the rest of the year.

Deflation has been seen over the most recent months with an average price index of at least 0.7%.

FINANCIAL MARKETS

The foreign exchange market was characterised by a steady strengthening of the Euro against the US dollar during 2001. The €/US$ was around 0.90 in the last quarter of 2001 against 0.93 at the start of the same year. This trend reflects a reduction in strength of the overvalued dollar reflecting the slowdown of the American economy. A progressively weaker Japanese yen in 2001 resulted in an average US$/JP¥ exchange rate of 122, with a further deterioration expected during 2002. The main causes are the downturn in the Japanese economy and the Bank of Japan's monetary policy aimed at encouraging exports through competitive devaluation.

American stock markets saw a general slump and hit an all-time low at the end of September following the terrorist attacks in New York. The Dow Jones Industrial Average fell from 10,600 points in January to 9,200 points in September showing a drop of 5.6% at the end of 2001. The situation is expected to improve in 2002 on the basis of an upward trend which began in November. The NASDAQ Composite followed the same course, opening the year at 2,291 points and falling 304 points (-13%,) with signs of a recovery in 2002.

Trends in the Italian Mibtel index reflected the performance of American stock markets. The index opened in 2001 at 29,834 points and dropped to its lowest level in September. By the end of the year it had fallen by 23% to 22,855 points in absolute terms.

With respect to the ready-to-wear and textiles division, production rose by 2.8% in 2001 from Euro 47 million to Euro 48.3 million. Exports increased by 6.3% to Euro 28.7 million while imports reached Euro 14.5 million (+9.7% year-on-year). The raw material prices led to a rise of 2.3% in costs of production, mainly as a consequence of the increase in wool and cotton prices. These price increases only partially influence consumer prices which went up by 2.1% in 2001.

Corporate Information

Board of Directors

EXECUTIVE DIRECTORS	
Chairman and Chief Executive Officer	Tonino Perna
Executive director	Massimo S. Brunelli
NON-EXECUTIVE DIRECTORS	
Company director	Antonio Arcaro
Company director	Bruno Assumma
Company director	Antonio Di Pasquale
Company director	Carlo Nicolai

Board of Statutory Auditors

Chairman	Aldo Sanchini
Statutory auditor	Maria Sarno
Statutory auditor	Vittorio Silvestri
Alternate auditor	Simone Feig
Alternate auditor	Marta Fierro

The term of office of the Board of Directors and Board of Statutory Auditors expire on the approval of the financial statements as at and for the year ended December 31, 2001.
On September 5, 2001, the Board of Directors accepted the resignation of the Chief Executive Officer Mr. Gian Carlo Di Risio and appointed Mr. Tonino Perna to replace him.
Certain specific powers obviously remain exclusively with the Board of Directors, which is also entrusted with those powers provided for by law.

Comments on consolidated figures and business performance of the subsidiaries

In addition to the holding company, IT HOLDING Group is composed of thirty-four subsidiaries (legal entities), compared to thirty-two in 2000, plus the affiliate, NEOMETAL OPTIK S.p.A.. Maison R.G. U.S. has been excluded from the consolidation area as it is essentially dormant. Eight of these thirty-three companies deal with production and marketing activities, five of them manage their own trademarks and fifteen of them deal with distribution activities, thirteen of which are foreign companies. Details of the activities of each company and certain balance sheet and income statement figures of the single groups are presented below.

The structure of the IT HOLDING Group at December 31, 2001 was as follows:



IT HOLDING S.p.A.
100% Ittierre S.p.A.
100% ITJ S.p.A.
100% Elite S.r.l.
100% ITC S.p.A.
100% Hypsos S.r.l.
100% IT Finance and Trading B.V.
100% Far IT Ltd.
100% Hobbymarkt Wassenaar B.V.
100% Magic Style S.r.l.
100% Ittierre France S.A.
100% Ittierre Moden GmbH
100% Ittierre Suisse GmbH
100% IT USA Inc.
100% M.A.C. USA Inc.
100% Quartermain Ltd.
100% M.A.C. S.p.A.
100% C.I.M. S.r.l.
100% M.A.C. Deutschland GmbH
100% M.A.C. France E.u.r.l.
100% M.A.C. Japan Inc.
100% M.A.C. Marbella S.L.
100% Extè UK Ltd.
100% Allison S.p.A.
80% Allison Eyewear Inc.
51% Desil S.p.A.
90% IBEX 2001 S.p.A.
80% ITF S.p.A.
100% Gigli S.p.A.
100% V2I Holding S.A.
80% Euroholding Fashion S.A.
80% Interstyle Holding S.A.
80% Moda Brand Holding S.A.
100% Malo S.p.A.
100% Maison R.G. USA Inc. (not consolidated)

Consolidated income statement

(In thousands of Euros)

	12/31/2001	% out of net sales	12/31/2000	% out of net sales	variation %
Net sales	526,660	100.0	432,793	100.0	21.7
Cost of goods sold	(224,754)	42.7	(173,235)	40.0	29.7
Gross profit (first)	301,906	57.3	259,558	60.0	16.3
EBITDA	49,077	9.3	43,661	10.1	12.4
Amortization/depreciation	(26,934)	5.1	(22,630)	5.2	19.0
EBIT	22,143	4.2	21,031	4.9	5.3
Financial income and charges, net	(16,206)	3.1	(11,669)	2.7	38.9
Extraordinary income and expense, net	(4,834)	0.9	(1,277)	(0.3)	278.5
Result before taxes and minority interests	1,103	0.2	8,085	1.9	(86.4)
Income taxes	(106)	*n.m.*	(2,779)	0.6	(96.2)
Result before minority interests	997	0.2	5,306	1.2	(81.5)
Year-end results attributable to minority interests	(34)	*n.m.*	38	*n.m.*	*n.m.*
Net income for the year	**1,031**	**0.2**	**5,268**	**1.2**	**(80.4)**

n.m.: not meaningful

Net sales amounted to Euro 526,660 thousand with an increase of 21.7% and were realized within an unchanged consolidation area.

An analysis by geographical area shows a considerable improvement over 2000 in all significant business activities. European net sales (excluding Italy) were Euro 192,119 thousand compared to Euro 155,918 thousand of the previous year, showing a rise of 23.2%. In Italy, net sales grew by 21% to Euro 210,581 thousand. Sales in America saw an increase of 19.6% and rose from Euro 57,120 thousand to Euro 68,324 thousand, while net sales in the rest of the world increased by 21.6%, rising from Euro 45,758 thousand to Euro 55,636 thousand.

In terms of distribution channels, net sales realized through Directly Operated Stores totalled Euro 38,514 thousand (2000: Euro 31,971 thousand) with an increase of 20.5%. There was also a considerable increase in sales from multi-brand boutiques, not owned by the Group. These boutiques represent the main distribution channel and have particularly contributed to the growth in recent years. Sales realized through this channel were Euro 488,145 thousand (2000: Euro 400,822 thousand) showing an increase of 21.8% and accounting for 92.7% of total net sales in line with the previous year. The negative impact of the events of September 11 was mitigated by the above-mentioned increase together with the limited effect of revenues in America.

Based on an analysis of net sales realized through owned and licensed brands, sales of the former rose to Euro 139,938 thousand (over 4.8% compared to 2000), representing 26.6% of total net sales. Sales of the latter represented 63% of total net sales and amounted to Euro 331,952 thousand (an increase of 30.4%). Positive sales were realized by the "Gianfranco Ferré Jeans" and "Gianfranco Ferré Sport" brands (licensed to ITTIERRE S.p.A.), owned by GIANFRANCO FERRÉ Group which is a subsidiary of PA Investments S.A. at December 31, 2001. Net sales from these trademarks were Euro 54,770 thousand, representing 10.4% of total net sales and a growth of 24.5% versus the previous year.

The Gross profit (first) decreased from 60% to 57.3%, while EBITDA as a percentage of net sales went from 10.1% to 9.3%. The decrease is mainly due to the increase in costs for raw materials and commissions due, partially set off by improved efficiency in the structure of fixed costs.

EBIT was Euro 22,144 thousand rising by 5.3% over the previous year but the percentage of net sales decreased slightly. Amortization and depreciation rose from Euro 22,630 thousand in 2000 to Euro 26,934 thousand mainly as a consequence of investments made for the opening of "Malo" boutiques in Porto Cervo, Courmayeur, Saint Tropez, London, and Marbella, as well as the enlargement of the Rome boutique.

The result before taxes and minority interests was Euro 1,103 thousand against Euro 8,085 thousand of the previous year, mainly due to extraordinary personnel costs and the growth in financial charges arising from the increase in working capital.
Net income for the year was Euro 1,031 thousand (2000: Euro 5,268 thousand) as a result of a lower tax burden.

Consolidated financial position

(In thousands of Euros)

	12/31/2001	12/31/2000
Intangible assets	152,592	148,632
Tangible assets	53,082	49,230
Long-term financial assets	5,126	8,679
Fixed assets	**210,800**	**206,541**
Inventories	128,251	97,707
Accounts receivables	73,274	75,015
Accounts payables	(146,194)	(127,542)
Other net assets (liabilities)	51,730	21,968
Working capital	**107,061**	**67,148**
Severance pay fund	**(11,967)**	**(10,214)**
Net invested capital	**305,894**	**263,475**
Financed by:		
Short-term financial payables	173,756	103,174
Medium-term financial payables	42,469	58,388
Cash and cash equivalents	(46,589)	(36,237)
Net financial indebtedness	**169,636**	**125,325**
Shareholders' equity	**136,258**	**138,150**
Sources of financing	**305,894**	**263,475**

Fixed assets net of amortization and depreciation increased by Euro 4,529 thousand with investments for the year amounting to Euro 36,365 thousand.
The rise in turnover impacted working capital, in particular inventories, which saw an increase of Euro 30,544 thousand (+31%) over 2000.
The growth in net sales and investments has therefore led to an increase of 35% in net financial debt over 2000.
In order to analyze the Group performance, the reclassified income statement and financial position relating to the two main business activities are presented below.

Ready-to-wear and accessories division

Income statement:

(In thousands of Euros)

	12/31/2001	% out of net sales	12/31/2000	% out of net sales	increase (decrease) %
Net sales	484,774	100.0	406,523	100.0	19.2
Cost of goods sold	(203,878)	42.1	(160,123)	39.4	27.3
Gross profit (first)	280,896	57.9	246,400	60.6	14.0
Sample costs	(36,322)	7.5	(32,899)	8.1	10.4
Second production margin	244,574	50.5	213,501	52.5	14.6
Sales commissions	(13,492)	2.8	(7,665)	1.9	76.0
Royalties	(49,757)	10.3	(40,496)	10.0	22.9
Advertising costs	(17,175)	3.5	(18,065)	4.4	(4.9)
Transport costs for sales	(11,357)	2.3	(9,091)	2.2	24.9
Total direct sales costs	(91,781)	18.9	(75,317)	18.5	21.9
Third production margin	152,793	31.5	138,184	34.0	10.6
Personnel expenses	(53,494)	11.0	(50,020)	12.3	6.9
Other operating fixed costs	(52,678)	10.9	(46,805)	11.5	12.5
Write-downs	(2,607)	0.5	(858)	0.2	204.0
EBITDA	44,013	9.1	40,501	10.0	8.7
Amortization/depreciation	(24,326)	5.0	(21,086)	5.2	15.4
EBIT	19,687	4.1	19,415	4.8	1.4
Financial income and charges, net	(15,024)	3.1	(12,557)	3.1	19.6
Extraordinary income and expense, net	(4,874)	1.0	95	*n.m.*	*n.m.*
Result before taxes and minority interests	(211)	*n.m.*	6,953	1.7	(103.0)
Income taxes	923	(0.2)	(1,367)	0.3	(167.5)
Result before minority interests	713	0.1	5,586	1.4	(87.2)
Year-end result attributable to minority interests	59	*n.m.*	38	*n.m.*	*n.m.*
Net income for the year	**654**	**0.1**	**5,548**	**1.4**	**(88.2)**

n.m.: not meaningful

This business area generates the majority revenues for the Group, with net sales of Euro 484,774 thousand representing an increase of 19.2%. The effect on net sales of this business area has reduced from 93.9% in 2000 to 92.0% following a higher proportional increase in eyewear sales described in the next section.

Net sales in Europe (excluding Italy) had the greatest increase and rose by 22% to Euro 182,772 thousand. Net sales in Italy reached Euro 188,677 thousand with a 16.1% increase, while the Group recorded sales in North and South America amounting to Euro 62,230 thousand, rising by 21.3%. For the rest of the world, net sales were Euro 51,095 thousand showing a growth of 18.8%.

Cost of goods sold rose from Euro 160,123 thousand to Euro 203,878 thousand, due to both the use of exclusive materials and production processes to create the most recent collections and to the widening of the product range. The Gross profit (first) is therefore 57.9% of net sales compared to 60.6% in 2000. This is reflected in the second production margin which is 50.5% of net sales, partly offset by the percentage reduction in sample costs.

Direct sales costs, personnel costs and other fixed operating costs remained stable. As a consequence, the EBITDA was 9.1% of net sales compared to 10% in the previous year. The reduction in profitability of the ready-to-wear and accessories division relates to the "Malo" brand, which absorbed higher structural and sample costs as a result of the product range expansion. EBIT was Euro 19,688 thousand representing 4.1% of net sales (2000:

4.8%). Amortization and depreciation rose in absolute terms but remained stable as a percentage of net sales. The increase was mainly due to investments for the opening of shops and the expansion of the direct distribution network for Group owned brands.
As a consequence of increased financial charges and extraordinary charges linked to the reorganization of the Group, the result before taxes and minority interests was a negative Euro 210 thousand (2000: Euro 6,953 thousand).

Financial position:

(In thousands of Euros)

	12/31/2001	12/31/2000
Fixed assets	201,822	202,433
Working capital	93,218	63,286
Severance pay fund	(9,352)	(8,530)
Net invested capital	**285,688**	**257,189**
Net financial indebtedness	149,501	118,373
Shareholders' equity	136,187	138,816
Sources of financing	**285,688**	**257,189**

The increase in fixed assets relates to the investments in owned brands, in particular "Malo". The latter trademark's position in the top tier of the luxury goods division requires extremely high product quality and scrupulous attention to product image and its enhancement through the following means: high-end advertising campaigns; high profile marketing; special boutique lay outs to attract the customer and the acquisition of prestigious retail spaces. The last two factors are of a particularly extraordinary nature and, together with investments in IT systems and the updating of plant, led to the increase in fixed assets.
The main reason for the rise in working capital and indebtedness, also for the ready-to-wear and accessories division, was the growth in net sales.

Eyewear division

Income statement:

(In thousands of Euros)

	12/31/2001	% out of net sales	12/31/2000	% out of net sales	increase (decrease) %
Net sales	45,142	100,0	27,898	100,0	61,8
Cost of goods sold	(20,930)	46,4	(13,206)	47,3	58,5
Gross profit (first)	24,212	53,6	14,692	52,7	64,8
Second production margin	24,212	53,6	14,692	52,7	64,8
Sales commissions	(4,857)	10,8	(2,332)	8,4	108,3
Royalties	(2,473)	5,5	(1,116)	4,0	121,6
Advertising costs	(2,460)	5,5	(1,138)	4,1	116,2
Transport costs for sales	(932)	2,1	(519)	1,9	79,6
Total direct sales costs	(10,722)	23,8	(5,105)	18,3	110,0
Third production margin	13,490	29,9	9,587	34,4	40,7
Personnel expenses	(4,177)	9,3	(2,649)	9,5	57,7
Other operating fixed costs	(3,902)	8,6	(3,507)	12,6	11,3
Write-downs	(347)	0,8	(270)	1,0	28,5
EBITDA	5,064	11,2	3,161	11,3	60,2
Amortization/depreciation	(2,609)	5,8	(1,547)	5,5	68,6
EBIT	2,455	5,4	1,614	5,8	52,1
Financial income and charges, net	(1,182)	2,6	(496)	1,8	138,3
Extraordinary income and expense, net	40	(0,1)	12	*n.m.*	233,3
Result before taxes and minority interests	1,313	2,9	1,130	4,1	16,2
Income taxes	(1,029)	2,3	(1,412)	5,1	(27,1)
Result before minority interests	284	0,6	(282)	(1,0)	200,7
Year-end result attributable to minority interests	(92)	0,2	38	0,1	*n.m.*
Net income for the year	**376**	**0,8**	**(320)**	**(1,1)**	**(217,5)**

n.m.: not meaningful

Eyewear generated again excellent results in terms of sales, confirming the success of the Group's precisely-targeted strategy which enabled the company to identify and exploit the considerable growth in the eyewear market, in contrast to other competitors in the division who entrusted this business area to licensees.

Net sales increased by 61.8% and amounted to Euro 45,142 thousand (2000: Euro 27,898 thousand).

On the geographical breakdown basis, the "rest of the world" had the highest growth (63.4%), recording net sales of Euro 4,541 thousand. In Italy, net sales were Euro 25,160 thousand showing an increase of 90.9%, while net sales in North and South America rose by 4.3% to Euro 6,094 thousand. In the rest of Europe, net sales amounted to Euro 9,347 thousand with an increase of 53.3% over 2000.

The improvement in Gross profit (first) (2001: 53.6%; 2000: 52.7%) was related to the higher percentage of Group owned trademarks on eyewear sales compared to licensed brands.

The considerable rise in sales necessitated investments which led to higher costs for advertising, agents' commissions and personnel. As a consequence, EBITDA remained unchanged with respect to the previous year and represented 11.3% of net sales.

EBIT was Euro 2,455 thousand (5.4% of net sales) and showed a rise of 52.1% compared to 2000. Amortization and depreciation rose from Euro 1,547 thousand in 2000 to Euro 2,609 thousand (68.6%) due to the acquisition of DESIL S.p.A., one of the few companies in the world specialised in the production of gold laminated eye-glasses, to the expansion of the distribution network through the American subsidiary, ALLISON EYEWEAR Inc., and to the further internalisation and updating of the production structure.

Like the ready-to-wear and accessories division, the increase in eyewear sales and subsequent rise in working capital were the result of higher financial charges (2001: Euro 1,182 thousand; 2000: Euro 496 thousand). The result before taxes and minority interests was therefore Euro 1,313 thousand with a lower impact on net sales compared to the previous year.
Net income for the year was Euro 376 thousand against the net loss of Euro 320 thousand for 2000.

Financial position:

(In thousands of Euros)

	12/31/2001	12/31/2000
Fixed assets	12,283	7,051
Working capital	13,843	3,862
Severance pay fund	(2,615)	(1,684)
Net invested capital	**23,511**	**9,229**
Net financial indebtedness	20,135	6,952
Shareholders' equity	3,376	2,277
Sources of financing	**23,511**	**9,229**

Fixed assets rose due to the acquisition of the majority shareholding (51%) in DESIL S.p.A. and investments for the restructuring and updating of the IT system of the Volta Mantovana (MN) production facility.

Stock performance

The value of IT Holding shares (Reuters: ITH MI, Bloomberg: ITH IM, ISIN: IT0001165049) fell by 8% during 2001, going from Euro 3.83 at the beginning of the year to Euro 3.52 at year-end, with a high and low of Euro 4.50 and Euro 2.41 respectively. Compared to MIBTEL, the reference index, which fell 23% in the same time-span, IT HOLDING shares had a relative performance of 15%.

COMPARATIVE RETURNS

Range 1/ 2/01 - 12/28/01 Period D Daily 360 Day Period

	Securities	Crncy	Prc Appr	Total Ret	Difference	Annual Eq
1	ITH IM Equity	EUR	-8.20 %	-7.62 %	13.71 %	-7.72 %
2	MIBTEL Index	ITL	-23.39 %	-21.32 %		-21.58 %
3						

(* = No dividends or coupons)



20
10
0
-10
-20
-30
-40
-50
IT HOLDING SPA
MILAN MIB TELEMATICO
26
16FEB
9MAR
30
20APR
11MAY
1JUN
22
13JUL
3AUG
24
14SEP
5OCT
26
16NOV
7DEC
28

Significant events

The most important events which took place in 2001 may be summarized as follows:

January 2001:

- On January 2, an exclusive license agreement lasting three years was signed with third parties for the production and sale of footwear under the "Husky" brand.
- On January 23, the Board of Directors of GIGLI S.p.A. accepted the resignation of Mr. Carlo Nicolai from his position as company director and Chairman, and co-opted Mr. Antonio Arcaro to replace him.
  On April 26, the shareholders resolved the appointment of Mr. Antonio Arcaro as company director and Chairman who will remain in office until the approval of the financial statements at December 31, 2002.

February 2001:

- On February 1, an exclusive license agreement lasting three years was signed with third parties for the production and sale of ready-to-wear and accessories under the "Extè" brand.

- On February 1, ALLISON S.p.A. exercised the option to acquire 80% of the share capital of EUROFRAMES EYEWEAR Inc. (now ALLISON EYEWEAR Inc.) which has registered offices in Los Angeles (California) and distributes eyewear for the North American market.

March 2001:

- IT HOLDING S.p.A. transferred its office in Milano from Via Boschetti no. 1 to Corso Monforte no. 30.
- On March 6, the boards of directors of ITTIERRE S.p.A., ITJ S.p.A. and FD S.p.A. accepted the resignation of Mr. Gianfranco Cianci from his position as company director and Chief Executive Officer. Mr. Franco Orlandi has replaced him by co-optation.
- On March 9, the Board of Directors of ITTIERRE ITALIA S.p.A. accepted the resignation of the Chairman Mr. Gianfranco Cianci who has been replaced by Mr. Angelo Giallorenzo.

April 2001:

- On April 1, MAC FRANCE E.u.r.l. acquired the total shareholding in NOUVELLE LA MARJOLAINE S.a.r.l. from third parties for the price of FFr 3,300,000 (Euro 503 thousand).
- On April 6, the extraordinary shareholders' meeting of ITJ S.p.A. resolved the conversion of the share capital into Euro and the modification of article five of the company's bylaws. The share capital now amounts to Euro 5,676,000 composed of 1,100,000 shares with a nominal value of Euro 5.16 each.
- On April 6, the extraordinary shareholders' meeting of FD S.p.A. resolved the conversion of the share capital into Euro and the modification of article five of the company's bylaws. The share capital now amounts to Euro 4,128,000 composed of 800,000 shares with a nominal value of Euro 5.16 each.
- On April 6, the extraordinary shareholders' meeting of ITTIERRE S.p.A. resolved the conversion of the share capital into Euro and the modification of article five of the company's bylaws. The share capital now amounts to Euro 27,864,000 composed of 5,400,000 shares with a nominal value of Euro 5.16 each.
- On April 27, M.A.C. – MANIFATTURE ASSOCIATE CASHMERE S.p.A. acquired the entire share capital of TOMMY INTERNATIONAL S.r.l. from third parties. This company is the tenant in a rent contract for a Rome boutique.

May 2001:

- On May 4, the shareholders' meeting of IT HOLDING S.p.A. resolved the conversion of its share capital into Euro and the modification of article 9 of the company bylaws (introduction of the Regulation of Shareholders' Meetings). The share capital now amounts to Euro 10,006,500 composed of 200,130,000 shares with a nominal value of Euro 0.05 each.
- On May 30, an exclusive license agreement, valid until December 31, 2006, was signed with third parties for the production and sale of children's ready-to-wear and accessories under the "Husky" trademark.

June 2001:

- On June 14, a stand-by credit line co-ordinated by San Paolo IMI S.p.A. was granted to IT HOLDING S.p.A. for a total amount of Euro 77,469 thousand, expiring on December 12, 2002, at 1 year Euribor + 0.60% spread.

July 2001:

- On July 3, the extraordinary shareholders' meetings of FD S.p.A. and ITJ S.p.A. approved the project for the merger of FD S.p.A. into ITJ S.p.A..
- On July 3, the extraordinary shareholders' meeting of HYPSOS S.p.A. resolved its transformation into a S.r.l. (limited liability company) and appointed Mr. Alessandro Nicolais as a new company director to replace Mr. Paolo Guerriero Carloni who had resigned previously. At the same meeting, the shareholders resolved the conversion of the company's share capital into Euro which now amounts to Euro 104,000.
- On July 3, the extraordinary shareholders' meeting of MAGIC STYLE S.r.l. resolved the conversion of its quota capital into Euro which now amounts to Euro 10,330.
- On July 3, the extraordinary shareholders' meeting of ITTIERRE ITALY S.p.A. resolved the conversion of its share capital into Euro. The share capital now amounts to Euro 5,681,000 composed of 1,100,000 shares with a nominal value of Euro 5.16 each.
- On July 3, with resolution on the same date, the Board of Directors of ITTIERRE S.p.A. appointed Nicola Baranello as Chief Operating Officer.
- On July 4, 2001, Banca Popolare di Milano S.p.A. granted a stand-by credit line for a total amount of Euro 25,823 thousand to IT HOLDING S.p.A., expiring on January 2, 2003, at one year Euribor plus 0.75% spread.
- On May 9, the extraordinary shareholders' meeting of GIGLI S.p.A. resolved the conversion of its share capital into Euro and the modification of certain articles of the company bylaws to adapt them to the new company requirements. The share capital now amounts to Euro 520,000 composed of 1,000,000 shares with a nominal value of Euro 0.52 each.
- On July 9, the extraordinary shareholders' meeting of ITC S.p.A. resolved the conversion of its share capital into Euro and the modification of certain articles of the company bylaws to adapt them to the new company requirements. The share capital now amounts to Euro 2,580,000 composed of 500,000 shares with a nominal value of Euro 5.16 each.
- On July 24, ALLISON S.p.A. concluded the acquisition of 51% of the share capital of DESIL S.p.A.. This company has registered offices in Domegge di Cadore (BL) and is specialised in the production of gold laminated eye-glasses.
- On July 24, IBEX 2001 S.p.A. was set up with a share capital of Euro 100,000 (90% IT HOLDING S.p.A., 10% Mr. Roberto Cavalli) with registered offices in Corso Monforte, 30, Milano, Italia. The business purpose of the company is the production and sale of perfumes and cosmetics.
- On July 24, the shareholders' meeting of DESIL S.p.A. resolved the conversion of its share capital into Euro. The share capital now amounts to Euro 1,078,000 composed of 2,156,000 shares with a nominal value of Euro 0.50 each.
- On July 25, the shareholders' meeting of ALLISON S.p.A. resolved the conversion of its share capital into Euro. The share capital now amounts to Euro 1,702,800 composed of 330,000 shares with a nominal value of Euro 5.16 each. The rounding difference of Euro 1,508 has been recorded as an increase in the legal reserve.
- On July 26, the extraordinary shareholders' meeting of M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A. resolved the conversion of its share capital into Euro. The share capital now amounts to Euro 2,580,000 composed of 500,000 shares with a nominal value of Euro 5.16 each. The rounding difference has been recorded as an increase in the legal reserve.
- On July 26, the extraordinary shareholders' meeting of MALO S.p.A. resolved the conversion of its share capital. The share capital now amounts to Euro 5,200,000 composed of 10,000,000 shares with a nominal value of Euro 0.52 each.
- On July 26, 2001, the partners' meeting of CIM S.r.l., resolved the conversion of its quota capital into Euros. The quota capital now amounts to Euro 30,988.

September 2001:

- On September 5, the Board of Directors of IT HOLDING S.p.A. accepted the resignation of Mr. Gian Carlo Di Risio from his position as Chief Executive Officer. At the same meeting, the Board of Directors conferred the position of Chief Executive Officer to Mr. Tonino Perna.
- On September 13, ITF S.p.A. was set up with a share capital of Euro 5,200,000 (80% IBEX 2001 S.p.A., 20% Mr. Roberto Martone). The registered offices of this new company are in Via Tortona, 15, Milano, Italia and its business purpose is the marketing and distribution of perfumes and cosmetics sold under trademarks available to IT HOLDING Group in the present or future.
- On September 18, the first meeting of the "Internal Control Committee" was held.

October 2001:

- On October 1, Mr. Gian Carlo Di Risio resigned from his position as company director of ITTIERRE S.p.A., ITJ S.p.A., FD S.p.A. and ITC S.p.A..
- On October 17, TOMMY INTERNATIONAL S.r.l. merged into M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A. under a merger deed signed on the same date. This merger has retroactive effect for tax and accounting purposes as of March 1, 2001.
- On October 22, the Board of Directors accepted the resignation of the company director Mr. Gian Carlo Di Risio received on October 9.
- On October 22, the agreement with Gianni Versace S.p.A. was concluded for the sale of VERSIT LLC. for an amount equal to its book value.
- On October 30, an exclusive license agreement lasting four years was signed with third parties for the production and sale of ready-to-wear and accessories under the "Romeo Gigli" and "Gigli" trademarks.
- On October 31, an exclusive license agreement lasting seven years was signed with third parties for the production and sale of ready-to-wear and accessories under the "Husky" brand.

November 2001:

- On November 16, the Board of Directors of ITJ S.p.A. co-opted Mr. Nicola Baranello to take the position of company director.
- On November 16, the Board of Directors of ITTIERRE S.p.A. co-opted Mr. Nicola Baranello to take the position of company director.
- On November 16, the merger deed was signed for the merger of FD S.p.A. into ITJ S.p.A. and was lodged with the Chamber of Commerce of Isernia on November 30.
- On November 16, the merger deed was signed for the merger of ITTIERRE ITALIA S.p.A. into ITTIERRE S.p.A. and was lodged with the Chamber of Commerce of Isernia on November 30.
- On November 30, ITJ S.p.A. acquired the entire quota capital of ELITE S.r.l. from third parties. This company has a quota capital of Euro 46,481.
- On November 30, ITTIERRE S.p.A. sold its business activity represented by the Pettoranello di Molise (IS) outlet to ELITE S.r.l..

December 2001:

- On December 20, the shareholders of IT HOLDING S.p.A. appointed Mr. Massimo Brunelli as company (executive) director to replace Mr. Gian Carlo Di Risio who had previously resigned.
- On December 20, ITTIERRE S.p.A. sold its two shareholdings in EXTÈ (UK) Ltd, consisting of £1 each, to M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A for Lit 10,000.

- On December 28, the company signed an agreement with the parent company PA Investments S.A. for the sale of its take over rights in the financial lease contract between Clark Premises S.r.l. and Locafit S.p.A. relating to premises in Via Arconati, 1, Milano, Italia. IT HOLDING S.p.A. did not make any payment to PA Investments S.A. for the sale but reimbursed it for part payments already made as well as legal and agents' fees.
- On December 31, NOUVELLE LA MARJOLAINE S.a.r.l. merged into MAC FRANCE E.u.r.l..
- At December 31, IT HOLDING S.p.A. made advance payments to third parties, amounting to Euro 1,122 thousand, for the purchase, finalized on February 11, 2002, of 100% of the share capital (42,500 shares equal to Euro 1,993,750), of DJL ONE S.A.S. with registered offices in Paris, which subsequently changed its name to GF MONTAIGNE S.A.S. on February 12, 2002. This company is the tenant in a rent contract for a Paris boutique.

Other significant events

- The lawsuit brought against ITTIERRE S.p.A. by Trussardi S.p.A. continues. Summons were received on March 23, 1998 to appear before the Milano Court and the preliminary stage involving the court-appointed experts ended with the filing of the experts' report a few days before the issue of this report. On examination, the conclusions of the court officials do not support the claims for damages brought by Trussardi S.p.A.. Consequently, the Board of Directors still considers the valuation of risk contained in the Directors' Discussions and Analyses to the financial statements at December 31, 1998, 1999, and 2000 to be correct.
- The lawsuit brought against M.A.C. - Manifatture Associate Cashmere S.p.A. ("M.A.C. S.p.A.") by Casor S.p.A. also continues. Summons were received on June 20, 2000 to appear before the Firenze Court and the proceeding is currently at the preliminary stage with the exchange of briefs. There are no reasons to modify the opinions expressed in the Directors' Discussion and Analysis to the financial statements at December 31, 2000.
- By an appeal lodged on December 11, 2001, Fintorlonia S.p.A. requested the Rome Court to pronounce the termination of two rent contracts signed by the IT HOLDING subsidiaries, M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A. and MAGIC STYLE S.r.l., relating to buildings located in Rome (via Borgognona and via Bocca di Leone) to be used as a "flagship" store for "Malo". Fintorlonia S.p.A. claims that the tenants carried out internal works without prior authorisation, a claim which M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A. and MAGIC STYLE S.r.l. can prove to be groundless. However, if the claims of Finterlonia were accepted, the two subsidiaries could lose the buildings and investments made, calculated at consolidated level in approximately Euro 3 million. At present, given the preliminary state of the proceeding and on the basis of the legal opinion received, there is no reason to believe that the companies will lose the case;

Research and development and advertising

Since 1999, the Group has incurred considerable costs for research into the production, styling and marketing of new ready-to-wear and accessories under new brands which it owns or acquired under license agreements.

Relationships with subsidiaries, affiliates, parent companies, and with companies controlled by the latter and relationships with related parties

GTP HOLDING S.p.A. controls IT HOLDING S.p.A. through PA Investments S.A., a company with registered offices in Luxembourg which directly holds 134,267,900 shares (equal to 67.09% of the subscribed and paid-up share capital.)

PA Investments S.A. is controlled by GTP HOLDING S.p.A. (99.9%), with registered offices in Rome, which in turn is held by AP di Tonino Perna S.a.s. (49.5%) and by Tonino Perna & C. S.a.s. (49.5%) both with registered offices in Isernia.

In compliance with CONSOB directives, article 2359 of the Civil Code and with IAS 24, the following table summarizes relationships between IT HOLDING S.p.A. and its subsidiaries, directly and indirectly held, with parent companies and other companies controlled by the latter.

In order to give greater disclosure, the following table shows the balance of receivables, payables, costs and revenues due to and from parent companies and companies controlled by the latter at December 31, 2001, the most significant amounts are commented in the notes.

(In thousands of Euros)

	Receivables	Payable	Revenues	Costs
Parent companies				
PA Investments S.A.	-	80	670	-
GTP HOLDING S.p.A.	33	48	9	-
Companies controlled by PA Investments S.A.				
SERVIZI MODA S.r.l.	354	116	428	-
ANTONIO BERARDI S.r.l.	117	244	94	930
DINERS CLUB ITALIA S.p.A.	65	7,619	52	-
GIANFRANCO FERRÉ S.p.A.	1,947	3,287	14	4,573
GIANFRANCO FERRÉ FRANCE E.u.r.l.	39	2	5	-
GIANFRANCO FERRÉ U.S. Inc.	9	-	9	-
GIANFRANCO FERRÉ UK Ltd.	3	-	3	-
NUOVA ANDREA FASHION S.p.A.	-	-	214	-
FMR S.p.A.	8	2	-	-
VENTURA S.p.A.	-	162	-	-
DA VERRAZZANO S.r.l.	-	2	-	-
DINERS CLUB SIM S.p.A.	-	371	-	-
Subsidiaries non included in the consolidation				
MAISON RG U.S. Inc.	33	75	-	-
Affiliates				
NEOMETAL OPTIK S.p.A.	93	1,228	412	2,888
Related parties				
Other	-	3	-	1

Parent companies

- Revenues relating to PA Investments S.A arise from interest income accrued by GIGLI S.p.A. for the prepayment of the loan for the acquisition through V2I Holding S.A. of the three companies owning the Gigli trademarks. The payable due to PA Investments S.A. relates to payments it made on behalf of EUROHOLDING FASHION S.A..
- Receivables due from GTP HOLDING S.p.A. amount to Euro 33 thousand and relate to costs incurred on its behalf during the year. Payables relate to the transfer of employees during 2001 and the recharging of services.

Companies controlled by PA Investments S.A.

- SERVIZI MODA S.r.l.. Receivables and revenues amounting to Euro 354 thousand and Euro 428 thousand respectively mainly relate to the recharging of advertising costs. Payables of Euro 116 represent the recharging of various costs.
- ANTONIO BERARDI S.r.l.. Receivables and revenues relate to recharged costs incurred on its behalf. Costs and the residual payable relate to fashion advisory services.
- DINERS CLUB ITALIA S.p.A.. Receivables and revenues relate to recharged costs incurred on its behalf. Payables refer to various recharged costs (Euro 29 thousand), payments to suppliers using the Diners credit card (Euro 7,425 thousand) and use of company credit cards (Euro 165 thousand).
- GIANFRANCO FERRÉ S.p.A.. Receivables amount to Euro 1,947 thousand and are mainly composed of trade receivables while payables of Euro 3,287 thousand relate to royalties due. Revenues (Euro 14 thousand) relate to the sale of accessories and costs are attributable to the related royalties.
- GIANFRANCO FERRÉ FRANCE E.u.r.l.. Receivables and payables, amounting to Euro 39 thousand and Euro 2 thousand respectively relate to transactions of a trading nature.
- GIANFRANCO FERRÉ U.S. Inc.. Both receivables (Euro 9 thousand) and revenues relate to transactions of a trading nature.
- GIANFRANCO FERRÉ UK Ltd.. Both receivables (Euro 3 thousand) and revenues relate to transactions of a trading nature.
- NUOVA ANDREA FASHION S.p.A.. Revenues of Euro 214 thousand relate to the sale of finished products.
- FMR S.p.A.. Receivables relate to the recharging of costs incurred on its behalf. Payables refer to subscriptions to the company's publications.
- VENTURA S.p.A.. Payables relate to organizational services for the transfer of Group employees.
- DA VERRAZZANO S.r.l.. Payables relate to organizational services for the transfer of Group employees.
- DINERS CLUB SIM S.p.A.. Payables of Euro 371 thousand relate to the purchase of 106,000 treasury shares on behalf of IT HOLDING S.p.A. which occurred towards the end of the year.

Unconsolidated subsidiaries

- MAISON RG U.S. Inc.. Receivables total Euro 33 thousand and represent payables taken on by the parent company MALO S.p.A., while payables of Euro 75 thousand relate to transactions of a trading nature.

Affiliates

- NEOMETAL OPTIK S.p.A.. All transactions performed with this company are of a trading nature since it produces eye-glass frames and components for collections sold by ALLISON S.p.A..

Related parties

The remaining balances refer to transactions with counterparties related to certain Group directors.

All these transactions are performed on an arm's length basis or at more advantageous conditions.

Further information concerning relationships with parent companies and companies controlled by them, as well as relationships with related parties, is presented in the notes.

Significant events after the year-end

- In January 2002, the Ministry of Manufacturing approved the subsidies as per Law 488/92 requested by ITTIERRE S.p.A.. The expected investments, amounting to Euro 9,543 thousand, should be completed within four years.
- On January 23, 2002, the acquisition by Industrie Cosmetiche Riunite S.p.A. of the business activity relating to the worldwide distribution of perfumes under the "Gai Mattiolo" brand and the distribution in Italy of perfumes under the "Ferragamo" and "Ungaro" brands was finalized.
- In January 2002, ALLISON S.p.A. launched a new product line under the "Ferré" trademark.
- On February 8, 2002, the sale of the previously mentioned financial lease contract was signed with Locafit S.p.A..
- On February 11, 2002, IT HOLDING S.p.A. finalized the purchase of 100% of the share capital (42,500 shares equal to Euro 1,993,750), of DJL ONE S.A.S. from third parties for an amount of Euro 6,161 thousand. The price was net of advance payments made in 2001. This company has its registered offices in Paris and subsequently changed its name to GF MONTAIGNE S.A.S. on February 12, 2002. This company is the tenant in a rent contract for a Paris boutique.
- On February 28, 2002, the sale to third parties of the business activity consisting of the Cannes boutique of GF MONTAIGNE S.A.S. was finalized.
- In February 2002, ALLISON S.p.A. subscribed 66.66% of the quota capital of BIEMME S.r.l., a company with registered offices in Valdobbiadene (TV) which is specialised in galvanic production and dyeing.
- In February 2002, ALLISON S.p.A. exercised the option to acquire 80% of the share capital of EYEWEAR CONNECTION Inc. through the conversion of the loan granted in December 2001. The company subsequently changed its name to ALLISON CANADA Inc..
- On March 20, 2002, ITTIERRE S.p.A. renewed the three license agreements with Gianni Versace S.p.A. for ready-to-wear lines sold under the "Versus", "Versace Jeans Couture" and "Versace Jeans segnature" trademarks. The renewal period is five years, from the Spring/Summer 2003 collection to the Fall/Winter 2007-2008 collection, and both parties may withdraw in advance from the agreements, in which case the related agreement will terminate with the Fall/Winter 2005-2006 collection.
- In relation to the Group reorganization process and the expected integration with the activities of GIANFRANCO FERRÉ S.p.A., on March 26, the Board of Directors of ITTIERRE S.p.A. resolved the sale of its entire shareholding in ITC S.p.A. (with a production facility in Bologna) to GIANFRANCO FERRÉ S.p.A.. The sales price was provisionally fixed at Euro 100,000 and will be adjusted to reflect the company's net worth at March 31, 2002. ITC S.p.A. will subsequently change its name to FERRÉ MANUFACTURING S.p.A, and in the future will operate in the development and production of the most important Ferré lines.
- On March 28, 2002, PA Investments S.A. and IT HOLDING S.p.A. signed a preliminary agreement for the acquisition of 99.99% of the share capital (89,998 shares) of FINANCIERE MELPAR HOLDING S.A. (hereafter "FMH"), for a price of Euro 161,677,000. The company has a total share capital of Euro 13,720,400

and registered offices in 9, rue Schiller, L-519, Luxembourg. FMH holds 90% (6,075,000 shares with a nominal value of Euro 1 each) of the share capital of GIANFRANCO FERRÉ S.p.A.. The latter company has its registered offices in via Pontaccio, 21, Milano, Italia (Milano company registrar number no. 00545470189) and a share capital of Euro 6,750,000 fully paid-up. The main reason for the signing of the above-mentioned agreement is that it owns the FERRÉ trademark plus related trademarks. Furthermore, amounts totalling Euro 157,802,168.83 are due from FMH to PA Investments S.A., including principal and interest. They relate to bonds issued by FMH (Euro 136,284,959.13) and a financing agreement (Euro 21,517,210) which PA Investments S.A. will transfer to IT HOLDING S.p.A. concurrently with the sale of the shareholding in FMH for Euro 3,874,831. The total payment due is therefore Euro 161,677,000, as provided for in the preliminary agreement, to guarantee IT HOLDING S.p.A. its 90% shareholding in Ferré; it also includes the cost for the acquisition of the FMH shares and the transfer of the bonds and the financing agreement mentioned above.

Treasury shares

At December 31, 2001, the company had a total of 696,500 treasury shares in its portfolio with a nominal value of Euro 0.05 each amounting to a counter value of Euro 2,726 thousand. The total amount was the result of purchases and sales during the year as approved at the shareholders' meeting of December 20, 2001, which renewed the authorisation to purchase and sell ordinary company shares up to a maximum of 10% of the shares issued, as described in the notes.

Stock options plan

With the resolution passed on September 18, 1997 and subsequently modified and integrated with that passed on April 28, 2000, the extraordinary shareholders' meeting approved the further rise in share capital through the issue of up to a maximum of 2,000,000 ordinary shares (excluding other share options pursuant to paragraph 8 of article 2441 of the Civil Code) reserved for certain managers, junior managers, and employees of IT HOLDING S.p.A. and its subsidiaries. This will be recognised by the Board of Directors through the procedures laid down by it, also considering the performance of the years 1998 to 2002, to which the allocation of the stock options will be linked (the increase should take place by September 18, 2003).
In 1999, the Board of Directors partially implemented the above-mentioned resolution by offering 180,000 ordinary shares for subscription in 2000, reserved only for the Chief Executive Officers and depending on the performance of IT HOLDING shares.
Following the attainment of the share performance objectives, in July 2000, the Chief Executive Officers took up the stock options assigned to them and 180,000 shares were accordingly issued and subscribed.
The Board of Directors did not subsequently passed further resolutions in this respect.
The Board of Directors proposed to the extraordinary shareholders' meeting the revocation of the unimplemented part of the resolution concerning stock options, with the aim of fully revising management incentive plans. Consequently, they are based on medium-term objectives linked to increasing company value also in view of the new acquisitions made by the Group.

Shareholdings of directors, statutory auditors, and Chief Operating Officers in IT HOLDING S.p.A. and its subsidiaries

Pursuant to CONSOB Resolution no. 11520 of July 1, 1998, the only shareholdings in the company and its subsidiaries held by directors, statutory auditors and Chief Operating Officers (as well as their spouses and children), either directly or through subsidiaries, fiduciary companies and intermediaries, are those indicated in attachment 10 to the notes to the consolidated financial statements.

Estimated future developments

In 2002, the Group will focus on the integration with Ferré Group and continue its strategies aimed at growth both for its consolidated businesses and the new business areas such as eyewear and perfume.
This development should generate a significant increase in net sales which are expected to reach approximately Euro 700 million.
A significant effort will be required to rationalise costs and create synergies between the two groups which will improve the EBIT of the Group.

On behalf of the Board of Directors
Tonino Perna
Chairman

Balance sheet - Assets

CONSOLIDATED

(In thousands of Euros)

ASSET				12/31/2001	12/31/2000
A)	**SHARE CAPITAL PROCEEDS TO BE RECEIVED**				
	A2	Of which: called up		735	-
	Total			**735**	**-**
B)	**FIXED ASSETS**				
	I	**Intangible assets**			
		1	startup and expansion cost	1,739	1,543
		2	research, development, and advertising costs	9,762	8,588
		3	industrial patents and similar rights	31	5
		4	licenses, trademarks and permits	65,542	69,820
		5	goodwill	9,814	8,563
		6	goodwill arising on consolidation	40,787	45,426
		7	assets information and advances	7,769	349
		8	other	17,148	14,338
		Total		**152,592**	**148,632**
	II	**Tangible assets**			
		1	land and buildings	26,889	26,662
		2	plant and machinery	10,138	9,014
		3	industrial and commercial equipment	2,970	1,849
		4	other assets	13,004	11,600
		5	assets information and advances	81	105
		Total		**53,082**	**49,230**
	III	**Long-term financial assets**			
		1	shareholding in:		
			a) subsidiaries	2	-
			b) affiliates	199	4,304
			d) other	23	43
			Total shareholdigs	**224**	**4,347**
		2	receivables:		
			d) due from other		
			d1) due before 12 months	2,569	1,961
			d2) due after 12 months	2,175	2,213
			Total receivables	4,744	4,174
		3	other securities	158	158
		Total		**5,126**	**8,679**
	TOTAL FIXED ASSETS			**210,800**	**206,541**

(In thousands of Euros)

				12/31/2001	12/31/2000
C)	CURRENT ASSETS				
	I	*Inventories*			
		1	raw, ancillary, and consumable materials	36,644	29,449
		2	products in process and semi-finished products	22,698	17,768
		4	finished products and merchandise	68,904	50,414
		5	advance payments	5	76
		Total		**128,251**	**97,707**
	II	**Receivables**			
		1	trade:		
			1.1 due before 12 months	73,148	73,403
			1.2 due after 12 months	-	53
		2	subsidiaries:		
			2.1 due before 12 months	33	-
		3	affiliates:		
			3.1 due before 12 months	93	1,558
		4	parent companies:		
			4.1 due before 12 months	33	226
		5	due from others:		
			5.1 due before 12 months	58,500	39,795
			5.2 due after 12 months	184	692
		Total		**131,991**	**115,727**
	III	**Marketable securities:**			
		4	other shareholdings	26	77
		5	treasury shares	2,726	895
		6	other securities	7,154	-
		Total		**9,906**	**972**
	IV	**Cash and cash equivalents:**			
		1	bank and P.O. deposits	45,979	32,647
		2	cheques on hand	47	3,154
		3	cash on hand	563	436
		Total		**46,589**	**36,237**
	TOTAL CURRENT ASSETS			**316,737**	**250,643**
D)	ACCRUED INCOME AND PREPAID EXPENSES			**44,092**	**43,625**
TOTAL ASSETS				572,364	500,809

Balance sheet - Liabilities

CONSOLIDATED

(In thousands of Euros)

LIABILITIES			12/31/2001	12/31/2000
A)	SHAREHOLDERS' EQUITY			
	I	Share capital	10,007	10,336
	II	Share premium reserve	26,881	28,712
	IV	Legal reserve	2,467	1,478
	V	Reserve for treasury shares	2,726	895
	VII	Other reserve	37,357	34,892
		1 extraordinary reserve	4,371	3,052
		2 consolidation reserve	30,015	30,015
		3 translation reserve	2,303	1,379
		4 other	668	446
	VIII	Retained earnings	54,283	56,162
	IX	Net income for the year	1,031	5,268
		Subtotal	134,752	137,743
		Minority interest in		
	X	Capital and reserve	1,540	369
	XI	Net income for the year	(34)	38
		Subtotal	1,506	407
	TOTAL		**136,258**	**138,150**
B)	PROVISIONS FOR CONTINGENCIES AND CHARGES			
	1	agents' termination benefits	3,778	1,928
	2	tax provision		
		a) tax provision	4,422	2,609
	3	other	3,952	3,197
	TOTAL		**12,152**	**7,734**
C)	**SEVERANCE PAY FUND**		**11,967**	**10,214**

(In thousands of Euros)

	12/31/2001	12/31/2000
D) ACCOUNTS PAYABLE		
3 due to banks		
3.1 due before 12 months	173,087	102,758
3.2 due after 12 months	41,700	57,567
4 due to other lenders		
4.1 due before 12 months	669	416
4.2 due after 12 months	769	820
5 advance payments		
5.1 due before 12 months	5,963	2,878
6 due to suppliers		
6.1 due before 12 months	138,928	124,664
8 due to subsidiaries		
8.1 due before 12 months	75	-
9 doe to affiliates		
9.1 due before 12 months	1,228	-
10 due to parent companies		
10.1 due before 12 months	128	310
10.2 due after 12 months	-	8,426
11 sums payable to taxation authorities		
11.1 due before 12 months	6,065	2,966
12 due to social security agencies		
12.1 due before 12 months	2,520	2,208
13 other account payable		
13.1 due before 12 months	24,882	26,900
13.2 due after 12 months	-	14
TOTAL	**396,014**	**329,927**
E) ACCRUED LIABILITIES AND DEFERRED INCOME	**15,973**	**14,784**
TOTAL LIABILITIES	**572,364**	**500,809**

MEMORANDUM ACCOUNTS		
A) PERSONAL GUARANTEE PROVIDED		
1 Guarantees provided to:		
third parties	51,305	17,196
2 Patronage letters provided to:		
third parties	103	9,038
TOTAL	**51,408**	**26,234**
C) COMMITMENTS, RISKS, SALES AND PURCHASE COMMITMENTS AND OTHER MEMORANDUM ACCOUNT		
1 Purchase commitments	8,549	-
2 Commitments for foreign exchange transactions	24,580	35,405
3 Notional principal on interest-rate swaps	723	5,165
4 Third party assets with the Group	-	671
5 Excess on factoring of receivables without recourse	28,037	12,108
TOTAL	**61,889**	**53,349**
TOTAL MEMORANDUM ACCOUNTS	**113,297**	**79,583**

Income statement

CONSOLIDATED

(In thousands of Euros)

				12/31/2001	12/31/2000
A)	**VALUE OF PRODUCTION**				
	1	revenues from sales and services		526,660	432,794
	2	inventory changes		12,327	19,479
	5	other revenues and income:			
		5.2	sundry revenues	5,403	7,521
	TOTAL			**544,390**	**459,794**
B)	**COSTS OF PRODUCTION**				
	6	raw, ancillary, consumable materials, and merchandise		202,167	166,627
	7	outside services		217,254	187,139
	8	use of third party assets		16,210	15,427
	9	personel			
		a)	wages and salaries	49,212	44,729
		b)	social security contributions	11,465	10,209
		c)	severence pay fund	3,025	2,858
		d)	agents' termination benefits	76	76
		e)	other costs	197	556
	10	amortization/depreciation and write-downs:			
		a)	intangible assets	19,578	16,690
		b)	tangible assets	7,263	5,940
		c)	other write-downs	93	-
		d)	bad debt provision and liquid assets	2,954	1,130
	11	inventory changes		(10,432)	(15,018)
	12	provision for contigencies		26	279
	14	sundry operating costs		3,159	2,121
	TOTAL			**522,247**	**438,763**
	DIFFERENCE BETWEEN VALUE AND COSTS OF PRODUCTION			**22,143**	**21,031**
C)	**FINANCIAL INCOME AND CHARGES**				
	15	income from shareholdings:			
		d)	other	361	-
	16	other financial income:			
		a)	long-term receivables		
			a4) other parties	74	208
		b)	other long-term financial assets	6	173
		c)	marketable securities	244	1
		d)	other financial income		
			d3) parent companies	666	147
			d4) other parties	449	349
			d5) gains on foreign exchange	4,295	7,082
		Total financial income		6,095	7,960
	17	interest and other financial charges:			
		d)	other parties	17,299	11,978
		e)	losses on foreign exchange	5,002	9,034
		Total financial charges		22,301	21,012
	TOTAL			**(16,206)**	**(13,052)**

(In thousands of Euros)

	12/31/2001	12/31/2000
D) ADJUSTMENTS TO FINANCIAL ASSET VALUES		
18 revaluations:		
a) shareholdings	-	1,383
Total revaluations	-	1,383
TOTAL ADJUSTMENTS	**-**	**1,383**
E) EXTRAORDINARY ITEMS		
20 income :		
a) capital gain on the sale of assets	12	462
c) non-recurring gains	2,692	588
d) other items	65	607
Total income	2,769	1,657
21 charges :		
a) capital losess on the sale of assets	8	1,042
c) non-recurring losses	4,291	1,687
d) other items	3,304	205
Total charges	7,603	2,934
TOTAL EXTRAORDINARY ITEMS	**(4,834)**	**(1,277)**
RESULT BEFORE TAXES	**1,103**	**8,085**
22 income taxes:		
a) current taxes	14,631	8,469
b) deferred taxes	(14,525)	(5,690)
YEAR-END RESULTS INCLUDING MINORITY INTERESTS	**997**	**5,306**
MINORITY INTERESTS IN NET INCOME/LOSS	**34**	**(38)**
26 NET INCOME FOR THE YEAR	**1,031**	**5,268**

Notes to the financial statements

CONSOLIDATED

1) Presentation and contents of the consolidated financial statements

In compliance with EC regulations governing the introduction of the Euro (EC Regulation nos. 1103/97 and 974/98) and Italian legislation (Law no. 433/97 implementing Legislative decree no. 213/98, principal official documents including Circular no. 291/E of December 23, 1998 of the Ministry of Finance and document no. 27 regarding the Euro promulgated by the Consiglio Nazionale dei Dottori Commercialisti e Ragionieri - the Italian accounting profession) from August 1, 2001, the Group changed over to the Euro and, accordingly, the consolidated financial statements as at and for the year ended December 31, 2001 have been prepared in such currency. Furthermore, in accordance with the provisions of paragraph 6, article 29 of Legislative decree no. 127/91 and subsequent modifications, the consolidated balance sheet, consolidated income statements, and values presented in the notes and Directors' Discussion and Analysis are expressed in thousands of Euros, unless otherwise indicated, while zero balances were omitted.

Previous year figures already in Euros were presented for comparative purposes converted using the fixed exchange rate in conformity with paragraph 5, article 16 of Legislative decree no. 213/98.

The consolidated financial statements at December 31, 2001 (consolidated balance sheet, consolidated income statement, and notes) were drawn up in accordance with the relevant legislation and are consistent with the previous year.

In preparing these notes, most of the numerical data required by articles 38 and 39 of Legislative decree no. 127/91 were summarized in a series of tables intended to clarify and facilitate reference to the matters described herein at length in compliance with the statutory requirements.

The value at December 31, 2000 is presented for each caption of the consolidated balance sheet and consolidated income statement.

Certain reclassifications have been made with respect to the previous year considered necessary to give greater disclosure of the company's financial position and results. For a valid comparison, the related 2000 captions were reclassified accordingly.

In order to facilitate an accurate assessment of the Group's financial position and results, the following additional tables are provided as part of this report:

- changes in consolidated net worth (attachment 4);
- consolidated cash flow statement (attachment 8).

The consolidated financial statements at December 31, 2001 reflect the consolidation of the financial statements of IT HOLDING S.p.A. and its subsidiaries indicated below.

The consolidated financial statements were audited by KPMG S.p.A. pursuant to article 156 of Legislative decree no. 58 dated February 24, 1998.

2) Consolidation area

The companies listed below are consolidated using the line-by-line method:

(In thousands of Euros unless stated)

List of companies included in the consolidation	Registered offices	Share capital	Direct % of holding	Indirect % of holding
IT HOLDING S.p.A. (holding company)	Pettoranello di Molise (IS) - I	10,007		
IBEX 2001 S.p.A.	Milano - I	100	90.00%	
ITF S.p.A.	Milano - I	5,200		80.00%
ITTIERRE S.p.A.	Pettoranello di Molise (IS) - I	33,540	100.00%	
ITJ S.p.A.	Pettoranello di Molise (IS) - I	9,804		100.00%
ELITE S.r.l.	Pettoranello di Molise (IS) - I	46		100.00%
ITC S.p.A.	Pettoranello di Molise (IS) - I	2,580		100.00%
HYPSOS S.r.l.	Pettoranello di Molise (IS) - I	104	0.05%	99.95%
IT FINANCE AND TRADING B.V.	Amsterdam - NL	4,785		100.00%
FAR IT Ltd.	Hong Kong - HK	HK$ 500,000		100.00%
HOBBYMARKT WASSENAAR B.V.	Amsterdam - NL	18		100.00%
MAGIC STYLE S.r.l.	Pettoranello di Molise (IS) - I	10		100.00%
ITTIERRE FRANCE S.A.	Paris - F	1,458		96.996%
ITTIERRE MODEN GmbH	Düsseldorf - D	64		100.00%
ITTIERRE SUISSE GmbH	Mendrisio - CH	CHF 250,000		100.00%
IT U.S. Inc.	New York - NY - U.S.	USD 200,000		100.00%
M.A.C. U.S. Inc.	New York - NY - U.S.	USD 50,000		100.00%
QUARTERMAIN Ltd.	Hong Kong - HK	HK$ 1,000		99.90%
M.A.C. - Manifatture Associate Cashmere S.p.A.	Campi Bisenzio (FI) - I	2,580	100.00%	
COMPAGNIA ITALIANA MAGLIERIE S.r.l.	Campi Bisenzio (FI) - I	31		100.00%
M.A.C. DEUTSCHLAND GmbH	Düsseldorf - D	256		100.00%
M.A.C. FRANCE E.u.r.l.	Paris - F	360		100.00%
M.A.C. JAPAN Inc.	Tokyo - J	JPY 10,000,000		100.00%
M.A.C. MARBELLA S.L.	Malaga - E	41		100.00%
EXTÈ UK Ltd.	London - GB	GBP 2		100.00%
GIGLI S.p.A.	Pettoranello di Molise (IS) - I	520	100.00%	
V2I HOLDING S.A.	Luxembourg - L	3,235		100.00%
EUROHOLDING FASHION S.A.	Luxembourg - L	CHF 150,000		80.00%
INTERSTYLE HOLDING S.A.	Luxembourg - L	CHF 2,600,000		80.00%
MODA BRAND HOLDING S.A.	Luxembourg - L	CHF 300,000		80.00%
ALLISON S.p.A.	Limena (PD) - I	1,703	100.00%	
ALLISON EYEWEAR Inc.	Los Angeles - CA - U.S.	USD 250,000		80.00%
DESIL S.p.A.	Domegge di Cadore (BL) - I	1,078		51.00%
MALO S.p.A.	Campi Bisenzio (FI) - I	5,200	100.00%	

The holding company, IT HOLDING S.p.A., is currently controlled by the Luxembourg company PA Investments S.A., with registered offices at Rue de L'Eau, 18 - Luxembourg.

The consolidated financial statements as at and for the year ended December 31, 2001 were prepared on the basis of the financial statements of all consolidated companies at the same date for legal and statutory purposes, and approved by the relevant boards of directors and duly adjusted or reclassified in order to make them consistent with Group accounting policies.

The balance sheet dates of the subsidiaries are the same of the holding company, therefore there was no need to prepare interim financial statements for such companies.

Changes which occurred in the consolidation with respect to December 31, 2000 are the following:

- Inclusion of ALLISON EYEWEAR Inc.. This company distributes the products of ALLISON S.p.A. on the North American market.
- Inclusion of DESIL S.p.A.. This company produces top of the range eye-glasses also using precious materials.
- Inclusion of IBEX 2001 S.p.A.. This company produces and sales perfumes and cosmetics.

- Inclusion of ITF S.p.A.. The company's business purpose is the marketing and distribution of perfumes and cosmetics sold under trademarks of the IT HOLDING Group.
- Exclusion of FD S.p.A. after it merged into ITJ S.p.A..
- Inclusion of ELITE S.r.l.. This company manages the outlet in Pettoranello di Molise (IS).
- Exclusion of MAC ROMA S.r.l. which was sold to third parties.
- Inclusion of MAC MARBELLA S.L.. This company manages a "Malo" boutique in Marbella (Spain).
- Exclusion of ITTIERRE ITALY S.p.A. after it merged into ITTIERRE S.p.A..

3) Reconciliation between the shareholders' equity and result of the holding company at December 31, 2001 and the consolidated shareholders' equity and result at the same date

The reconciliation between the net worth and result of the holding company at December 2001 and the consolidated net worth and result at the same date is set out in the following table:

	Shareholders' equity at 12/31/2000	Net income (loss) for 2000	Shareholders' equity at 12/31/2001	Net income (loss) for 2001
Financial statements of the holding company	**67,208**	**13,196**	**65,245**	**3,205**
Consolidated net worth of ITTIERRE S.p.A. and its subsidiaries	102,992	12,857	117,148	20,749
Elimination of dividends from ITTIERRE S.p.A.	-	(15,494)	-	(8,000)
Elimination of the book value of the shareholding in ITTIERRE S.p.A.	(47,162)	-	(47,162)	-
Goodwill arising on consolidation	15,720	(2,620)	13,099	(2,620)
Consolidated net worth of ALLISON S.p.A. and its subsidiaries	2,327	81	3,099	739
Elimination of the book value of the shareholding in ALLISON S.p.A.	(5,841)	-	(5,841)	-
Goodwill arising on consolidation	2,898	(363)	2,536	(362)
Consolidated net worth of GIGLI S.p.A. and its subsidiaries	790	168	(279)	(2,238)
Elimination of the acquisition value of the shareholding in GIGLI S.p.A.	(516)	-	(1,716)	-
Consolidated net worth of M.A.C. - Manifatture Associate Cashmere S.p.A. and its subsidiaries	4,353	(2,089)	4,632	(7,634)
Elimination of the acquisition value of the shareholding in M.A.C. - Manifatture Associate Cashmere S.p.A.	(39,818)	-	(47,982)	-
Goodwill arising on consolidation	34,692	(2,151)	32,670	(2,022)
Consolidated net worth of MALO S.p.A. and its subsidiaries	5,261	-	5,350	89
Elimination of the acquisition value of the shareholding in MALO S.p.A.	(5,486)	-	(5,486)	-
Goodwill arising on consolidation	225	-	195	(30)
Consolidated net worth of IBEX 2001 S.p.A. and its subsidiaries	-	-	(47)	(137)
Elimination of the acquisition value of the shareholding in IBEX 2001 S.p.A.	-	-	(90)	-
Change in accounting policies	917	917	-	(917)
Elimination of intercompany income	(817)	766	(619)	209
Consolidated financial statements	**137,743**	**5,268**	**134,752**	**1,031**

4) Consolidation principles, valuation criteria and accounting policies

Principi di consolidamento

- Assets and liabilities and income statement components of consolidated companies are included using the line-by-line method, by eliminating the book value of consolidated shareholdings against the net worth of the subsidiaries at the moment of their acquisition. The portion of consolidated net worth and consolidated net income attributable to minority interests is stated separately.

- The difference between the acquisition cost and net worth of the subsidiaries at the moment of their acquisition, is allocated, where possible, to the assets and liabilities of the subsidiary in question. Any surplus value, consisting of the goodwill paid for the acquisition of the shareholding, is entered under "Goodwill arising on consolidation" - among intangible assets - and is amortized over ten years or twenty years, in accordance with its future income generating potential and with the Group's sales policies.

  Any residual negative value is credited to the "Consolidation reserve" under net worth, after zeroing fixed assets and, where necessary, making an allocation to the "Consolidation provision for future risks and charges".
- Unrealized profits from intra-group transactions are eliminated, where significant, as well as receivables, payables, and transactions between the companies included in the consolidation.
- The financial statements of foreign consolidated companies not included in the Euro-zone are translated into Euro. The exchange rate, as of the end of the year, is used for assets and liabilities, while historical exchange rates are used for shareholders' equity, and finally income statement items are converted at the average exchange rates of the year. The related adjustments are accounted for as a separate item of net worth under "Translation reserve".

The exchange rates of Euro against the main foreign currencies used for the consolidated financial statements are presented in the following table:

	December 31, 2001		December 31, 2000	
	Year-end	Average	Year-end	Average
U.S. dollar	1.134687	1.116682	1.074691	1.082743
Swiss franc	0.674354	0.662011	0.656513	0.641919
Pound sterling	1.643385	1.608441	1.602308	1.641201
Hong Kong dollar	0.145512	0.143193	0.137783	0.138774
Japanese yen	0.008671	0.009202	0.009353	0.010053

Valuation criteria and accounting policies

The valuation criteria and accounting policies adopted in preparing the consolidated financial statements comply with those adopted by the holding company in preparing its financial statements, in accordance with the accruals and prudence principles and on a going concern basis, as provided for by article 2423 bis and those following of the Civil Code and, where necessary, integrated with generally accepted accounting principles adopted by the International Accounting Standards Board (I.A.S.B.). They are consistent with the accounting policies adopted in the previous year.

The accounting policies adopted by the holding company and those relating to the production and sales activities of the subsidiaries are described below.

Intangible assets

Intangible assets are entered at cost, including any ancillary charges and adjustments resulting from mergers or the first consolidation of companies acquired. The cost of intangible assets is amortized over a period determined on the basis of their estimated useful life. It should be noted that:

- "Start-up and expansion costs" refer mainly to legal and notary fees and charges incurred for the increase in share capital and are amortized over five years;
- "Research, development, and advertising costs" include those costs incurred for the utilisation of internal Group resources for research activities, directed towards launching new product lines relating to new brands and licenses. These costs are amortized over five years in consideration of the quality and prestige of the brands and their estimated useful lives. Advertising costs are of an exceptional nature since they relate to the launch of new products; they are capitalized and amortized on a straight-line basis over five years, considered to be their economic useful life.

- "Licenses, trademarks and permits" include:
  - the acquisition cost of the "Romeo Gigli", "Gigli", "Malo", and "Gentryportofino" trademarks, amortized over twenty years according to their estimated useful life and the fact that they are well known and established trademarks; the other trademarks are amortized over ten years;
  - costs for the signing of license agreements, when a lump-sum is paid at the signing thereof, amortized on a straight-line basis over the duration of the same agreement;
  - costs incurred for the purchase of software programmes, amortized over three years, except for the new software programmes SAP, STEALTH, and ORDAGE, forming part of the Group's new IT system, which are amortized over five years.
- "Goodwill" includes the business goodwill paid for the Group's sales premises which is amortized on the basis of the duration of the lease contracts.
- "Goodwill arising on consolidation" includes the residual amount of the excess value paid for the purchase of shareholdings, as compared to their net worth value at the moment of their acquisition. The portion of this caption relating to M.A.C. - Manifatture Associate Cashmere S.p.A. and its subsidiaries (linked to the "Malo" and "Gentryportofino" brands) is amortized on a straight-line basis over twenty years, considered their economic useful life. The other components of this caption are amortized over ten years. At each year-end, the Group determines the amount of the excess value paid which may be recovered by assessing whether it is able to absorb amortization charges to be recorded in future years through future income. If the Group is not able to absorb such charges, then the excess value which cannot be recovered is completely amortized in the year in which such situation becomes evident.
- "Assets in formation and advances" relate to advances to suppliers for the acquisition of goods and rights;
- "Other" mainly refers to costs for leasehold improvements. It also includes capitalized bank charges and fees related to two loans and amortized on a straight-line basis according to their duration.

Tangible assets

Tangible assets are stated at cost, including all directly related ancillary charges and statutory revaluations, under the provisions of Law 413/91.

Depreciation charges are calculated on a straight-line basis over the estimated useful life of each asset, which is defined as residual technical and economic utility. The results of these valuations do not differ from the standard rates allowed by current tax regulations. Depreciation rates are reduced by 50% for those assets which were acquired during the year, if they were only used, on average, for half of the year. On the contrary, assets of a significant amount are depreciated starting from the date on which they are ready for use.

Assets with a unit value which does not exceed Euro 516 are expensed in the year of their acquisition. In 2001, their total value was not meaningful.

Depreciation rates are as follows:

industrial buildings	3.0%
general plant, light constructions, and operating machinery	10.0%
general plant and operating machinery purchased after January 1, 1989	12.5%
office furniture and equipment	12.0%
canteen equipment and fittings	12.5%
furnishings	15.0%
electronic machines	20.0%
miscellaneous and small equipment	25.0%
automobiles	25.0%
motor vehicles and internal means of transport	20.0%

Tangible assets are written down in cases where, regardless of their accumulated depreciation, there is a permanent loss in value. The original value is reinstated if and when the reason for the write-down no longer exists. Ordinary maintenance costs are charged in full to the income statement, whereas those of an extraordinary nature are allocated to the related assets and depreciated over their residual useful life.
"Assets in formation and advances" relate to advances to suppliers for the purchase of goods.

Long-term financial assets. Shareholdings

Shareholdings in affiliates are valued using the equity method. Any gains or losses arising from the application of the equity method are disclosed in the consolidated income statement under "Adjustments to financial asset values".
Shareholdings in other companies are valued at cost adjusted, where necessary, to reflect permanent losses in value.

Long-term financial assets. Receivables

Long-term receivables are stated at their face value, which corresponds to their estimated realisable value.

Long-term financial assets. Other securities

Fixed-interest rate securities entered under long-term financial assets are valued at cost; their acquisition cost is lower than their estimated realisable value.

Inventories

Inventories are stated at the lower of purchase or production cost and market value.
Production costs of finished products include the cost of raw materials, consumables and external manufactures and the portion of all those direct and indirect production costs which may reasonably be attributed, excluding financial charges and overheads.
Semi-finished products, consisting of raw materials and accessories in process outsourced to subcontractors, are valued by adding the average cost of raw materials and accessories to the outside production costs incurred in 2001.
Market value is represented by the replacement cost of raw and ancillary materials and semi-finished products and by the net realisation value of finished products and goods.
Finished products and raw materials relating to past fashion seasons are prudently valued at their estimated realisable value.

Receivables

These are valued and stated at their estimated realisable value. Where necessary, receivables are written-down through the relevant bad debt provision.

Trade receivables include unaccepted trade bills in portfolio and unaccepted trade bills with due dates falling before December 31, 2001, but still to be paid in the next months.

Factoring of receivables

Receivables factored without recourse are eliminated from the consolidated financial statements. If there are any contractual provisions which split the risk of insolvency between the company and factoring company, the amount of the risk taken on by the former is included under the memorandum accounts.

Marketable securities. Treasury shares.

These are stated at the lower of average cost and market value. In accordance with articles 2357 ter and 2424 of the Civil Code, a reserve for treasury shares, unavailable for distribution, is set up within net worth for the total amount of the shares acquired.

Marketable securities. Other securities.

These are stated at the lower of cost, including ancillary charges, and market value.

Cash and cash equivalents

These are stated at their face value.

Prepayments and accruals

Timing adjustments are made on an accruals basis, recognising revenues and expenses in the period in which they arise in order to match them to the appropriate period.

Capital grants

Capital grants received before December 31, 1995 are stated under "Other reserves," which have been included in the "Consolidation reserve" under consolidated shareholders' equity.

Capital grants received between December 31, 1995 and December 31, 1997 are accounted for as follows: 50% as reserves subject to taxation upon distribution under net worth; the remaining 50% is stated under deferred income and credited to the income statement and therefore subject to taxation (20% on a yearly basis). In order to present a fair disclosure of capital grants according to correct accounting standards and pursuant to the application of the new tax legislation, grants assessed and received starting from January 1, 1998 are entered on an accruals basis; they are accounted for under deferred income and credited to the income statement each year over the useful life of the related assets.

Had the Group always credited grants to the income statement over the useful life of the related assets on a systematic basis, deferred income would have been greater by approximately Euro 1,595 thousand with a reduction in closing net worth of Euro 1,862 thousand, without any significant effects on the year-end results and without counting the tax effects which would be immaterial.

Provisions for contingencies and charges

These provisions are meant to cover losses of a specific nature, the existence of which is certain or probable at the year-end, but the amount or due date of which is unknown. In valuing risks and charges, risks and losses acknowledged after the year-end were considered up to the issue of the consolidated financial statements. These provisions are based on the best assessment of the current status.

"Agents' termination benefits" represent the amount to be paid to agents upon the termination of their contracts, calculated on the basis of the charge to be paid on termination in compliance with law and other relevant factors such as historical data, the average duration of agents' contracts and their turnover.

Severance pay fund

This provision is stated in compliance with current legislation, collective labour contracts and supplementary company contracts. It represents the payable due to all employees at year-end, net of any advances paid.

Accounts payable

These are stated at their face value.

Accounts receivable and payable denominated in foreign currencies outside the Euro-zone

Receivables and payables denominated in foreign currency are accounted for at the exchange rate prevailing at the date of the relevant transactions; short-term receivables and payables in foreign currency, as well as liquid funds in foreign currency existing at the balance sheet date, are stated at the exchange rate prevailing at year-end. The losses and gains arising from the conversion of individual short term receivables and payables are credited or debited to the income statement.

Memorandum accounts

This item summarizes information on guarantees given, purchase and sales commitments taken on or other risks.

Foreign currency exchange rate risks and interest rate hedging contracts

IT HOLDING Group takes out hedging contracts as protection against exchange rate risks on its foreign currency exposure connected to its sales performance abroad. Both losses and gains arising from the valuation of these contracts at year-end are taken to the income statement. At year-end, the notional capital of forward foreign exchange sales contracts is presented in the memorandum accounts at the contractual forward rate. As to its foreign currency exposure, at December 31, 2001 the Group had commitments for the

sale of forward foreign exchange sales contracts for a total of Euro 24,580 thousand, due on different dates in the course of the next 12 months, as follows:

Notional value	
U.S. dollars	10,793
Pounds sterling	6,000
Swiss francs	3,000

The amount of Euro 24,580 thousand is recorded in the memorandum accounts.

The risk that the counterparts will not honour their commitments is limited, since such contracts were subscribed with leading financial operators, therefore the Group does not expect any risk of insolvency.

The Group takes out similar forward hedging contracts to cover interest rate risks against medium and long-term loans.

The interest rate swaps at December 31, 2001 are aimed at covering interest rate risks on loans payable (for this reason they are not valued at year-end).
Prepayments and accruals maturing pro rata temporis on interest flows falling due at year-end are charged to the income statement.
These financial instruments are intended to minimise and reduce not only the risk of fluctuations in lira/foreign currency exchange rates, but also the risk deriving from interest rate fluctuations.

Costs and revenues

Costs and revenues are recognised according to the prudence and accruals principles with the recognition of the related accrued income and prepaid expenses. Revenues and income, costs and charges are stated net of merchandise returns, discounts, rebates, premiums, and taxes directly related to the sale of goods and provision of services.
Revenues from the sale of ready-to-wear items are entered when these are shipped to customers or, in the case of retail sales, at the moment the payment is received.

Extraordinary items

This item comprises those costs and revenues which are not related to the Group's ordinary activities.
It also includes the effects arising at the beginning of the year from the change in accounting policies adopted in the preparation of the financial statements.

Finance leases

In preparing the consolidated financial statements, finance leases have been accounted for according to International Accounting Standard (IAS) 17. On the basis of such standard, the lessee enters in the balance sheet the leased asset and a liability of the same amount, equivalent to the market value of the leased asset at the beginning of the lease contract, or, if lower, to the minimum lease payments corresponding to those discounted by the rate assumed from the relevant repayment plan. Lease payments are allocated to financial charges (interest) and decrease in the remaining payable (capital).
Finance leases also generate a depreciation charge, as well as financial charges (interest expense), included in the above-mentioned lease payments. The depreciation policy adopted is that used for company-owned assets of the same category.

Advertising expenses

These are charged to the income statement according to the period in which the collection sales take place, while those concerning internal communications are entirely expensed when incurred.

Expenses for opening and closing shops

Expenses for opening or modernising new sales outlets on lease are capitalized under intangible assets and amortized over a period corresponding to the duration of the lease contract. In the year in which a shop is closed, the portion of such expenses which has not yet been amortized is entirely amortized, net of its expected recovery value.

Income taxes

Taxes for the year ended December 31, 2001 are valued on the basis of the estimated tax expense in compliance with the current tax law and stated under "Sums payable to taxation authorities", net of prepayments and withholdings. If prepayments and withholdings exceed the value of tax liabilities, the latter are offset against "Receivables - due from others".

The consolidated financial statements also include taxes which, although attributable to future years, are due during the current year (deferred tax assets) and those which, although attributable to the year, will only be due in future years (deferred tax liabilities).

5) Contents of the main consolidated balance sheet and income statement items and comments on changes occurred during the year

ASSETS

SHARE CAPITAL PROCEEDS TO BE RECEIVED

Balance at December 31, 2001: Euro 735 thousand, part already called up
Balance at December 31, 2000: 0

The balance represents the receivable due from third party shareholders of IBEX 2001 S.p.A. (Euro 7 thousand) and ITF S.p.A. (Euro 728 thousand) for the payment in arrears already called up but not yet paid at the balance sheet date.

FIXED ASSETS

Intangible assets

Balance at December 31, 2001: Euro 152,592 thousand
Balance at December 31, 2000: Euro 148,632 thousand

Changes occurred during the year are presented in attachment 1.
"Start-up and expansion costs" of Euro 1,739 thousand include notary and legal fees and charges incurred for the increase in share capital and for the reorganization of the Group, net of amortization.
"Research, development and advertising costs", analyzed in attachment 7, mainly refer to costs for the use of internal Group resources for launching new product lines relating to new brands and licenses acquired from 1999. As is usual for the launch of new product lines, these costs refer to production analyses and tests, such as wearability, pattern designs, tests on the production process, as well as the search for dressmakers suitable for the new production, tests regarding embroidery and printing on fabric, market surveys, customers relations and price analysis. The Group believes that, on the one hand, the benefits arising from such costs will affect in the production and sales activities in the following years; on the other hand, it believes that the expected income realized on such new lines in the next few years will allow the Group to cover the amortization of such costs.
"Industrial patents and similar rights" amounting to Euro 31 thousand include the costs incurred for the registration of a patent relating to the "Try" trademark, amortized over four years.
"Licenses, trademarks and permits" amount to Euro 65,542 thousand at December 31, 2001. The decrease of Euro 4,278 thousand compared to the previous year was mainly due to the following:

- further investments for the completion of the new Group IT system (Euro 1,895 thousand);
- amortization/depreciation for Euro 6,798 thousand.

The rise of Euro 1,251 thousand in "Goodwill" was the result of the extension of the "Malo" boutique in Rome and the opening of the new "Malo" Directly Operated Stores in Saint Tropez (France) and Courmayeur.

"Goodwill arising on consolidation" amounts to Euro 40,787 thousand showing a decrease with respect to the previous year, amounting to Euro 4.639 thousand, due to the combined effect of the increase following the changes in the consolidation area and amortization for the year. The following changes occurred in the consolidation area:

- Euro 45 thousand, relating to the acquisition of 80% of the share capital of ALLISON EYEWEAR Inc. by ALLISON S.p.A.;
- Euro 256 thousand, relating to the acquisition of 51% of the share capital of DESIL S.p.A. by ALLISON S.p.A..

The following table summarizes the components of the item "Goodwill arising on consolidation" at December 31, 2001:

Excess value paid with respect to net worth value at the date of acquisition for:	*Initial value*	*Amortization*	*Net value at 12/31/2000*	*Change in consolidation area*	*Amortization*	*Exchange difference*	*Net value at 12/31/2001*
ALLISON S.p.A.	3,624	(725)	2,899	-	(362)	-	2,537
FD S.p.A.	416	(162)	254	-	(42)	-	212
FINCASHMERE S.p.A.	10,782	(880)	9,902	-	(550)	-	9,352
HOBBYMARKT WASSENAAR B.V.	1,767	(265)	1,502	-	(177)	-	1,325
IT U.S. Inc.	2,836	(1,418)	1,418	-	(295)	74	1,197
ITTIERRE FRANCE S.A.	587	(587)	-	-	-	-	-
ITTIERRE ITALIA S.p.A.	26,199	(10,480)	15,719	-	(2,620)	-	13,099
ITTIERRE MODEN GmbH	155	(77)	78	-	(15)	-	63
M.A.C. - Manifatture Associate Cashmere S.p.A.	11,386	(599)	10,787	-	(599)	-	10,188
MALO S.p.A.	48	-	48	-	(5)	-	43
OPTIPROJECT S.r.l.	3,316	(497)	2,819	-	(332)	-	2,487
ALLISON EYEWEAR Inc.	-	-	-	45	(4)	-	41
DESIL S.p.A.	-	-	-	256	(13)	-	243
Total	**61,116**	**(15,690)**	**45,426**	301	**(5,014)**	**74**	**40,787**

In addition to the changes commented on above, the balance of this item mainly includes:

- Euro 13,099 thousand: residual amount of the excess value paid in 1996 to the parent company PA Investments S.A. for the acquisition of the former ITTIERRE ITALIA S.p.A. (merged into ITTERRE S.p.A.);
- Euro 1,197 thousand: residual amount of the excess value paid to third parties by IT FINANCE AND TRADING B.V. for the acquisition of its subsidiary IT U.S. Inc.;
- Euro 1,325 thousand: residual amount of the excess value paid in 1998 to third parties by IT FINANCE AND TRADING B.V. for the acquisition of HOBBYMARKT WASSENAAR B.V.;
- Euro 2,537 thousand: residual amount of the excess value paid in 1999 to third parties by IT HOLDING S.p.A. for the acquisition of ALLISON S.p.A.;
- Euro 2,487 thousand: residual amount of the excess value paid in 1999 to third parties by ALLISON S.p.A. for the acquisition of OPTIPROJECT S.r.l. (merged into ALLISON S.p.A. in 1999);
- Euro 10,188 thousand: residual amount of the excess value paid to third parties by IT HOLDING S.p.A. for the acquisition of M.A.C. Group (formerly FINCASHMERE);
- Euro 9,352 thousand: residual amount of the excess value paid to third parties by M.A.C. - Manifatture Associate Cashmere S.p.A. (formerly FINCASHMERE S.p.A.) for the acquisition of certain M.A.C. Group companies, before joining the IT HOLDING Group.

"Assets in formation and advances" is mainly composed of costs incurred by Group companies, including charges for the right to withdraw in advance from the lease contracts of two premises, and third party consultancy services for the development of the distribution and production network relating to owned trademarks. The above lease contracts expire in 2002.

"Other" amounts to Euro 17,148 thousand and shows an increase of Euro 2,810 thousand, net of amortization.

The increase is mainly due to the capitalisation of expenses incurred for loans granted to the Group during the year, to leasehold improvement costs incurred for the renovation of showrooms and "Malo" sales outlets, including the opening of the boutique in London, as well as to costs incurred for the renovation of the production facility in Bologna.

Tangible assets

Balance at December 31, 2001: Euro 53,082 thousand
Balance at December 31, 2000: Euro 49,230 thousand

Tangible assets relate to the individual consolidated companies and are presented in attachment 2.
There was an increase of Euro 3,852 thousand in this caption, net of depreciation and sales during the year.
"Land and buildings" increased by Euro 227 thousand as a consequence of changes in the consolidation area and renovation and modernisation carried out at the ALLISON S.p.A. production facility located in Volta Mantovana (MN).
There was an increase of Euro 1,124 thousand in "Plant and machinery" as a result of changes in the consolidation area and the routine renewal and expansion of the Group's production facilities necessary to carry out core production and commercial activities.
The rise of Euro 1,121 thousand recorded in "Industrial and commercial equipment" was mainly due to costs incurred for the opening of the "Malo" boutique in London and to the acquisition of moulds for the production of eyewear.
The change in "Other assets" amounted to Euro 1,404 thousand. The increase, amounting to Euro 5,204 thousand, is largely a consequence of costs incurred for the implementation of the new IT system at the various Group companies and the furnishing expenses connected to the opening and modernisation of the boutiques and showrooms.

Long-term financial assets

These are presented in attachment 3 and are composed of:

Shareholdings in subsidiaries

Balance at December 31, 2001: Euro 2 thousand
Balance at December 31, 2000: Lit 0

The balance relates to the shareholding in MAISON RG U.S. Inc., a wholly owned subsidiary of MALO S.p.A., and is not consolidated.

Shareholdings in affiliates

Balance at December 31, 2001: Euro 199 thousand
Balance at December 31, 2000: Euro 4,304 thousand

The balance relates to the 40% shareholding in NEOMETAL OPTIK S.p.A. held by ALLISON S.p.A., valued using the equity method.
The decrease of Euro 4,105 thousand is mainly a result of the sale of the shareholding in VERSIT LLC. to third parties in October.

Receivables due from others before 12 months
Balance at December 31, 2001: Euro 2,569 thousand
Balance at December 31, 2000: Euro 1,961 thousand

The 2001 balance is composed of the advance payment (Euro 1,122 thousand) for the acquisition finalized on February 11, 2002 of 42,500 shares representing the entire share capital of DJL ONE SAS, which changed its company name to GF MONTAIGNE SAS on February 12, 2002, as well as the receivable of a financial nature due from ITTIERRE (UK) Ltd. (Euro 1,141 thousand).

Receivables due from others after 12 months
Balance at December 31, 2001: Euro 2,175 thousand
Balance at December 31, 2000: Euro 2,213 thousand

The balance of Euro 2,175 thousand is mainly composed of guarantee deposits of Euro 1,212 thousand and IRPEF advances on the severance pay fund of Euro 641 thousand.

Other securities
Balance at December 31, 2001: Euro 158 thousand
Balance at December 31, 2000: Euro 158 thousand

The balance mainly relates to government bonds used as guarantees for lease contracts of boutiques and showrooms.

CURRENT ASSETS

Inventories
Balance at December 31, 2001: Euro 128,251 thousand
Balance at December 31, 2000: Euro 97,707 thousand

Inventories of raw materials and semi-finished products mainly refer to the preparation of the Spring/Summer 2002 collection.
Finished products mainly refer to the Spring/Summer 2002 collection and for a small part to the left-overs of the Fall/Winter 2001 collection and past collections. The increase of Euro 30,544 thousand is the result of a general upturn in activity.

Accounts receivable

Trade receivables

Balance at December 31, 2001 due before 12 months: Euro 73,148 thousand

Balance at December 31, 2000 due before 12 months: Euro 73,403 thousand

Balance at December 31, 2001 due after 12 months: 0

Balance at December 31, 2000 due after 12 months: Euro 53 thousand

Trade receivables due before and after 12 months may be analyzed as follows:

	12/31/2001	12/31/2000
Italian customers	11,187	2,513
Foreign customers	42,776	41,875
Italian agents	1,127	865
Foreign agents	8,293	12,004
Italian subcontractors	2,485	1,922
Foreign subcontractors	51	136
Others in Italy	1,935	5,369
Others abroad	458	331
Trade bills receivables	10,471	12,100
Invoices to be issued	170	254
Subtotal	**78,953**	**77,369**
Bad-debt provision	(5,805)	(3,913)
Total	**73,148**	**73,456**

Trade receivables are stated net of receivables factored without recourse during the year by the subsidiaries ITTIERRE S.p.A., ITJ S.p.A. and M.A.C. - Manifatture Associate Cashmere S.p.A. amounting to Euro 82,606 thousand (2000: Euro 54,075 thousand). A guarantee covering the excess on the amount of factored receivables was granted to the assignee and is duly indicated in the memorandum accounts.

Accruals to the bad debt provision were determined as follows:

- receivables were valued on the basis of the current situation;
- the risk of future insolvency was valued at 0.5% of the face value of the overall amount of trade receivables.

Due from subsidiaries

Balance at December 31, 2001: Euro 33 thousand

Balance at December 31, 2000: Lit 0

The balance is composed of receivables due to MALO S.p.A. from MAISON RG U.S. Inc., a wholly-owned subsidiary which is not consolidated.

Due from affiliates

Balance at December 31, 2001: Euro 93 thousand

Balance at December 31, 2000: Euro 1,558 thousand

This balance comprises receivables of a trading nature due from NEOMETAL OPTIK S.p.A., in which ALLISON S.p.A. has a 40% shareholding.

The decrease of Euro 1,465 thousand is due to the exclusion of VERSIT LLC. from the consolidation area after it was sold to third parties during the year.

Due from parent companies

Balance at December 31, 2001: Euro 33 thousand
Balance at December 31, 2000: Euro 226 thousand

This balance includes the residual amount of receivables due to the Group from the parent company, GTP HOLDING S.p.A..
Further disclosures concerning relationships with parent companies are provided in the Directors' Discussion and Analysis in the section "Relationships with subsidiaries, affiliates, parent companies and companies controlled by the latter and relationships with related parties".

Due from others

Balance at December 31, 2001 due before 12 months: Euro 58,500 thousand
Balance at December 31, 2000 due before 12 months: Euro 39,795 thousand
Balance at December 31, 2001 due after 12 months: Euro 184 thousand
Balance at December 31, 2000 due after 12 months: Euro 692 thousand

The balance relates to all other receivables due to the Group generally from third parties, in particular:

	12/31/2001	12/31/2000
Taxation authorities - VAT reimbursement	12,497	6,197
Taxation authorities - VAT credit	7,700	10,686
Tax credit	11,927	7,051
Deferred tax assets	8,859	3,906
Advances to Italian suppliers and/or agents	2,632	3,445
Advances to foreign suppliers and/or agents	484	58
Other receivables	14,585	9,144
Total	**58,684**	**40,487**

The VAT credit is mainly composed of the reimbursement for the year requested by ITTIERRE S.p.A. for Euro 12,084 thousand.
Deferred tax assets of Euro 8,859 thousand include those recognised on consolidation adjustments and those mainly relating to the following temporary differences: bad debt provision, sales returns, agents' termination benefits, general risks, and directors' remuneration.

Marketable securities

Treasury shares

Balance at December 31, 2001: Euro 2,726 thousand
Balance at December 31, 2000: Euro 895 thousand

At December 31, 2001, the company had 696,500 treasury shares with a nominal value of Euro 0.05 each for the counter value stated in the financial statements.
During the year, the company purchased 1,543,000 treasury shares, representing 0.77% of the share capital, at an average price of Euro 3.78 per share and sold 1,096,000 treasury shares, representing 0.55% of the share capital, at an average price of Euro 4.97 per share, as approved by the extraordinary shareholders' meeting on December 20, 2001, which renewed the authorisation to purchase and sell ordinary company shares until June 20, 2003, up to a maximum of 10% of the ordinary shares issued.

Other securities
Balance at December 31, 2001: Euro 7,154 thousand
Balance at December 31, 2000: Lit 0

These relate to temporary investments in bonds and were sold at the beginning of 2002 generating small gains.

Cash and cash equivalents
Balance at December 31, 2001: Euro 46,589 thousand
Balance at December 31, 2000: Euro 36,237 thousand

The balance is determined on the basis of the face value of the current accounts held with banks and includes interest matured at December 31, 2001. A large portion of cash has been used for ordinary business activities from January 2002.

ACCRUED INCOME AND PREPAID EXPENSES
Balance at December 31, 2001: Euro 44,092 thousand
Balance at December 31, 2000: Euro 43,625 thousand

Accrued income amounting to Euro 603 thousand is composed of interest on securities in portfolio and profits on foreign exchange hedging contracts.
Prepaid expenses total Euro 43,489 thousand and are composed of:

- sample costs of Euro 33,410 thousand for the Spring/Summer 2002 and Fall/Winter 2002-2003 collections;
- advertising and promotional expenses of Euro 4,126 thousand incurred during the year for collections which were not yet sold;
- costs of Euro 2,636 thousand incurred by distribution companies for the sales campaign relating to the portion of collections which were not yet sold;
- rent for Euro 3,019 thousand;
- excess value amounting to Euro 298 thousand, net of amortization for the year, paid by ITTIERRE S.p.A. for the acquisition in 1999 of the bond (Euro 2,582 thousand) issued by M.A.C. - Manifatture Associate Cashmere S.p.A. with respect to its nominal value. This discount is "amortized" over ten years, equivalent to the duration of the bond.

LIABILITIES

SHAREHOLDERS' EQUITY

Changes occurred during the year in consolidated shareholders' equity are presented in attachment 4.

Share capital

Balance at December 31, 2001: Euro 10,007 thousand
Balance at December 31, 2000: Euro 10,336 thousand

The reduction of Euro 329 thousand in share capital was a necessary consequence of its conversion into Euro and subsequent rounding as resolved by the shareholders on May 4, 2001. The rounding difference was allocated to the legal reserve.

On May 4, 2001, the shareholders' meeting on second call approved the distribution of a dividend for the year ended December 31, 2000 of Euro 0.03 (rounded up) for each of the 200,130,000 shares, for a total amount of Euro 5,168 thousand.

At the balance sheet date, the ownership of the holding company is as follows:

Shareholder	no. of common shares	% of ownership interest
PA Investments S.A.	134,267,900	67.09
Directors	403,900	0.20
Treasury shares	696,500	0.35
Market	64,761,700	32.36
Total	**200,130,000**	**100.00**

Reserves include:

Share premium reserve

Balance at December 31, 2001: Euro 26,881 thousand
Balance at December 31, 2000: Euro 28,712 thousand

The share premium reserve decreased by Euro 1,831 thousand resulting from the purchase and sale of treasury shares.

Legal reserve

Balance at December 31, 2001: Euro 2,467 thousand
Balance at December 31, 2000: Euro 1,478 thousand

The increase of Euro 989 thousand with respect to the previous year is due to the allocation of a portion of the net income for 2000 (Euro 660 thousand), as approved by the shareholders on May 4, 2001, and to the rounding difference resulting from the conversion of share capital into Euro (Euro 329 thousand).

Reserve for treasury shares

Balance at December 31, 2001: Euro 2,726 thousand
Balance at December 31, 2000: Euro 895 thousand

The balance is the result of the purchase and sale of treasury shares described in detail in the note to the "Share premium reserve".

These transactions were within the maximum limit allowed by the shareholders' meeting of December 20, 2001, which authorized the purchase and sale of the holding company's shares for a period of 18 months, limited to 10% of the ordinary shares issued.

Other reserves

Balance at December 31, 2001: Euro 37,357 thousand

Balance at December 31, 2000: Euro 34,892 thousand

"Other reserves" include the consolidation reserve which mainly represents the excess of the net worth value with respect to the book value at the date of the first consolidation of ITTIERRE S.p.A. and ITJ S.p.A..

PROVISIONS FOR CONTINGENCIES AND CHARGES

Agents' termination benefits

Balance at December 31, 2001: Euro 3,778 thousand

Balance at December 31, 2000: Euro 1,928 thousand

The decrease is mainly due to the use of agents' termination benefits by FD S.p.A. following the cancellation of certain agency contracts.

Tax provisions

Balance at December 31, 2001: Euro 4,422 thousand

Balance at December 31, 2000: Euro 2,609 thousand

This item includes Euro 2,889 thousand to cover potential tax liabilities which could be charged to certain M.A.C. Group companies and attributable to previous years, as detailed in the note to the Group's tax position. Under the purchase agreement relating to M.A.C. - Manifatture Associate Cashmere S.p.A. (formerly FINCASHMERE S.p.A.) and further amendments, the assignors are required to cover tax risks up to Euro 4,390 thousand, with an excess clause of Euro 2,324 thousand. This potential liability was prudently provided for at December 31, 1999, within the maximum excess limit to be paid by M.A.C. – Manifatture Associate Cashmere S.p.A. (formerly FINCASHMERE S.p.A.),and a further accrual of Euro 516 thousand was made in 2001, based on updated estimates made by the company and considered to represent the maximum potential liability.

Tax provisions also include Euro 1,196 thousand representing the total tax effects arising from the adoption of the financial lease method described above and consolidation adjustments.

Others

Balance at December 31, 2001: Euro 3,952 thousand

Balance at December 31, 2000: Euro 3,197 thousand

The balance of Euro 3,952 thousand includes the provision for returns on sales, set up to cover the unrealized profit arising from the difference between the sales value of possible returns to be received after year-end, but pertaining to the year, and their estimated recovery value.

The item also includes the provision of Euro 476 thousand set up at December 31, 1998 against the potential risk related to the sale of "Shahtoosh" shawls, which according to the allegations of the American "Fish & Wildlife Service", were made of material belonging to protected animal species. Our subsidiary MAC U.S. Inc. had purchased these shawls from M.A.C. - Manifatture Associate Cashmere S.p.A. which had used raw materials manufactured abroad, the nature and origin of which were absolutely lawful. Consequently, to date, MAC U.S. Inc. and M.A.C. - Manifatture Associate Cashmere S.p.A. believe there are no risks of sanctions related to the above-mentioned dispute. However, it may expose the company to the risk of litigation with "Fish & Wildlife Service", the legal costs of which justify the provision set up and amount thereof.

SEVERANCE PAY FUND

Balance at December 31, 2001: Euro 11,967 thousand
Balance at December 31, 2000: Euro 10,214 thousand

The amount complies in full with the relevant contractual and legal requirements. The item increased by Euro 1,753 thousand with respect to the previous year.

ACCOUNTS PAYABLE

Balance at December 31, 2001: Euro 173,087 thousand
Balance at December 31, 2000: Euro 102,758 thousand

The balance, amounting to Euro 173,087 thousand, is determined on the basis of the face value of bank overdrafts and includes charges accrued at December 31, 2001.
This balance includes payables due to banks for short-term financial transactions and advances on orders. It also includes advances against unaccepted trade bills falling due after December 31, 2001, as well as the principal of instalments due before 12 months relating to the loans detailed below.
Accounts payable may be analyzed as follows:

	12/31/2001	12/31/2000
Ordinary current accounts	15,291	13,429
Advances on exports	5,127	1,685
Bills withdrawn falling due before the year-end	4,500	2,419
Credit lines	129,209	76,665
Advances on orders	2,398	-
Subtotal	**156,525**	**94,198**
Short-term loan installments	16,562	8,560
Total	**173,087**	**102,758**

Credit lines and short-term loan installments may be analyzed as follows:

Credit lines	12/31/2001	12/31/2000
Utilized amount of a stand-by credit line granted by Banca di Roma, disbursed on September 8 1999 for a total amount of Euro 25,823 thousand repayable in February 2001, 3 month Euribor rate + 0.75, the due date of which has been postponed to May 2002.	25,917	14,690
Utilized amount of the stand-by credit line co-ordinated by San Paolo IMI S.p.A., disbursed on November 22, 1999 for a total amount of Euro 25,823 thousand, repaid in May 2001, 3 month Euribor rate + 0.375%.	-	25,823
Utilized amount of the stand-by credit line co-ordinated by San Paolo IMI S.p.A., disbursed on January 28 2000 for a total amount of Euro 51,646 thousand, repayable on January 25, 2001, 3 month Euribor rate + 0.375%.	-	36,152
Utilized amount of the stand-by credit line co-ordinated by San Paolo IMI S.p.A., disbursed on June 14, 2001 for a total amount of Euro 77,469 thousand, repayable on December 12, 2002, 3 month Euribor rate + 0.60%.	77,469	-
Utilized amount of the stand-by credit line granted by Banca Popolare di Milano S.p.A., disbursed on July 4, 2001 for a total amount of Euro 25,823 thousand, repayable on January 2 2003 3 month Euribor rate + 0.75%.	25,823	-
Total credit lines	**129,209**	**76,665**

Short-term portion of loans		
Loan co-ordinated by Mediocredito Centrale S.p.A. disbursed on April 17, 2000 for a total amount of Euro 65 million repayable in semi-annual instalments on the May 3 and November 3, the last falling due on May 3, 2005, 1 year Euribor rate + 0.65%.	16,250	8,560
Loan granted by Banco di Napoli S.p.A., disbursed on July 30, 1998 for an original amount of USD 750,000, or Euro 748 thousand repayable on July 30, 2003, 7.5% rate.	220	-
Loan granted by Mediocredito Centrale S.p.A., disbursed on August 8, 1996 for an original amount of Euro 459 thousand repayable on September 22, 2003, 3.68% rate.	92	-
Total short-term portion of loans	**16,562**	**8,560**

Due to banks after 12 months

Balance at December 31, 2001: Euro 41,700 thousand

Balance at December 31, 2000: Euro 57,567 thousand

The 2001 balance relates to portions of loans due after 12 months as detailed below:

	12/31/2001	12/31/2000
Loan co-ordinated by Mediocredito Centrale S.p.A. disbursed on April 17, 2000 for a total amount of Euro 65 million repayable in semi-annual instalments on the May 3 and November 3, the last falling due on May 3, 2005, 1 year Euribor rate + 0.65%.	40,625	56,875
Loan granted by Banco di Napoli S.p.A., disbursed on July 30, 1998 for an original amount of USD 750,000, or Euro 748 thousand repayable on July 30, 2003, 7.5% rate.	237	448
Loan granted by Mediocredito Centrale S.p.A., disbursed on August 8, 1996 for an original amount of Euro 459 thousand repayable on September 22, 2003, 3.68% rate.	92	183
Loan granted by Banca di Bologna S.p.A., disbursed on August 8, 1999 for an original amount of Euro 15 thousand repayable on July 8, 2004, 6.41% rate, repaid in advance on February 28, 2001	-	8
Loan granted by Banca Popolare di Milano S.p.A., disbursed on May 29, 2000 for an original amount of Euro 7 thousand repayable on May 29, 2002, 6.37% rate, repaid in advance on February 28, 2001.	-	2
Loan granted by Banca Popolare di Milano S.p.A., disbursed on May 29, 2000 for an original amount of Euro 70 thousand repayable on May 29, 2002, 6.37% rate, repaid in advance on February 28, 2001.	-	51
Loan granted by Cariverona Banca S.p.A., disbursed on January 26, 2001 for an original amount of Euro 723 thousand repayable on January 31, 2011, 3 month Euribor rate + 1.1%.	746	-
Total	**41,700**	**57,567**

Loans granted by Cariverona Banca S.pA. (original amount Euro 723 thousand) and from Banco di Napoli S.p.A. (original amount Euro 748 thousand) are guaranteed by mortgages on buildings for a total of Euro 1,903 thousand.

Due to other lenders

Balance at December 31, 2001 due before 12 months: Euro 669 thousand

Balance at December 31, 2000 due before 12 months: Euro 416 thousand

Balance at December 31, 2001 due after 12 months: Euro 769 thousand

Balance at December 31, 2000 due after 12 months: Euro 820 thousand

The total balance of Euro 1,438 thousand represents the payable due to lease companies, classified by due date, recorded using the finance lease method.

Advance payments

Balance at December 31, 2001 due before 12 months: Euro 5,963 thousand

Balance at December 31, 2000 due before 12 months: Euro 2,878 thousand

This balance mainly consists of advances received from customers on future supplies.

Due to suppliers

Balance at December 31, 2001 due before 12 months: Euro 138,928 thousand

Balance at December 31, 2000 due before 12 months: Euro 124,664 thousand

Payables due to suppliers refer to the purchase of goods and services in Italy and abroad including the accrual for invoices to be received. In particular, payables due to suppliers include:

	12/31/2001	12/31/2000
Italian suppliers	65,608	62,762
Foreign suppliers	10,962	8,476
Italian subcontractors	27,613	27,024
Foreign subcontractors	447	207
Italian agents	507	584
Foreign agents	658	186
Fees to be paid	5,744	4,719
Italian consultants	25,074	19,011
Foreign consultants	2,315	1,695
Total	**138,928**	**124,664**

Due to subsidiaries

Balance at December 31, 2001 due before 12 months: Euro 75 thousand

Balance at December 31, 2000 due before 12 months: 0

The total balance relates to payables due from M.A.C. – M ANIFATTURE ASSOCIATE CASHMERE S.p.A. and MALO S.p.A. to MAISON RG U.S. Inc., a wholly-owned subsidiary which is not consolidated.

Due to affiliates

Balance at December 31, 2001 due before 12 months: Euro 1,228 thousand
Balance at December 31, 2000 due before 12 months: 0

The balance comprises payables due to NEOMETAL OPTIK S.p.A. from ALLISON S.p.A..

Due to parent companies

Balance at December 31, 2001 due before 12 months: Euro 128 thousand
Balance at December 31, 2000 due before 12 months. Euro 310 thousand
Balance at December 31, 2001 due after 12 months: 0
Balance at December 31, 2000 due after 12 months: Euro 8,426 thousand

The total balance of Euro 128 thousand is composed of amounts due to PA Investments S.A. and GTP HOLDING S.p.A. for Euro 80 thousand and Euro 48 thousand respectively.
Further information concerning relationships with parent companies is provided in the Directors' Discussion and Analysis in the section "Relationships with subsidiaries, affiliates, parent companies, and companies controlled by the latter and relationships with related parties".

Sums payable to taxation authorities

Balance at December 31, 2001 due before 12 months: Euro 6,065 thousand
Balance at December 31, 2000 due before 12 months: Euro 2,966 thousand

This item consists of income taxes and withholding taxes levied on remuneration and fees to third parties, net of receivables from taxation authorities which may be compensated thereby.

Due to social security agencies

Balance at December 31, 2001 due before 12 months: Euro 2,520 thousand
Balance at December 31, 2000 due before 12 months: Euro 2,208 thousand

The balance, amounting to Euro 2,520 thousand, represents the payables due to social security agencies (PREVINDAI, INPS, INPDAI, FASI, FIPDAI, ENASARCO and INAIL) all before 12 months.

Other accounts payable

Balance at December 31, 2001 due before 12 months: Euro 24,882 thousand
Balance at December 31, 2000 due before 12 months: Euro 26,900 thousand
Balance at December 31, 2001 due after 12 months: 0
Balance at December 31, 2000 due after 12 months: Euro 14 thousand

Other accounts payable due before and after 12 months include:

	12/31/2001	12/31/2000
Remuneration to be paid	5,129	4,072
Remuneration to the Board of Statutory Auditors	217	182
Remuneration to the Board of Directors	435	696
Payables due to Diners Club Italia S.p.A.	7,590	16,350
Other	11,511	5,614
Total	**24,882**	**26,914**

Remuneration due to employees but not yet paid at year-end is also included in this balance. These amounts (Euro 1,719 thousand) were stated under accrued liabilities and deferred income in the balance sheet at December 31, 2000 and have accordingly been reclassified.
With regard to payables due to DINERS CLUB D'ITALIA S.p.A., reference should be made to the section "Relationships with subsidiaries, affiliates, parent companies and companies controlled by the latter and relationships with related parties" in the Directors' Discussion and Analysis.

ACCRUED LIABILITIES AND DEFERRED INCOME

Balance at December 31, 2001: Euro 15,973 thousand
Balance at December 31, 2000: Euro 14,784 thousand

Accrued liabilities totalling Euro 11,423 thousand include royalties to licensors of Euro 7,722 thousand and interest payable of Euro 515 thousand.
Deferred income of Euro 4,550 thousand relates to grants received or approved during 2001 (Euro 4,047 thousand) as well as the portion of grants approved before December 31, 2001, but not yet received at that date. Such grants are accounted for on an accruals basis by matching the grant with the depreciation of the underlying assets.
As described in the note to "Other accounts payable", remuneration due to employees at year-end but not yet paid has been reclassified.

MEMORANDUM ACCOUNTS

Commitments and other memorandum accounts not disclosed in the balance sheet
All commitments and other memorandum accounts are stated at the foot of the balance sheet.

Commitments and other memorandum accounts disclosed in the balance sheet
Balance at December 31, 2001: Euro 113,297 thousand
Balance at December 31, 2000: Euro 79,583 thousand

"Guarantees provided to third parties" amount to Euro 51,305 thousand and were issued by:

- IT HOLDING S.p.A. for Euro 36,656 thousand:
  - on behalf of certain Group companies, to third parties, for Euro 2,284 thousand, to secure lease contracts;
  - on behalf of the subsidiary ITTIERRE SUISSE GmbH, to third parties, for Euro 30 thousand, to secure the payment of customs duties;
  - on behalf of the subsidiary ITJ S.p.A., to the Treasury Office, for Euro 678 thousand, for the disbursement of a capital grant;
  - on behalf of various Group companies, to third parties, for Euro 33,664 thousand for the granting of credit lines;
- ITTIERRE S.p.A. for Euro 6,494 thousand:
  - on behalf of IT U.S. Inc., to third parties, for Euro 864 thousand, to secure lease contracts;
  - on behalf of ITJ S.p.A., to third parties, for Euro 5,180 thousand, to secure credit facilities;
  - for Euro 450 thousand, to third parties, to secure lease contracts for showrooms;
- ITC S.p.A. for Euro 437 thousand:
  - for Euro 434 thousand, to third parties, to secure the lease contract for the finished products warehouse in Bologna;

- for Euro 3 thousand, to third parties, to secure the rent contract for an apartment used as temporary accommodation;

- M.A.C. - Manifatture Associate Cashmere S.p.A. for a total of Euro 7,273 thousand:
  - on behalf of the subsidiary MAC FRANCE E.u.r.l. for Euro 44 thousand to secure lease contracts and for Euro 15 thousand to secure credit lines;
  - on behalf of MAC U.S. Inc. to Banco di Napoli, New York, for Euro 5,145 thousand against the granting of credit lines;
  - on behalf of MAC DEUTSCHLAND GmbH for Euro 14 thousand to secure lease contracts;
  - on behalf of third parties, to Cassa di Risparmio di Firenze, for Euro 268 thousand to secure lease contracts;
  - on behalf of the former subsidiary M.G.M. S.r.l., to Banca Carige, for Euro 646 thousand for the granting of credit lines and for Euro 744 thousand to secure a SPI grant as per Law no. 181/89;
  - on behalf of third parties, to Banca Popolare di Milano S.p.A., for Euro 213 thousand to secure lease contracts;
  - on behalf of third parties, to Banca Popolare di Lodi, for Euro 183 thousand, to secure the disbursement of a grant;
  - on behalf of the Firenze VAT office, to Cassa di Risparmio di Firenze, for Euro 1 thousand to secure a VAT position relating to 1984;
- ALLISON S.p.A. for a total of Euro 290 thousand:
- on behalf of ALLISON EYEWEAR Inc., with Credito Bergamasco, for USD 250,000, equal to Euro 175 thousand, for the granting of credit lines;
  - to Eyewear Connection Inc., for USD 150,000, equal to Euro 115 thousand against an exclusive supply contract and for the option right exercised by ALLISON S.p.A. at the beginning of 2002;
- MALO S.p.A. for a total of Euro 155 thousand:
  - to Carla Sozzani Editore S.r.l., for Euro 155 thousand, by Cariplo S.p.A. to secure the residual amounts due to this company.

"Patronage letter provided on behalf of third parties" amounting to Euro 103 thousand were given:
- ITTIERRE S.p.A. for Euro 103 thousand to Banca Nazionale del Lavoro against credit facilities granted to ITTIERRE S.p.A.;

"Purchase commitments" amount to Euro 8,549 thousand and represent the commitment to Clark Immobiliare S.r.l. for taking over the financial lease contract relating to the Via Arconati building in Milano.

"Commitments for foreign currency transactions" consist of the notional capital of forward foreign exchange sales contracts sold at countervalue at the contractual exchange rate at December 31, 2001.

	Forward foreign exchangeable sales contracts
U.S. dollars	12,608
Pounds sterling	9,955
Swiss francs	2,017
Total	**24,580**

"Notional principal on interest rate swaps" represents the notional principal related to interest rate swap transactions totalling Euro 723 thousand, entered into by DESIL S.p.A. to partially cover the interest rate risk relating to a variable-rate mortgage co-ordinated by Cariverona Banca S.p.A..

"Excess on factoring of receivables without recourse" amounts to Euro 28,037 thousand and includes the excess taken on by ITTIERRE S.p.A., ITJ S.p.A. and M.A.C. – MANIFATTURE ASSOCIATE CASHMERE S.p.A. and given to Fineco Factoring S.p.A. and Ifitalia S.p.A..

Indemnity agreement

Following its demerger from GRUPPO GIT S.p.A. in 1996, IT HOLDING S.p.A. signed an indemnity agreement with PA Investments S.A. whereby the latter undertook unconditionally and irrevocably to indemnify and hold harmless IT HOLDING S.p.A. and its subsidiaries from any damages, costs, liabilities, unexpected losses, or unrealized expenses or non-existent assets which, according to accounting principles, should have been reflected in the financial statements of IT HOLDING S.p.A. or any of its subsidiaries, but were not disclosed therein (or were reported in a lower amount), and which may have arisen out of any of the following:

a) breach of contract or other obligations occurring up to December 31, 1996, even if IT HOLDING S.p.A. or a subsidiary was held liable therefor;
b) civil, criminal, administrative or tax court proceedings concerning circumstances, acts or omissions occurring up to December 31, 1996, even if IT HOLDING S.p.A. or a subsidiary was held liable therefor;
c) violation of any applicable law (for example provisions concerning the preparation of financial statements, tax and labour legislation and social security contributions), up to December 31, 1996, even if IT HOLDING S.p.A. or a subsidiary was held liable therefor.

This indemnity agreement obviously covers all cases of joint and several liability which may involve IT HOLDING S.p.A. as per article 2504 decies.

The agreement has a term of five years, excluding tax and social security matters, since in such cases the agreement will be valid and binding until the due date of the relative limitation period.

INCOME STATEMENT

Comments on the trend of costs and revenues are provided in the Directors' Discussion and Analysis, while details on the consolidated income statement captions are stated below.

VALUE OF PRODUCTION

Revenues from sales and services

2001 balance: Euro 526,660 thousand
2000 balance: Euro 432,794 thousand

Sundry revenues

2001 balance: Euro 5,403 thousand
2000 balance: Euro 7,521 thousand

"Revenues from sales and services" and "Sundry revenues" for the years ended December 31, 2001 and December 31, 2000 may be analyzed as follows:

2001

Activity	Geographical distribution		Total revenues
	Italy	Abroad	
Finished products	207,522	316,079	523,601
Raw materials	3,059	-	3,059
Other materials	5,403	-	5,403
Total revenues	**215,984**	**316,079**	**532,063**

Esercizio 2000

Activity	Geographical distribution		Total revenues
	Italy	Abroad	
Finished products	170,276	258,709	428,985
Raw materials	3,740	69	3,809
Other materials	7,521	-	7,521
Total revenues	**181,537**	**258,778**	**440,315**

COSTS OF PRODUCTION

raw, ancillary, consumable materials, and merchandise

2001 balance: Euro 202,167 thousand
2000 balance: Euro 166,627 thousand

This items consists of production and sample costs incurred by the industrial companies of the Group for the purchase of textiles, lining materials, accessories, semi-finished products, and ancillary materials, net of related variations.

outside services

2001 balance: Euro 217,524 thousand
2000 balance: Euro 187,139 thousand

The balance of Euro 217,254 thousand refers to outside production and sample costs of Euro 66,947 thousand (2000: Euro 64,803 thousand), sales, administrative, and industrial service costs of Euro 104,199 thousand (2000: Euro 84,223 thousand) and royalties of Euro 46,108 thousand (2000: Euro 38,113 thousand), as well remuneration to directors and statutory auditors.

use of third party assets

2001 balance: Euro 16,210 thousand
2000 balance: Euro 15,427 thousand

The balance, amounting to Euro 16,210 thousand, mainly relates to rent paid by distribution companies of the Group.

personnel

2001 balance: Euro 63,975 thousand
2000 balance: Euro 58,428 thousand

This item includes gross wages and salaries paid to workers, office staff and executives (Euro 49,212 thousand), social security charges (Euro 11,465 thousand), accruals to the severance pay fund (Euro 3,025 thousand), agents' termination benefits (Euro 76 thousand) and other personnel related costs (Euro 197 thousand).

Amortization/depreciation and write-downs

2001 balance: Euro 29,888 thousand
2000 balance: Euro 23,760 thousand

This item mainly includes the amortization of intangible assets amounting to Euro 19,578 thousand and the depreciation of tangible assets amounting to Euro 7,263 thousand and accruals to the bad debt provision for the year totalling Euro 2,954 thousand.

Sundry operating costs

2001 balance: Euro 3,159 thousand
2000 balance: Euro 2,121 thousand

"Sundry operating costs" comprises all operating costs relating to the production, administration and sales areas, not included in the above-mentioned items, in particular: sundry sales costs (Euro 1,789 thousand), sundry administrative costs, purchase of newspapers and books and other administrative expenses (Euro 848 thousand).

FINANCIAL INCOME AND CHARGES

financial income

2001 balance: Euro 6,095 thousand
2000 balance: Euro 7,960 thousand

The balance mainly relates to gains on foreign exchange of Euro 4,295 thousand.

financial charges

2001 balance: Euro 22,301 thousand
2000 balance: Euro 21,012 thousand

The balance consists of interest payable to banks (Euro 17,226 thousand) and losses on foreign exchange (Euro 5,002 thousand).
Reference should be made to the Directors' Discussion and Analysis for an analysis of the Group's net financial position.

ADJUSTMENTS TO FINANCIAL ASSET VALUES

revaluations - shareholdings

2001 balance: Euro 0

2000 balance: Euro 1,383 thousand

The 2000 balance related to the valuation of the shareholding in VERSIT LLC. using the equity method. This company was subsequently sold in 2001.

Extraordinary items

2001 balance: Euro (4,834) thousand

2000 balance: Euro (1,277) thousand

The balance is a negative Euro 4,834 thousand composed of:

- extraordinary income of Euro 2,769 thousand, relating to differences on accruals made in previous years and deferred tax assets on the 2001 tax losses of ITTIERRE ITALIA S.p.A. merged into ITTIERRE S.p.A. during the year.
- extraordinary charges of Euro 7,603 thousand, relating to costs incurred for leaving incentives and indemnities for the termination of labour contracts, the charge relating to the agreement reached with the German tax authorities (described in the note to the "Tax position," as well as differences on accruals made in prior years.

Income taxes

Net 2001 balance: Euro 106 thousand

Net 2000 balance: Euro 2,779 thousand

The tax calculation on income recorded in the consolidated financial statements amounts to Euro 106 thousand and the reconciliation between the theoretical and actual tax charges is analyzed below for IRPEG (37%) and IRAP (4.25%) purposes.

Theoretical charge for income taxes	**3,336**
Adjustments to taxes relating to:	
Exempt income for regional tax benefits	(10,800)
Variation in deferred tax assets	(14,525)
Aggregate effect of temporary and permanent differences	21,692
Aggregate effect of different tax rates applied in foreign countries	257
Tax effect of consolidation adjustments	146
Tax charge attributable to the year	**106**

The item includes:

- current taxes of Euro 14,631 thousand calculated on income for the year;
- deferred tax assets of Euro 14,525 thousand representing the variation in deferred tax assets with respect to 2000 and the tax effect of the dividends recognised by IT HOLDING S.p.A., maturing in 2000 and received during 2001.

6) Other information and remarks

Receivables and payables due after five years, payables secured by Group assets, and *prepayments and accruals exceeding five years*

There are no receivables or payables, prepayment or accruals due after or exceeding five years except for those described in the note to "Due to banks after 12 months" and the note to "Accrued income and prepaid expenses." Payables secured by Group assets are also disclosed in the above-mentioned notes.

Financial costs charged to assets value

No financial charges have been capitalized in asset values stated in the balance sheets at December 31, 2000 or 2001.

No financial costs have been capitalized.

Financial charges incurred for the granting of the stand-by credit line co-ordinated by San Paolo IMI S.p.A. were capitalized in intangible assets.

Average number of employees by category

This is set out as a table in attachment 5.

Remuneration of directors and statutory auditors

Total remuneration due to directors and members of the Board of Statutory Auditors amount to Euro 1,373 thousand and Euro 257 thousand respectively.

No director or statutory auditor has any interest in extraordinary transactions carried out by IT HOLDING S.p.A. during the year or begun in prior years and not yet completed.

At the balance sheet date, no director or statutory auditor had received any loan from the Group.

The remuneration of the directors, statutory auditors, and Chief Executive Officers of IT HOLDING S.p.A. and its subsidiaries is presented in attachment 11.

Shareholdings of directors, statutory auditors and Chief Operating Officers in IT HOLDING S.p.A. and its subsidiaries

The required information is contained in the Directors' Discussion and Analysis under "Shareholdings of directors, statutory auditors and general mangers in IT HOLDING S.p.A. and its subsidiaries" and analyzed in attachment 13.

Tax position

IT HOLDING S.p.A. does not have any ongoing disputes with taxation authorities.

The tax relief from which certain Group companies benefit expired during the year.

Outstanding disputes with tax authorities are summarized here below.

ITTIERRE S.p.A.

- 1994 tax period

  The dispute regarding the deductibility of losses on receivables has been settled with an agreement, resulting in a charge of Euro 59 thousand.

- 1995 and 1996 tax periods

  The appeals against the notices of assessment issued by the Tax Office of Isernia have been heard at a Provincial Tax Commission and partially accepted. The company will make an incidental appeal.

  The company has appealed against the alleged formal and substantial irregularities relating to VAT for 1995 and 1996 before the Provincial Tax Commission in Isernia. No significant liabilities should arise from this dispute.

  It should be noted that such liabilities are covered by the indemnity agreement by which PA Investments S.A. indemnifies IT HOLDING S.p.A. and its subsidiaries against tax risks arising from events occurring before December 31, 1996.

  Following inspection by the Tax Police during 2001, three official statements of dispute were issued to the company regarding certain formal and substantial irregularities relating to VAT for 1997, 1998, 1999, and up to February 22, 2000. To date, no notices of assessment have been received in this respect.

  The estimated potential tax liability should not significantly impact the Group's financial position and results.

M.A.C. - Manifatture Associate Cashmere S.p.A.

- 1989 tax period

  On October 11, 2001, the judgement relating to case no. 1860/95 was filed with the secretary of the Provincial Tax Commission of Firenze, and:

  - declared that the dispute regarding the amortization of goodwill for Euro 31 thousand had been settled;
  - reduced the recoverable amount on sales returns from Euro 104 thousand to Euro 74 thousand;
  - cancelled the recovery of the agents' termination benefits for Euro 32 thousand;
  - rejected the company's case relating to the recovery of taxes on directors' remuneration for Euro 49 thousand.

    The estimated potential liability should not exceed Euro 123 thousand.

- Tax period from 1995 to 2000

  In 1998, the company received an official statement of dispute relating to 1995, 1996 and 1997, for which a notice of assessment has only been received for 1995, whereby objections were raised on the sales prices applied to foreign companies of the Group. The company appealed against this notice of assessment on January 24, 2002.

  Furthermore, an official statement of dispute for 1998 and 1999 was received on May 28, 2001 in which the same objections were raised.

  The estimated potential liability should not exceed the related tax provision.

ITJ S.p.A.

The ten year ILOR and IRPEG tax relief expired during the year.

This company received an official statement of dispute from the Regional Tax Office in Campobasso relating to the 1997 and 1998 tax periods. The estimated potential tax liability should not significantly impact the Group's financial position and results and not exceed the amount accrued at year-end.

ITTIERRE MODEN GmbH

The findings of the assessment relating to 1995 to 1998 showed that returns received from customers in 1997 and 1998 were not charged to ITTIERRE S.p.A.. Subsequent to the agreement reached with the German tax authorities, the dispute has been settled with a charge of DM 908,000.

Relationships with parent companies, with companies controlled by the latter, with affiliates and relationships with related parties

Relationships with parent companies and companies controlled by the latter, with affiliates and relationships with related parties are commented on in the Directors' Discussion and Analysis in the section "Relationships with subsidiaries, parent companies, and companies controlled by the latter and relationships with related parties". Further information concerning relationships with parent companies and companies controlled by them, as well as relationships with related parties, is presented in the notes.

Final considerations

The nature and business activities of the company and significant events occurred during and after the year-end, as well as estimated future developments, are described in the Directors' Discussion and Analysis.

On behalf of the Board of Directors
Tonino Perna
Chairman

CHANGES IN INTANGIBLE ASSETS

(Attachment 1)

(In thousands of Euros)

	2000 balances					
	Costs	Revaluation	Accumulated amortization	Write-off	Net opening balance	Additions
Start-up and expansion costs	2,736	-	1,193	-	1,543	504
Research, development, and advertising costs	11,105	-	2,517	-	8,588	5,072
Industrial patents and similar rights	7	-	2	-	5	32
Licenses, trademarks and permits	82,517	-	12,697	-	69,820	1,895
Goodwill	10,973	-	2,410	-	8,563	2,388
Goodwill arising on consolidation	61,652	-	16,226	-	45,426	-
Assets in formation and advances	349	-	-	-	349	7,699
Other	21,434	-	7,096	-	14,338	5,815
Total	**190,773**	-	**42,141**	-	**148,632**	**23,405**

CHANGES IN TANGIBLE ASSETS

(Attachment 2)

(In thousands of Euros)

	2000 balances				
	Costs	Revaluation (a)	Accumulated depreciation	Write-off	Net opening balance
Land and buildings	31,002	166	4,506	-	26,662
Plant and machinery	14,813	-	5,799	-	9,014
Industrial and commercial equipment	3,221	-	1,372	-	1,849
Other assets	22,851	-	11,251	-	11,600
Assets in formation and advances	105	-	-	-	105
Total	**71,992**	**166**	**22,928**	-	**49,230**

CHANGES IN LONG-TERM FINANCIAL ASSETS

(Attachment 3)

(In thousands of Euros)

	2000 balances			
	Costs	Revaluation	Write-off	Net opening balance
Shareholdings in:				
a) subsidiaries	-	-	-	-
b) affiliates	882	3,422	-	4,304
d) other	43	-	-	43
Receivables:				
d1) due from others before 12 months	1,961		-	1,961
d2) due from others after 12 months	2,213		-	2,213
Other securities	158		-	158
Total	**5,257**	**3,422**	-	**8,679**

Changes during the year

Reclassified items	Sales and disposals	Revaluations	Amortization	Write-off	Exchange difference	Changes in consolidation area	Net closing balance
298	(1)	-	(615)	-		10	1,739
39	(885)	-	(3,055)	-	3	-	9,762
-	-	-	(6)	-	-	-	31
-	(10)	-	(6,798)	-	569	66	65,542
-	(7)	-	(1,176)	-	46	-	9,814
-	-	-	(5,014)	-	74	301	40,787
(337)	-	-	-	-	-	58	7,769
-	(389)	-	(2,914)	-	287	11	17,148
-	**(1,292)**	**-**	**(19,578)**	**-**	**979**	**446**	**152,592**

Changes during the year

Additions	Reclassified items	Sales and disposals	Exchange difference	Changes in consolidation area	Revaluation (b)	Depreciation	Write-off	Net closing balance	Total revaluation at year-end (a+b)
594	-	(122)	111	789	-	(1,145)	-	26,889	166
3,201	-	(215)	-	355	-	(2,217)	-	10,138	-
1,971	-	(51)	9	83	-	(891)	-	2,970	-
5,204	-	(934)	64	80	-	(3,010)	-	13,004	-
206	-	(234)	-	4	-	-	-	81	-
11,176	**-**	**(1,556)**	**184**	**1,311**	**-**	**(7,263)**	**-**	**53,082**	**166**

Changes during the year

Additions	Reclassified items	Sales and disposals	Revaluation	Write-off	Exchange difference	Changes in consolidation area	Net closing balance
-	2	-	-	-	-	-	2
199	-	(4,304)	-	-	-	-	199
229	(2)	(255)	-	-	-	8	23
1,356	-	(864)	-	-	54	62	2,569
-	-	(38)	-	-	-	-	2,175
-	-	-	-	-	-	-	158
1,784	**-**	**(5,461)**	**-**	**-**	**54**	**70**	**5,126**

CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY AT DECEMBER 31, 2001

(Attachment 4)

(In thousands of Euros)

	Balance at 12/31/2000	Allocation of net income	Dividend distribution	Purchase of own shares
Group interest in				
Shareholders' equity:				
Share capital	10,336	-	-	-
Share premium reserve	28,712	-	-	(1,831)
Legal reserve	1,478	660	-	-
Reserve for treasury shares	895	-	-	1,831
Extraordinary reserve	3,052	1,319	-	-
Other reserves:				
Consolidation reserve	30,015	-	-	-
Translation reserve	1,379	-	-	-
Other	446	-	-	-
Retained earnings (losses) carried forward	56,162	(1,879)	-	-
Net income (loss) for the year	5,268	(100)	(5,168)	-
Total Group interest in shareholders' equity	**137,743**	-	**(5,168)**	-
Minority interest in shareholders' equity:				
Capital and reserves	369	38	(262)	-
Net income (loss)	38	(38)	-	-
Total minority interest in shareholders' equity	**407**	-	**(262)**	-
Total shareholders' equity	**138,150**	-	**(5,430)**	-

NUMBER OF EMPLOYEES

(Attachment 5)

(In thousands of Euros)

Category	Number at 12/31/2001	Average number at 12/31/2001	Number at 12/31/2000	Average number at 12/31/2000
Executives	48	47.08	40	37.40
Office staff	1,115	1,143.44	1,170	1,193.16
Workers	681	694.41	609	599.31
Total	**1,844**	**1,884.93**	**1,819**	**1,829.87**

REMUNERATION OF DIRECTORS AND STATUTORY AUDITORS

(Attachment 6)

(In thousands of Euros)

Category	2001 remuneration	2000 remuneration
Directors	1,373	1,320
Statutory auditors	257	208

Translation difference	capital grants received	Change from conversion of share capital into Euro	Other changes	Net income	Balance at 12/31/2001
-	-	(329)	-	-	10,007
-	-	-	-	-	26,881
-	-	329	-	-	2,467
-	-	-	-	-	2,726
-	-	-	-	-	4,371
-	-	-	-	-	30,015
924	-	-	-	-	2,303
-	222	-	-	-	668
-	-	-	-	-	54,283
-	-	-	-	1,031	1,031
924	**222**	**-**	**-**	**1,031**	**134,752**
(20)	-	-	1,415	-	1,540
-	-	-	-	(34)	(34)
(20)	-	-	1,415	(34)	1,506
904	222	-	1,415	997	136,258

COMPOSITION OF "START-UP AND EXPANSION COSTS" AND "RESEARCH, DEVELOPMENT, AND ADVERTISING COSTS"

(Attachment 7)

(In thousands of Euros)

Description	Original value	Accumulated amortization	2001 amortization charge	Net book value
Start-up and expansion costs:				
- Legal and notary fees	1,234	917	163	154
- Other	2,465	428	452	1,585
Total start-up and expansion costs	**3,699**	**1,345**	**615**	**1,739**
Research, development, and advertising costs:				
- Advertising expenses for launch of credit card	584	350	118	116
- Advertising expenses - Extè Eyewear line	1,261	-	251	1,010
- Advertising expenses Try Ultralight, Husky, Desil Gold Filled e Anna Sui Vision brands	698	199	100	399
- Research and development - Romeo Gigli and Gigli brands	2,834	246	647	1,941
- Research and development - Husky brand	1,392	220	278	894
- Research and development - Just Cavalli brand	3,235	647	647	1,941
- Research and development - Malo brand	3,205	68	618	2,519
- Research and development - Gentryportofino brand	155	35	120	-
- Other	1,805	587	276	942
Total research, development, and advertising costs	**15,169**	**2,352**	**3,055**	**9,762**
Total	**18,868**	**3,697**	**3,670**	**11,501**

CONSOLIDATED CASH FLOW STATEMENT

(Attachment 8)

(In thousands of Euros)

	12/31/2001	12/31/2000
Cash flows from operating activities:		
• Net income	1,031	5,268
• Adjustments made to reconcile net income with changes in cash flows from operating activities		
- Net income attributable to minority interests	(34)	38
- Amortization and depreciation	26,841	22,631
- Severance pay fund	3,025	2,858
- Provision for other long-term liabilities	3,885	1,464
• Changes in working capital excluding cash:		
- Trade receivables	(3,229)	8,374
- Receivables due from parent companies	(33)	-
- Other receivables	(17,596)	(11,681)
- Inventories	(30,544)	(33,538)
- Accrued income and prepaid expenses	(467)	(3,887)
- Receivables due from Group companies and related parties	3,803	(4,882)
- Net assets held for sale	51	(77)
- Sale (purchase) of treasury shares	(1,831)	(895)
- Share capital proceeds to be received	(735)	-
- Other assets	(1,786)	776
- Suppliers	19,386	19,957
- Sums payable to taxation authorities	3,099	(632)
- Accrued liabilities, deferred income and other current liabilities	5,122	(12,767)
- Payables due to Group companies and related parties	(4,295)	9,338
- Other long-term liabilities	(804)	(3,814)
Net cash flows from operating activities	**4,889**	**(1,469)**
Cash flows from investing activities:		
• Sale of (additions to) tangible fixed assets	(11,115)	(7,282)
• Sale of (additions to) intangible fixed assets	(23,163)	(25,195)
• Goodwill arising on consolidation	(375)	(4,354)
• Changes in consolidation reserves	1,415	(1,846)
• Changes in shareholdings	4,123	(1,612)
• Purchase (sale) of securities	(7,154)	23
Net cash flows from investing activities	**(36,269)**	**(40,266)**
Cash flows from financing activities:		
• Increase (decrease) in liquid funds	(8,426)	(17,174)
• Change in short-term financial payables	70,329	30,271
• Receipt/repayment of loans	(15,867)	42,915
• Changes in conversion reserves	904	183
• Dividends	(5,430)	(5,163)
• Share capital increase	-	37
• Capital grants received	222	222
Net cash flows from financing activities	**41,732**	**51,291**
Increase (decrease) in cash	**10,352**	**9,555**
Cash - opening balance	**36,237**	**26,682**
Cash - closing balance	**46,589**	**36,237**

SHAREHOLDING COMPANIES OF IT HOLDING S.P.A.

(Attachment 9)

(In thousands of Euros)

Name	Registered office	Share/quota capital *(in Euro unless otherwise indicated)*	Direct % of holding
IBEX 2001 S.p.A.	Milano - I	100,000	90.00%
ITF S.p.A.	Milano - I	5,200,000	
ITTIERRE S.p.A.	Pettoranello di Molise (IS) - I	33,540,000	100.00%
ITJ S.p.A.	Pettoranello di Molise (IS) - I	9,804,000	
ELITE S.r.l.	Pettoranello di Molise (IS) - I	46,481	
ITC S.p.A.	Pettoranello di Molise (IS) - I	2,580,000	
HYPSOS S.r.l.	Pettoranello di Molise (IS) - I	104,000	0.05%
IT FINANCE AND TRADING B.V.	Amsterdam - NL	4,785,160	
FAR IT Ltd.	Hong Kong - HK	HK$ 500,000	
HOBBYMARKT WASSENAAR B.V.	Amsterdam - NL	18,160	
MAGIC STYLE S.r.l.	Pettoranello di Molise (IS) - I	10,330	
ITTIERRE FRANCE S.A.	Paris - F	1,458,000	
ITTIERRE MODEN GmbH	Düsseldorf - D	64,000	
ITTIERRE SUISSE GmbH	Mendrisio - CH	CHF 250,000	
IT U.S. Inc.	New York - NY - U.S.	USD 200,000	
M.A.C. U.S. Inc.	New York - NY - U.S.	USD 50,000	
QUARTERMAIN Ltd.	Hong Kong - HK	HK$ 1,000	
M.A.C. - Manifatture Associate Cashmere S.p.A.	Campi Bisenzio (FI) - I	2,580,000	100.00%
COMPAGNIA ITALIANA MAGLIERIE S.r.l.	Campi Bisenzio (FI) - I	30,988	
M.A.C. DEUTSCHLAND GmbH	Düsseldorf - D	255,750	
M.A.C. FRANCE E.u.r.l.	Paris - F	360,000	
M.A.C. JAPAN Inc.	Tokyo - J	JPY 10,000,000	
M.A.C. MARBELLA S.L.	Malaga - E	41,142	
EXTÈ UK Ltd.	London - GB	GBP 2	
GIGLI S.p.A.	Pettoranello di Molise (IS) - I	520,000	100.00%
V2I HOLDING S.A.	Luxembourg - L	3,235,090	
EUROHOLDING FASHION S.A.	Luxembourg - L	CHF 150,000	
INTERSTYLE HOLDING S.A.	Luxembourg - L	CHF 2,600,000	
MODA BRAND HOLDING S.A.	Luxembourg - L	CHF 300,000	
ALLISON S.p.A.	Limena (PD) - I	1,702,800	100.00%
ALLISON EYEWEAR Inc.	Los Angeles - CA - U.S.	USD 250,000	
DESIL S.p.A.	Domegge di Cadore (BL) - I	1,078,000	
NEOMETAL OPTIK S.p.A.	Domegge di Cadore (BL) - I	520,000	
MALO S.p.A.	Campi Bisenzio (FI) - I	5,200,000	100.00%
MAISON RG U.S. Inc.	New York - NY - U.S.	USD 2,000	

All shareholdings are owned by the company.

Those companies which are in liquidation, or where the holding is less than 1%, are not included.

SHAREHOLDINGS OF DIRECTORS, STATUTORY AUDITORS AND CHIEF OPERATING OFFICERS IN IT HOLDING S.P.A. AND ITS SUBSIDIARIES

(Attachment 10)

Name	Number of shares held at year-end 2000	Number of shares purchased	Number of shares sold	Number of shares held at year-end 2001
Arcaro Antonio	463,900	-	60,000	403,900

Indirect % of holding	
Parent company	*% of holding*
IBEX 2001 S.p.A.	80.00%
ITTIERRE S.p.A.	100.00%
ITJ S.p.A.	100.00%
ITTIERRE S.p.A.	99.998%
ITJ S.p.A.	0.002%
ITTIERRE S.p.A.	99.95%
ITTIERRE S.p.A.	100.00%
IT FINANCE AND TRADING B.V.	100.00%
IT FINANCE AND TRADING B.V.	100.00%
HOBBYMARKT WASSENAAR B.V.	100.00%
IT FINANCE AND TRADING B.V.	99.994%
ITTIERRE S.p.A.	0.001%
HYPSOS S.r.l.	0.001%
IT FINANCE AND TRADING B.V.	100.00%
IT FINANCE AND TRADING B.V.	100.00%
IT FINANCE AND TRADING B.V.	100.00%
IT U.S. INC.	100.00%
IT FINANCE AND TRADING B.V.	99.90%
M.A.C. - Manifatture Associate Cashmere S.p.A.	100.00%
M.A.C. - Manifatture Associate Cashmere S.p.A.	100.00%
M.A.C. - Manifatture Associate Cashmere S.p.A.	100.00%
M.A.C. - Manifatture Associate Cashmere S.p.A.	100.00%
M.A.C. - Manifatture Associate Cashmere S.p.A.	100.00%
M.A.C. - Manifatture Associate Cashmere S.p.A.	100.00%
GIGLI S.p.A.	100.00%
V2I HOLDING S.A.	80.00%
V2I HOLDING S.A.	80.00%
V2I HOLDING S.A.	80.00%
ALLISON S.p.A.	80.00%
ALLISON S.p.A.	51.00%
ALLISON S.p.A.	40.00%
MALO S.p.A.	100.00%

REMUNERATION OF DIRECTORS AND STATUTORY AUDITORS OF IT HOLDING S.P.A. AND ITS SUBSIDIARIES

(Attachment 11)

(In thousands of Euros)

	Description of office	
Name	Office held	Office term
Perna Tonino	Chairman and Chief Executive Officer	04/30/1999-12/31/2001*
Brunelli Massimo S.	Executive director	12/20/2001-12/31/2001*
Di Risio Gian Carlo	Chief Executive Officer	04/30/1999-10/09/2001**
Arcaro Antonio	Company director	04/30/1999-12/31/2001*
Assumma Bruno	Company director	04/30/1999-12/31/2001*
Di Pasquale Antonio	Company director	04/30/1999-12/31/2001*
Nicolai Carlo	Company director	04/30/1999-12/31/2001*
Sanchini Aldo	Chairman of the Board of Statutory Auditors	04/30/1999-12/31/2001*
Pezzi Luigi	Statutory auditor	04/30/1999-12/31/2001***
Sarno Maria	Statutory auditor	04/26/2001-12/31/2001*
Silvestri Vittorio	Statutory auditor	04/30/1999-12/31/2001*

* Term until approval of financial statements at December 31, 2001

** Resigned as Chief Executive Officer on September 5 and as company director on October 9

*** Resigned on April 26, 2001

	Remuneration			
	Fees	Bonuses and other incentives	Other remuneration	Total remuneration
	635,807.98	-	7,230.44	643,038.42
	311.29	-	17,951.24	18,262.53
	208,712.25	-	3,615.22	212,327.47
	16,526.63	-	5,164.60	21,691.23
	10,329.14	-	5,164.60	15,493.74
	10,329.14	-	6,713.98	17,043.12
	11,447.27	-	5,681.06	17,128.33
	24,686.60	-	6,713.98	31,400.58
	6,765.58	-	1,032.92	7,798.50
	12,265.82	-	6,197.52	18,463.34
	56,866.01	-	6,197.52	63,063.53

Summary of key figures

OF THE COMPANIES CONSOLIDATED AS OF DECEMBER 31, 2001

(In thousands of Euros unless stated)

ALLISON S.p.A.
Registered offices: Limena (PD) - I
Share capital: Euro 1,702,800

Assets	
Intangible assets	4,260
Tangible assets	4,407
Long-term financial assets	1,365
Inventories	11,231
Receivables	27,671
Net financial borrowing	(17,891)
Accrued expenses and deferred income	1,427

Liabilities	
Shareholders' equity	3,176
Provisions for contingencies and charges	231
Accounts payable	26,668
Accrued expenses and deferred income	491

Income statement	
Revenues from sales and services	44,037
Raw, ancillary, and consumable materials	18,996
Outside services	16,238
Personnel	7,000
Amortization/depreciation and write-downs	2,002
Net financial income (charges)	(1,016)
Net income for the year	**899**

ALLISON EYEWEAR Inc.
Registered offices: Los Angeles - CA - U.S.
Share capital: USD 250,000

Key figures in thousands of U.S. dollars

Assets	
Intangible assets	245
Tangible assets	32
Long-term financial assets	-
Inventories	563
Receivables	465
Net financial borrowing	(92)
Accrued expenses and deferred income	216

Liabilities	
Shareholders' equity	196
Provisions for contingencies and charges	-
Accounts payable	1,234
Accrued expenses and deferred income	-

Income statement	
Revenues from sales and services	1,356
Raw, ancillary, and consumable materials	682
Outside services	737
Personnel	249
Amortization/depreciation and write-downs	65
Net financial income (charges)	(7)
Net income for the year	**(118)**

COMPAGNIA ITALIANA MAGLIERIE S.r.l.
Registered offices: Campi Bisenzio (FI) - I
Share capital: Euro 30,988

Assets	
Intangible assets	-
Tangible assets	-
Long-term financial assets	1
Inventories	-
Receivables	109
Net financial borrowing	15
Accrued expenses and deferred income	-

Liabilities	
Shareholders' equity	72
Provisions for contingencies and charges	-
Accounts payable	42
Accrued expenses and deferred income	-

Income statement	
Revenues from sales and services	124
Raw, ancillary, and consumable materials	-
Outside services	19
Personnel	110
Amortization/depreciation and write-downs	-
Net financial income (charges)	-
Net income for the year	**22**

DESIL S.p.A.
Registered offices: Domegge di Cadore (BL) - I
Share capital: Euro 1,078,000

Assets	
Intangible assets	53
Tangible assets	1,458
Long-term financial assets	48
Inventories	1,000
Receivables	1,440
Net financial borrowing	(1,443)
Accrued expenses and deferred income	8

Liabilities	
Shareholders' equity	522
Provisions for contingencies and charges	124
Accounts payable	1,202
Accrued expenses and deferred income	5

Income statement	
Revenues from sales and services	1,738
Raw, ancillary, and consumable materials	466
Outside services	477
Personnel	1,088
Amortization/depreciation and write-downs	188
Net financial income (charges)	(174)
Net income for the year	**(589)**

ELITE S.r.l.
Registered offices: Pettoranello di Molise (IS) - I
Share capital: Euro 46,481

Assets	
Intangible assets	498
Tangible assets	106
Long-term financial assets	12
Inventories	2,336
Receivables	963
Net financial borrowing	289
Accrued expenses and deferred income	-

Liabilities	
Shareholders' equity	146
Provisions for contingencies and charges	-
Accounts payable	4,052
Accrued expenses and deferred income	-

Income statement	
Revenues from sales and services	790
Raw, ancillary, and consumable materials	123
Outside services	19
Personnel	3
Amortization/depreciation and write-downs	62
Net financial income (charges)	-
Net income for the year	**(1,944)**

EUROHOLDING FASHION S.A.
Registered offices: Luxembourg - L
Share capital: CHF 150,000

Key figures in thousands of Swiss francs

Assets	
Intangible assets	30,381
Tangible assets	-
Long-term financial assets	24
Inventories	-
Receivables	663
Net financial borrowing	27
Accrued expenses and deferred income	2

Liabilities	
Shareholders' equity	(2,993)
Provisions for contingencies and charges	-
Accounts payable	34,090
Accrued expenses and deferred income	-

Income statement	
Revenues from sales and services	1,522
Raw, ancillary, and consumable materials	-
Outside services	45
Personnel	-
Amortization/depreciation and write-downs	3,919
Net financial income (charges)	901
Net income for the year	**(1,762)**

EXTÈ UK Ltd.
Registered offices: London - GB
Share capital: GBP 2

Key figures in thousands of pounds

Assets	
Intangible assets	725
Tangible assets	260
Long-term financial assets	-
Inventories	888
Receivables	162
Net financial borrowing	80
Accrued expenses and deferred income	113

Liabilities	
Shareholders' equity	(869)
Provisions for contingencies and charges	-
Accounts payable	2,761
Accrued expenses and deferred income	337

Income statement	
Revenues from sales and services	841
Raw, ancillary, and consumable materials	1,314
Outside services	265
Personnel	157
Amortization/depreciation and write-downs	167
Net financial income (charges)	(25)
Net income for the year	**(750)**

FAR IT Ltd.
Registered offices: Hong Kong - HK
Share capital: HK$ 500,000

Key figures in thousands of Hong Kong dollars

Assets	
Intangible assets	5,952
Tangible assets	1,117
Long-term financial assets	4,545
Inventories	17,486
Receivables	4,992
Net financial borrowing	5,225
Accrued expenses and deferred income	-

Liabilities	
Shareholders' equity	31,125
Provisions for contingencies and charges	-
Accounts payable	7,130
Accrued expenses and deferred income	1,064

Income statement	
Revenues from sales and services	82,337
Raw, ancillary, and consumable materials	44,134
Outside services	7,872
Personnel	13,502
Amortization/depreciation and write-downs	2,074
Net financial income (charges)	1,092
Net income for the year	**635**

GIGLI S.p.A.
Registered offices: Pettoranello di Molise (IS) - I
Share capital: Euro 520,000

Assets	
Intangible assets	2,998
Tangible assets	829
Long-term financial assets	32,498
Inventories	422
Receivables	4,127
Net financial borrowing	193
Accrued expenses and deferred income	1,630

Liabilities	
Shareholders' equity	650
Provisions for contingencies and charges	-
Accounts payable	42,029
Accrued expenses and deferred income	-

Income statement	
Revenues from sales and services	5,588
Raw, ancillary, and consumable materials	1,606
Outside services	3,829
Personnel	193
Amortization/depreciation and write-downs	555
Net financial income (charges)	(434)
Net income for the year	**(1,088)**

HOBBYMARKT WASSENAAR B.V.
Registered offices: Amsterdam - NL
Share capital: Euro 18,160

Assets	
Intangible assets	2,455
Tangible assets	-
Long-term financial assets	535
Inventories	-
Receivables	-
Net financial borrowing	-
Accrued expenses and deferred income	-

Liabilities	
Shareholders' equity	(39)
Provisions for contingencies and charges	-
Accounts payable	3,029
Accrued expenses and deferred income	-

Income statement	
Revenues from sales and services	-
Raw, ancillary, and consumable materials	-
Outside services	38
Personnel	-
Amortization/depreciation and write-downs	1
Net financial income (charges)	-
Net income for the year	**(39)**

HYPSOS S.r.l.
Registered offices: Pettoranello di Molise (IS) - I
Share capital: Euro 104,000

Assets	
Intangible assets	113
Tangible assets	110
Long-term financial assets	38
Inventories	148
Receivables	2,853
Net financial borrowing	76
Accrued expenses and deferred income	79

Liabilities	
Shareholders' equity	154
Provisions for contingencies and charges	-
Accounts payable	3,174
Accrued expenses and deferred income	10

Income statement	
Revenues from sales and services	2,187
Raw, ancillary, and consumable materials	369
Outside services	1,154
Personnel	634
Amortization/depreciation and write-downs	52
Net financial income (charges)	(69)
Net income for the year	**(361)**

IBEX 2001 S.p.A.
Registered offices: Milano - I
Share capital: Euro100,000

Assets	
Intangible assets	4
Tangible assets	-
Long-term financial assets	4,160
Inventories	-
Receivables	1
Net financial borrowing	93
Accrued expenses and deferred income	-

Liabilities	
Shareholders' equity	98
Provisions for contingencies and charges	-
Accounts payable	4,167
Accrued expenses and deferred income	-

Income statement	
Revenues from sales and services	-
Raw, ancillary, and consumable materials	-
Outside services	2
Personnel	-
Amortization/depreciation and write-downs	1
Net financial income (charges)	-
Net income for the year	**(2)**

INTERSTYLE FASHION S.A.
Registered offices: Luxembourg - L
Share capital: CHF 2,600,000

Key figures in thousands of Swiss francs

Assets	
Intangible assets	-
Tangible assets	-
Long-term financial assets	-
Inventories	-
Receivables	-
Net financial borrowing	3
Accrued expenses and deferred income	2

Liabilities	
Shareholders' equity	(101)
Provisions for contingencies and charges	-
Accounts payable	106
Accrued expenses and deferred income	-

Income statement	
Revenues from sales and services	-
Raw, ancillary, and consumable materials	-
Outside services	36
Personnel	-
Amortization/depreciation and write-downs	-
Net financial income (charges)	(1)
Net income for the year	**(38)**

IT FINANCE AND TRADING B.V.
Registered offices: Amsterdam - NL
Share capital: Euro 4,785,160

Assets	
Intangible assets	1,261
Tangible assets	-
Long-term financial assets	24,486
Inventories	-
Receivables	133
Net financial borrowing	2
Accrued expenses and deferred income	-

Liabilities	
Shareholders' equity	704
Provisions for contingencies and charges	93
Accounts payable	25,085
Accrued expenses and deferred income	-

Income statement	
Revenues from sales and services	-
Raw, ancillary, and consumable materials	-
Outside services	159
Personnel	-
Amortization/depreciation and write-downs	254
Net financial income (charges)	(1,057)
Net income for the year	**(1,470)**

IT USA Inc.
Registered offices: New York - NY - U.S.
Share capital: USD 200,000

Key figures in thousands of U.S. dollars

Assets	
Intangible assets	1,469
Tangible assets	184
Long-term financial assets	11,172
Inventories	2,756
Receivables	13,370
Net financial borrowing	(2,195)
Accrued expenses and deferred income	31

Liabilities	
Shareholders' equity	20,180
Provisions for contingencies and charges	-
Accounts payable	6,060
Accrued expenses and deferred income	546

Income statement	
Revenues from sales and services	28,025
Raw, ancillary, and consumable materials	16,075
Outside services	3,142
Personnel	2,751
Amortization/depreciation and write-downs	588
Net financial income (charges)	54
Net income for the year	**2,737**

ITC S.p.A.
Registered offices: Pettoranello di Molise (IS) - I
Share capital: Euro 2,580,000

Assets	
Intangible assets	1,591
Tangible assets	691
Long-term financial assets	65
Inventories	4,190
Receivables	6,498
Net financial borrowing	(738)
Accrued expenses and deferred income	4,061

Liabilities	
Shareholders' equity	3,221
Provisions for contingencies and charges	339
Accounts payable	12,117
Accrued expenses and deferred income	-

Income statement	
Revenues from sales and services	21,640
Raw, ancillary, and consumable materials	12,505
Outside services	10,639
Personnel	3,248
Amortization/depreciation and write-downs	648
Net financial income (charges)	(322)
Net income for the year	**(6,268)**

ITF S.p.A.
Registered offices: Milano - I
Share capital: Euro 5,200,000

Assets	
Intangible assets	68
Tangible assets	12
Long-term financial assets	15
Inventories	-
Receivables	30
Net financial borrowing	1,444
Accrued expenses and deferred income	69

Liabilities	
Shareholders' equity	5,011
Provisions for contingencies and charges	-
Accounts payable	263
Accrued expenses and deferred income	-

Income statement	
Revenues from sales and services	-
Raw, ancillary, and consumable materials	-
Outside services	116
Personnel	76
Amortization/depreciation and write-downs	4
Net financial income (charges)	11
Net income for the year	**(189)**

ITJ S.p.A.
Registered offices: Pettoranello di Molise (IS) - I
Share capital: Euro 9,804,000

Assets	
Intangible assets	296
Tangible assets	9,191
Long-term financial assets	10,744
Inventories	47,140
Receivables	90,364
Net financial borrowing	2,789
Accrued expenses and deferred income	7,074

Liabilities	
Shareholders' equity	51,802
Provisions for contingencies and charges	1,294
Accounts payable	108,053
Accrued expenses and deferred income	7,037

Income statement	
Revenues from sales and services	233,386
Raw, ancillary, and consumable materials	132,079
Outside services	73,211
Personnel	6,071
Amortization/depreciation and write-downs	1,926
Net financial income (charges)	(1,404)
Net income for the year	**32,763**

ITTIERRE FRANCE S.A.
Registered offices: Paris - F
Share capital: Euro 1,458,000

Assets	
Intangible assets	135
Tangible assets	84
Long-term financial assets	173
Inventories	194
Receivables	3,385
Net financial borrowing	168
Accrued expenses and deferred income	349

Liabilities	
Shareholders' equity	693
Provisions for contingencies and charges	112
Accounts payable	8,631
Accrued expenses and deferred income	1

Income statement	
Revenues from sales and services	19,335
Raw, ancillary, and consumable materials	16,850
Outside services	973
Personnel	1,113
Amortization/depreciation and write-downs	62
Net financial income (charges)	(17)
Net income for the year	**203**

ITTIERRE MODEN GmbH
Registered offices: Düsseldorf - D
Share capital: Euro 64,000

Assets	
Intangible assets	272
Tangible assets	165
Long-term financial assets	-
Inventories	136
Receivables	5,016
Net financial borrowing	791
Accrued expenses and deferred income	124

Liabilities	
Shareholders' equity	1,063
Provisions for contingencies and charges	221
Accounts payable	5,863
Accrued expenses and deferred income	11

Income statement	
Revenues from sales and services	22,419
Raw, ancillary, and consumable materials	19,536
Outside services	1,140
Personnel	561
Amortization/depreciation and write-downs	467
Net financial income (charges)	(22)
Net income for the year	**346**

ITTIERRE S.p.A.
Registered offices: Pettoranello di Molise (IS) - I
Share capital: Euro 33,540,000

Assets	
Intangible assets	14,291
Tangible assets	17,753
Long-term financial assets	40,241
Inventories	29,851
Receivables	83,947
Net financial borrowing	25,803
Accrued expenses and deferred income	25,341

Liabilities	
Shareholders' equity	79,151
Provisions for contingencies and charges	4,073
Accounts payable	140,704
Accrued expenses and deferred income	8,655

Income statement	
Revenues from sales and services	276,086
Raw, ancillary, and consumable materials	147,953
Outside services	100,661
Personnel	19,550
Amortization/depreciation and write-downs	6,855
Net financial income (charges)	27,235
Net income for the year	**8,682**

ITTIERRE SUISSE GmbH
Registered offices: Mendrisio - CH
Share capital: CHF 250,000

Key figures in thousands of Swiss francs

Assets	
Intangible assets	74
Tangible assets	126
Long-term financial assets	-
Inventories	189
Receivables	230
Net financial borrowing	883
Accrued expenses and deferred income	14

Liabilities	
Shareholders' equity	217
Provisions for contingencies and charges	-
Accounts payable	1,257
Accrued expenses and deferred income	43

Income statement	
Revenues from sales and services	1,543
Raw, ancillary, and consumable materials	586
Outside services	188
Personnel	245
Amortization/depreciation and write-downs	73
Net financial income (charges)	(27)
Net income for the year	**180**

M.A.C. - Manifatture Associate Cashmere S.p.A.
Registered offices: Campi Bisenzio (FI) - I
Share capital: Euro 2,580,000

Assets	
Intangible assets	21,743
Tangible assets	7,782
Long-term financial assets	2,470
Inventories	17,647
Receivables	17,097
Net financial borrowing	(4,033)
Accrued expenses and deferred income	5,154

Liabilities	
Shareholders' equity	5,795
Provisions for contingencies and charges	4,358
Accounts payable	55,276
Accrued expenses and deferred income	51

Income statement	
Revenues from sales and services	57,628
Raw, ancillary, and consumable materials	24,387
Outside services	23,339
Personnel	10,485
Amortization/depreciation and write-downs	3,819
Net financial income (charges)	(2,866)
Net income for the year	**(5,063)**

M.A.C. DEUTSCHLAND GmbH
Registered offices: Düsseldorf - D
Share capital: Euro 255,750

Assets	
Intangible assets	132
Tangible assets	150
Long-term financial assets	-
Inventories	580
Receivables	346
Net financial borrowing	283
Accrued expenses and deferred income	26

Liabilities	
Shareholders' equity	361
Provisions for contingencies and charges	-
Accounts payable	1,155
Accrued expenses and deferred income	-

Income statement	
Revenues from sales and services	1,619
Raw, ancillary, and consumable materials	651
Outside services	283
Personnel	331
Amortization/depreciation and write-downs	73
Net financial income (charges)	(26)
Net income for the year	**(32)**

M.A.C. FRANCE E.u.r.l.
Registered offices: Paris - F
Share capital: Euro 360,000

Assets	
Intangible assets	1,841
Tangible assets	94
Long-term financial assets	60
Inventories	996
Receivables	80
Net financial borrowing	303
Accrued expenses and deferred income	50

Liabilities	
Shareholders' equity	(182)
Provisions for contingencies and charges	7
Accounts payable	3,599
Accrued expenses and deferred income	-

Income statement	
Revenues from sales and services	1,794
Raw, ancillary, and consumable materials	1,716
Outside services	181
Personnel	326
Amortization/depreciation and write-downs	378
Net financial income (charges)	(82)
Net income for the year	**(505)**

M.A.C. JAPAN Inc.
Registered offices: Tokyo - J
Share capital: JPY 10,000,000

Key figures in thousands of yen

Assets	
Intangible assets	372
Tangible assets	-
Long-term financial assets	150
Inventories	2,838
Receivables	1,224
Net financial borrowing	6,502
Accrued expenses and deferred income	-

Liabilities	
Shareholders' equity	10,904
Provisions for contingencies and charges	-
Accounts payable	74
Accrued expenses and deferred income	108

Income statement	
Revenues from sales and services	788
Raw, ancillary, and consumable materials	-
Outside services	8,830
Personnel	-
Amortization/depreciation and write-downs	731
Net financial income (charges)	8
Net income for the year	**(10,909)**

M.A.C. MARBELLA S.L.
Registered offices: Malaga - E
Share capital: Euro 41,142

Assets	
Intangible assets	297
Tangible assets	49
Long-term financial assets	-
Inventories	478
Receivables	12
Net financial borrowing	81
Accrued expenses and deferred income	-

Liabilities	
Shareholders' equity	(16)
Provisions for contingencies and charges	-
Accounts payable	932
Accrued expenses and deferred income	-

Income statement	
Revenues from sales and services	130
Raw, ancillary, and consumable materials	550
Outside services	34
Personnel	23
Amortization/depreciation and write-downs	22
Net financial income (charges)	(6)
Net income for the year	**(57)**

M.A.C. USA Inc.
Registered offices: New York - NY - U.S.
Share capital: USD 50,000

Key figures in thousands of U.S. dollars

Assets	
Intangible assets	2,982
Tangible assets	2,524
Long-term financial assets	312
Inventories	5,675
Receivables	1,173
Net financial borrowing	1,101
Accrued expenses and deferred income	-

Liabilities	
Shareholders' equity	4,768
Provisions for contingencies and charges	-
Accounts payable	8,392
Accrued expenses and deferred income	608

Income statement	
Revenues from sales and services	10,602
Raw, ancillary, and consumable materials	6,153
Outside services	1,890
Personnel	2,917
Amortization/depreciation and write-downs	651
Net financial income (charges)	(316)
Net income for the year	**(2,409)**

MAGIC STYLE S.r.l.
Registered offices: Pettoranello di Molise (IS) - I
Share capital: Euro 10,330

Assets	
Intangible assets	834
Tangible assets	263
Long-term financial assets	-
Inventories	-
Receivables	183
Net financial borrowing	-
Accrued expenses and deferred income	-

Liabilities	
Shareholders' equity	35
Provisions for contingencies and charges	-
Accounts payable	1,245
Accrued expenses and deferred income	-

Income statement	
Revenues from sales and services	465
Raw, ancillary, and consumable materials	-
Outside services	3
Personnel	-
Amortization/depreciation and write-downs	193
Net financial income (charges)	(46)
Net income for the year	**(56)**

MALO S.p.A.
Registered offices: Campi Bisenzio (FI) - I
Share capital: Euro 5,200,000

Assets	
Intangible assets	16
Tangible assets	-
Long-term financial assets	2
Inventories	-
Receivables	4,623
Net financial borrowing	17
Accrued expenses and deferred income	5

Liabilities	
Shareholders' equity	5,350
Provisions for contingencies and charges	804
Accounts payable	337
Accrued expenses and deferred income	-

Income statement	
Revenues from sales and services	23
Raw, ancillary, and consumable materials	-
Outside services	484
Personnel	-
Amortization/depreciation and write-downs	18
Net financial income (charges)	172
Net income for the year	**89**

MODA BRAND HOLDING S.A.
Registered offices: Luxembourg - L
Share capital: CHF 300,000

Key figures in thousands of Swiss francs

Assets	
Intangible assets	-
Tangible assets	-
Long-term financial assets	32,854
Inventories	-
Receivables	-
Net financial borrowing	-
Accrued expenses and deferred income	2

Liabilities	
Shareholders' equity	31,889
Provisions for contingencies and charges	-
Accounts payable	967
Accrued expenses and deferred income	-

Income statement	
Revenues from sales and services	-
Raw, ancillary, and consumable materials	-
Outside services	57
Personnel	-
Amortization/depreciation and write-downs	-
Net financial income (charges)	(942)
Net income for the year	**(1,041)**

QUARTERMAIN Ltd.
Registered offices: Hong Kong - HK
Share capital: HK$ 1,000

Key figures in thousands of Hong Kong dollars

Assets	
Intangible assets	-
Tangible assets	-
Long-term financial assets	-
Inventories	-
Receivables	-
Net financial borrowing	69
Accrued expenses and deferred income	-

Liabilities	
Shareholders' equity	(61)
Provisions for contingencies and charges	-
Accounts payable	130
Accrued expenses and deferred income	-

Income statement	
Revenues from sales and services	-
Raw, ancillary, and consumable materials	-
Outside services	18
Personnel	-
Amortization/depreciation and write-downs	-
Net financial income (charges)	-
Net income for the year	**(22)**

V2I HOLDING S.A.
Registered offices: Luxembourg - L
Share capital: Euro 3,235,090

Assets	
Intangible assets	-
Tangible assets	-
Long-term financial assets	32,666
Inventories	-
Receivables	615
Net financial borrowing	2
Accrued expenses and deferred income	2
Liabilities	
Shareholders' equity	4,115
Provisions for contingencies and charges	-
Accounts payable	29,170
Accrued expenses and deferred income	-
Income statement	
Revenues from sales and services	-
Raw, ancillary, and consumable materials	-
Outside services	41
Personnel	-
Amortization/depreciation and write-downs	-
Net financial income (charges)	1,067
Net income for the year	**1,020**

Corporate Governance

PURSUING TO THE CODE OF CONDUCT FOR LISTED COMPANIES

With reference to article article IA.2.12 of the Instructions to Stock Exchange regulations, this report provides up-to-date information on the company's Corporate Governance system and its adoption of the Code of Conduct.

Composition and role of the Board of Directors

The Board of Directors is in office until the approval of the financial statements at December 31, 2001 and is composed as follows:

Executive directors:
Mr. Tonino Perna – Chairman and Chief Executive Officer
Mr. Massimo S. Brunelli – Executive director

Non-executive directors:
Mr. Antonio Arcaro - Company director
Mr. Bruno Assumma - Company director
Mr. Antonio Di Pasquale – Company director
Mr. Carlo Nicolai – Company director

Of the latter Group, Mr. Bruno Assumma does not fall under the provisions of the Code of Conduct since he does not either hold any company shares, either directly or indirectly, or carry out significant financial transactions with the company and can, therefore, be considered independent of judgement.

The Board of Directors plays a pivotal role in the company's Corporate Governance system.
All matters specifically indicated in the Code of Conduct are the exclusive responsibility of the board, as shown by the powers conferred to it.
Significant transactions, particularly those exceeding Lit 3 billion (approximately Euro 1,550,000), as well as extraordinary transactions and transactions with related parties must be first approved by the Board of Directors.
The Chief Executive Officers report to the Board of Directors at least every quarter on the execution of their duties.
In turn, directors report to the Board of Statutory Auditors when Board of Directors' meetings take place, usually every quarter, on activities performed and significant transactions carried out by the company and its subsidiaries, in particular those with related parties and where there is a potential conflict of interest.
The Board of Directors meets on average at least every two months. A total of 14 meetings took place during 2001.
To guarantee the highest attendance of directors and statutory auditors, the meetings schedule is made on a half yearly basis.

Appointment and remuneration of directors

The Board of Directors has not established a "Nomination Committee" since in accordance with the Code of Conduct, this role can be carried out by the same if it has a small number of members.

For the appointment of new directors, the Curriculum Vitae of each candidate is presented to the shareholders who follow their own voluntary procedures.

The list voting system has not been adopted for the appointment of directors.

The Board of Directors has set up a "Remuneration Committee" made up of the following non-executive directors:

Mr. Carlo Nicolai – Chairman

Mr. Antonio Di Pasquale

Mr. Bruno Assumma

This committee proposes the fees of the directors and those with specific duties to the Board of Directors, and decides on the remuneration of top management as recommended by the Chief Executive Officers.

Up to now the task has been delegated to the Board of Directors in its entirety.

Remuneration of the executive directors and other managers is linked in part to the company's results.

A new mangement incentives plan is being studied based on medium-term objectives and possibly linked to specific stock option plans.

Internal control system

The company set up an internal control function in September 1999. The person carrying out the role is not subordinate to other operating managers and refers to the Chairman of the "Internal Control Committee" on a monthly basis.

The Board of Directors has established its own "Internal Control Committee" composed of:

Mr. Tonino Perna – Chairman;

and non-executive directors:

Mr. Bruno Assumma;

Mr. Antonio Di Pasquale;

to analyze issues and possible critical areas relating to the internal control system, in particular the specific types of risk connected to its core business.

This committee met twice during 2001.

Confidential company information

The Chairman and the Chief Executive Officer deal with external relations and manage confidential information relating to the company.

However, a specific role of "Investor Relations Manager" exists for relations with analysts, institutional investors and other shareholders and the distribution outside the company of documents, information and press releases relating to it, particularly price sensitive information.

The person performing this role also utilizes the services of external consultants specialised in the field of financial information.

At present, the Board of Directors has not considered it necessary to issue a specific internal procedure in this respect.

Relationships with shareholders

On May 4, 2001, the shareholders approved a set of "Rules" proposed by the Board of Directors. The aim of these rules is to govern the ordinary and extraordinary shareholders' meetings and guarantee and regulate the right of each shareholder to take the floor on matters on the agenda.

The company's bylaws state that "the rules governing the shareholders' meetings are approved and modified by the ordinary shareholders' meetings".

The Board of Directors has not proposed modifications to the bylaws in connection with the established share percentages and all necessary requirements to protect minority shareholders.

As indicated in the previous section, the role of "Investor Relations Manager" also covers relations with shareholders.

Statutory auditors

Proposals to the shareholders for the appointment of statutory auditors, together with the Curriculum Vitae of individual candidates, are deposited at the company's registered offices at least five days before the shareholders' meeting in compliance with the bylaws governing list voting.

For the appointment of the Board of Statutory Auditors, the aim of the list voting system is to ensure the minority shareholders of the appointment of a statutory and an alternate auditor.

To conclude, the company has provided for the continued adaption of its organizational structure to the model recommended by the Code of Conduct.

Report of the Board of Statutory Auditors

TO THE SHAREHOLDERS' MEETING OF IT HOLDING S.P.A.

in accordance with article 153 of Legislative decree no. 58/1998 and paragraph 3, article 2429 of the Civil Code

To Our Shareholders

During the year ended December 31, 2001, the Board of Statutory Auditors carried out the supervisory activities required by law, in particular in accordance with articles 149 and following of Legislative decree no. 58/1998, the principles recommended by the Ordine dei Dottori Commercialisti e dei Ragionieri and Consob recommendations included in its Communication no. 1025564 of April 6, 2001.

We believe that the most significant transactions carried out by the company are the following:

1. the incorporation of IBEX 2001 S.p.A. in July 2001, with a share capital of Euro 100,000, which produces and sells perfumes and cosmetics, and the incorporation of its subsidiary ITF S.p.A., which in turn sells and distributes the same products. The latter has a share capital of Euro 5,200,000.
   The products will be sold under the trademarks owned, or which will be owned, by IT Holding.
2. In December, the company made an account payment for the future acquisition of the share capital, totaling Euro 1,993,750, of DJL ONE S.A.S., with registered office in Paris. This company is the tenant in a rent contract for a Paris boutique.

The statutory auditors have no particular comments on these transactions. They were carried out in accordance with the law and the company's memorandum of association with the purpose of entering the perfumery and cosmetics market. We believe that the above transactions are wise and without risk. No conflict of interest position arises therefrom and the transactions are in line with the resolutions of the shareholders' meeting. Finally, they do not jeopardize the company's assets.

- Neither did we find atypical or unusual transactions carried out with Group companies, related or third parties, nor did the auditing company with which we discussed the issue.
- The Directors' Discussion and Analysis details the characteristics of inter-company and related party transactions of an ordinary nature. We believe that these transactions were adequately carried out in the interests of the company.
- The Directors' Discussion and Analysis includes adequate financial disclosures, being understood that no atypical or unusual transactions were carried out, including intercompany or with related parties.
- Considering that the audit company issued an unqualified audit report, the Board of Statutory Auditors does not express any comments or proposals in this regard.
- Following the claim reported pursuant to article 2408 of the Civil Code by the minority shareholder Banque du Gothard to the shareholders' meeting held on November 8, 2001, requesting an investigation by the supervisory board of the method used to replace a resigning statutory auditor with an alternate auditor and of the possible application of the provisions of articles 2390 and 2391 of the Civil Code, considering the resolution of the Board of Directors of September 5, 2001 involving the issues in question, after its prompt investigation of the reported issues, the Board of Statutory Auditors considered the claim groundless and an immediate calling of the shareholders' meeting unnecessary. The Board of Statutory Auditors prepared its minutes on these issues on November 20 and December 31, 2001.

Furthermore, the same minority shareholder filed another claim pursuant to article 2408 of the Civil Code during the shareholders' meeting of February 14, 2002, in which it substantially reiterated the same issues reported to the meeting held on November 8, 2001. Also in this case, the Board of Statutory Auditors promptly expressed its opinion confirming its previous decision in the minutes prepared on March 5, 2002.

- No statement was filed with the court.
- Furthermore, neither were engagements other than the audit assigned to the audit company nor were engagements assigned to individuals having ongoing relations with the audit company.
- No opinions were expressed in accordance with the law during the year.
- The Board of Statutory Auditors met 11 times and attended all 14 meetings of the Board of Directors during 2001.
- We guarantee that, to the extent of our authority, we monitored that the activities were carried out in compliance with the law, memorandum of association, and correct management criteria, and that the company structure was adequate. We also assessed the administrative-accounting system and its reliability to represent correctly management activities, through direct observations, document analyses and information gathered from the relevant managers and the audit company.
- The Board regularly met with the manager responsible for the internal control system, who provided information on the results of the actions implemented also by Group companies.

  The internal control duties were carried out diligently and professionally. Nevertheless, we believe that this structure should be further strengthened. In consideration of the above development necessary in order to deal with the company's increased size, the company formed an Internal Control Committee. This Committee met twice and discussed the criteria to be applied to improve the system.
- We consider the instructions the company gave to its subsidiaries to be adequate pursuant to point 2 of article 114 of Legislative decree no. 58/1998.
- No significant issues requiring further analysis emerged during our meetings with the audit company.
- The company adopted the Code of Conduct recommended by the Committee for the Corporate Governance of listed companies, by implementing the recommendations included therein.
- During our supervisory activities, we found no omissions, censurable acts or irregularities.
- In consideration of the above comments and the audit reports of KPMG S.p.A. on both the statutory and consolidated financial statements, we are in favor of your approval of the financial statements as at and for the year ended December 31, 2001 as they stand.

Roma, Italia, April 8, 2002

Board of Statutory Auditors
Aldo Sanchini
Maria Sarno
Vittorio Silvestri
IT HOLDING S.p.A.

Report of the auditors

TO THE IT HOLDING CONSOLIDATED BALANCE SHEET

in accordance with article 156 of legislative decree no. 58 of February 24, 1998

Revisione e organizzazione contabile

KPMG S.p.A.
[illegible]
[illegible]

Telefono [illegible]
Telefax [illegible]

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the Shareholders of
IT Holding S.p.A.

1 We have audited the consolidated financial statements of IT Holding Group as at and for the year ended 31 December 2001. These financial statements are the responsibility of the parent company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements of certain subsidiaries, representing [illegible] and [illegible] of consolidated assets and consolidated revenues respectively, have been audited by other auditors who provided us with their reports thereon. Our opinion, expressed herein, with respect to the figures relating to such companies included in the consolidated financial statements is based, inter alia, on the audits performed by the other auditors.

Reference should be made to the report dated [illegible] April 2001 for our opinion on the prior year figures which are presented for comparative purposes as required by law.

3 In our opinion, the consolidated financial statements of IT Holding Group as at and for the year ended 31 December 2001 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the group.

4 The group company Iceberg S.p.A. has received a claim for damages as part of an action taken by a third party for an alleged serious breach of a fashion designer co-operation agreement prior to 31 December 1998. In this respect, and in respect of other possible litigation, reference should be made to the disclosure in the notes to the consolidated financial statements relating to an agreement between the company and its parent F.A. Investimenti S.p.A., whereby the parent holds harmless the IT Holding Group from any possible negative consequences deriving from events which occurred prior to 31 December 1998.

Naples, 5 April 2002

KPMG S.p.A.

(Signed on the original)

Giovanni Enrico Esposito
Director of Audit

Company headquarters	IT Holding S.p.A. Corso Monforte, 30 20122 Milano - Italia Tel. +39 02763039.1 Fax +39 02780016
Registered office	IT Holding S.p.A. Zona Industriale 86090 Pettoranello di Molise (IS) Italia Tel. +39 0865446.1 Fax +39 0865460290
IT Holding shares	IT Holding shares are listed on Milano Stock Exchange ITH IM (Bloomberg) ITH.MI (Reuters), ISIN IT0001165049
Annual General Meeting	6 maggio 2002
Financial results	IT Holding releases its quarterly financial results also on www.itholding.it
Analysts and Investors	Securities analysts and investors should contact the Investor Relations Officer Giovanni Paese giovanni_paese@itholding.it
Financial Media	Financial media should contact: Federico Steiner f.steiner@barabino.it Niccolò Moschini n.moschini@barabino.it Barabino & Partners Foro Buonaparte, 22 20121 Milano - Italia Tel. +39 0272023535 Fax +39 028900519
Auditing Company	KPMG S.p.A. Via F. Caracciolo, 17 80122 Napoli - Italia Tel. +39 081660785 Fax +39 081662752

SHAREHOLDER INFORMATION

CORPORATE INFORMATION

Board of Directors

Chairman and Chief Executive Officer	Tonino Perna
Executive Deputy Chairman	Luca Solca **
Executive Director	Massimo S. Brunelli
Directors	Antonio Di Pasquale
	Bruno Assumma
	Antonio Arcaro *
	Carlo Nicolai *
	Claudio Dematté **

Board of Statutory Auditors

Chairman	Aldo Sanchini
Statutory Auditors	Mario Guerrisi **
	Marco Giuseppe Maria Rigotti **
	Maria Sarno *
	Vittorio Silvestri *
Alternate Auditors	Simone Feig
	Marta Fierro *
	Valerio Pier Giuseppe Piacentini**

* until May 6, 2002
** since May 6, 2002

MAIN BUSINESS PREMISES

IT Holding S.p.A.	Corso Monforte, 30 20122 Milano - Italia Tel. +39 02763039.1
IT Holding Comunicazione	Via Serbelloni, 1 20122 Milano - Italia Tel. +39 02763033.1
Gianfranco Ferré S.p.A.	Via Pontaccio, 21 20123 Milano - Italia Tel. +39 0272134.1
Ittierre S.p.A.	Zona Industriale 86090 Pettoranello di Molise (IS) Italia Tel. +39 0865446.1
M.A.C. - Manifatture Associate Cashmere S.p.A. (Malo)	Via Gattinella, 6 50010 Campi Bisenzio (FI) - Italia Tel. +39 05587317.1
Gentryportofino S.p.A.	Via Bagnasco, 5 16152 Genova Area Campi - Italia Tel. +39 01064829.1
Allison S.p.A.	Via Volta, 21 35010 Limena (PD) - Italia Tel. +39 0498844.111
ITC S.p.A.	Via Stendhal, 33 40128 Bologna - Italia Tel. +39 0514167.811
ITF S.p.A.	Strada Prov.le 25 – Km 2,8 26900 Lodi - Italia Tel. +39 0371400.1

SHOWROOMS FOR OWNED BRANDS COLLECTIONS

* Directly Operated Showrooms

Gianfranco Ferré

Via Pontaccio, 21
20123 Milano
Italia
Tel. +39 0272134.1*

Extè

Via Fogazzaro, 23
20135 Milano
Italia
Tel. +39 025492970.1*

Romeo Gigli

Via Fumagalli, 6
20143 Milano
Italia
Tel. +39 02831016.1*

IT HOLDING DIRECTORY**

Malo

Via Archimede, 26
20129 Milano
Italia
Tel. +39 02738970.1*

Am Binnenwasser, 5
40474 Düsseldorf
Deutschland
Tel. +49 211439160*

712 5th Avenue - 26th Floor
New York, NY 10019
U.S.A.
Tel. +1 2125816400*

Gentryportofino

Via Serbelloni, 5
20121 Milano
Italia
Tel. +39 02763003.1*

** *Group offices after the acquisition of Gianfranco Ferré S.p.A.*

SHOWROOMS FOR YOUNG LINES

D&G DOLCE & GABBANA

VERSUS

VERSACE JEANS COUTURE

JUST CAVALLI

GIANFRANCO FERRÉ JEANS

* Directly Operated Showrooms

Ittierre France
92, Avenue des Champs-Elysées
75008 Paris - France
Tel. +33 142894818*

Ittierre Moden
Karl Arnold Platz, 2
40474 Düsseldorf - Deutschland
Tel. +49 211439140*

IT U.S.
712 5th Avenue - 27th Floor
New York, NY 10019 - U.S.A.
Tel. +1 2122654166*

Ittierre UK
29, Portland Place
London W1B 1QB - U.K.
Tel. +44 2078788600*

Ittierre Milano
Via Serbelloni, 1
20121 Milano - Italia
Tel. +39 0276209.1*

Ittierre Roma
Via Bertoloni, 2
00197 Roma - Italia
Tel. +39 06809109.01*

Giulietta Martelli
Via Indipendenza, 67/2
40121 Bologna - Italia
Tel. +39 05125333

Biessedue
Palazzo Saturno
Via Baracca, Trav. Priv. De Salvo
89100 Reggio Calabria - Italia
Tel. +39 0965894081

Ittierre Napoli
Riviera di Chiaia, 25
80121 Napoli - Italia
Tel. +39 0817643905*

Ittierre Vicenza
Contrà Porti, 17
36100 Vicenza - Italia
Tel. +39 0444320139*

Studio Target
Piazza Lagrange, 1
10124 Torino - Italia
Tel. +39 011531002

Ittierre Bari
Via Redi, 3
70124 Bari - Italia
Tel. +39 0805615653*

Ittierre Palermo
Piazza Verdi, 6
90138 Palermo - Italia
Tel. +39 0916116404*

Janiz Corica Modeagentur
Dufourstrasse, 55
8702 Zollikon ZH - Switzerland
Tel. + 41 13961919

Fashion Club 70
Ijerlaan 54/56
02060 Antwerpen - Belgium
Tel. +32 32211010

Texco
Tremelobaan, 124
03140 Keebergen - Belgium
Tel. +32 3216534634

E. Pagoni
Vouliagmenis Av, 316
17343 Athens - Greece
Tel. +30 19765700

Lakis Gavalas
Kifissias, 231
1461 Kifissia - Athens - Greece
Tel. +30 18084731

Porto Fora de Horas
Rua Oscar De Silva, 125
Leca Da Palmeira - Portugal
Tel. +351 229994400

Sportina
Alpska, 43
4248 Lesce - Slovenia
Tel. +38 645370017

Aco Modeagentur
Goldschmiedgasse 3/1
1010 Wien - Österreich
Tel. +43 15331093

Aco Modeagentur
Müllner Hauptstrasse 1
5020 Salzburg - Österreich
Tel. +43 662442444

Far IT
5 Queen's Road Central
Unit 1, 19/F
Henley Building
Hong Kong - China
Tel. +852 216961*

Nick Mascitelli Imports PTY Ltd.
13-15 Levey Street
Chippendale
NSW 2008 - Australia
Tel. +61 293193199

Zestland PTY Ltd.
Level 1,
161 Elizabeth Street
Sydney
NSW 2000 - Australia
Tel. +61 292999752

DFI Zestland
6/10-14 Lillian Fowler Place
Marrickville
NSW 2204 - Australia
Tel. +61 292992828

Linea Magna
4TO Piso
Colonia Roma
6700 Mexico D.F. - Mexico
Tel. +52 5555250875

Damiano Collezioni
172, Davenport Road
M5R 1G2 Toronto Ontario - Canada
Tel. +1 4169285004

MONO-BRAND BOUTIQUES WORLDWIDE

* Directly Operated Stores

Malo Boutiques

Via Carducci, 51/B
55042 Forte dei Marmi (LU)
Italia
Tel. +39 0584874012*

Calata Marconi, 16/18
16034 Portofino (GE)
Italia
Tel. +39 0185269510*

Corso Italia, 56
32043 Cortina d'Ampezzo (BL)
Italia
Tel. +39 04365861*

Via della Spiga, 7
20100 Milano
Italia
Tel. +39 0276016109*

Via Borgognona, 5
00187 Roma
Italia
Tel. +39 066791331*

Galleria Cavour, 2/E
40100 Bologna
Italia
Tel. +39 0516569667*

Piazzetta del Cervo, 3
07020 Porto Cervo (SS)
Italia
Tel. +39 0789909025*

Via del Molo
07020 Porto Rotondo (SS)
Italia
Tel. +39 078934929

Via Roma, 65
11013 Courmayeur (AO)
Italia
Tel. +39 0165842266*

Via Vittorio Emanuele, 11
80073 Capri (NA)
Italia
Tel. +39 0818370479

San Marco, 2359
Calle delle Ostreghe
30124 Venezia
Italia
Tel. +39 0415232162

181, Sloane Street
SW1X 9QP London
U.K.
Tel. +44 2078387779*

12, Avenue Montagne
75008 Paris
France
Tel. +33 147202608*

10, Rue Francois Sibilli
83990 Saint Tropez
France
Tel. +33 494977977*

Maximilianstrasse, 34
80539 München
Deutschland
Tel. +49 8922802959

Gurtstig, 34
25980 Keitum - Sylt
Deutschland
Tel. +49 4651936465

Boulevard Principe Alfonso Von Hohenlohe s/n
29600 Marbella (Malaga)
España
Tel. +34 952924163*

Rua Castilho, 59
1250 068 Lisbona
Portugal
Tel. +351 213862823

Platza del Mulin, 4
7500 Sankt Moritz
Switzerland
Tel. +41 818338850

Via Nassa, 19
6900 Lugano
Svizzera
Tel. +41 919213030

520 East Durant St.
Aspen, CO 81611
U.S.A.
Tel. +1 9709253111*

9700 Collins Avenue Store B136
Bal Harbor, FL 33154
U.S.A.
Tel. +1 3058610600*

909 North Michigan Avenue
Chicago, IL 60611
U.S.A.
Tel. +1 3124401060*

814 Madison Avenue (68th St.)
New York, NY 10021
U.S.A.
Tel. +1 2123964721*

125 Wooster Street
New York, NY 10012
U.S.A.
Tel. +1 2129417444*

228 Worth Avenue
Palm Beach, FL 33480
U.S.A.
Tel. +1 5616553312*

Romeo Gigli Boutique

Via della Spiga, 30
20121 Milano
Italia
Tel. +39 0276011983*

Extè Boutiques

Via della Spiga, 6
20121 Milano
Italia
Tel. +39 02783050*

Via Camerelle, 14
80073 Capri (NA)
Italia
Tel. +39 0818377501*

Husky Boutique

Via Gesù, 1
20121 Milano
Italia
Tel. +39 0276022095*

Versus Boutiques

The Landmark
Gloucester Tower
Shop 115&116
1st floor
Central Hong Kong
China
Tel. +852 25213330*

Lane Crawford
Ocean Terminal
Level 1
Tsimshatsui Kowloon
Hong Kong
China
Tel. +852 29920889*

Harbour City
Shop G214-217
Tsimshatsui Kowloon
Hong Kong
China
Tel. +852 27360323*

D&G Boutiques

Pacific Place
Shop 241, Level 2
88 Queensway
Hong Kong
China
Tel. +852 28016827*

Harbour City
Shop G109
Canton Road
Tsimshatsui Kowloon
Hong Kong
China
Tel. +852 27307900*

Gianfranco Ferré Boutiques

Via Sant'Andrea, 15
20121 Milano
Italia
Tel. +39 02794864*

La Passeggiata
07020 Porto Cervo (SS)
Italia
Tel. +39 078992539*

Via Borgognona, 6
00187 Roma
Italia
Tel. +39 066797445

Via Santa Teresa, 6
10121 Torino
Italia
Tel. +39 011547519

29, Sloane Street
SW1 X9NE London
U.K.
Tel. +44 2078389576*

44, Avenue George V
75008 Paris
France
Tel. +33 149520274

23, Faubourg St. Honoré
75008 Paris
France
Tel. +33 142666930

51, Avenue Montaigne
75008 Paris
France
Tel. +33 142899091*
(opening October 2002)

67 La Croisette
6400 Cannes
France
Tel. +33 493942801*

Park Palace
27 Les Allées Lumières
98000 Montecarlo
Principauté de Monaco
Tel. +377 93256105

6, Rue Ceard
1204 Genève
Suisse
Tel. +41 223184898

Local N.1, Edif Levante,
Muelle Levante
Puerto Banus
29660 Marbella
España
Tel. +34 952813650

Maysedergasse 4
1010 Wien
Österreich
Tel. +43 15134663

Kusnetzky Most, 19
103031 Moscow
Russia
Tel. +7 0959212973

Four Seasons Hotel
Resort Beach
Amathus Avenue
3313 Limassol
Cyprus
Tel. +35 75310222

9700 Collins Avenue
Suite 150,
Bal Harbor, FL 33154
U.S.A.
Tel. +1 3058686117*

270 North Rodeo Drive
Beverly Hills, CA 90210
U.S.A.
Tel. +1 3102733211*

845 Madison Avenue
New York, NY 10021
U.S.A.
Tel. +1 2127175430*

Corniche Road
Abu Dhabi
U.A.E.
Tel. +971 26811119

Yamama Centre, Prince Mohd.
Bin Abdoul Aziz Street (Tahlia)
21432 Jeddah
Saudi Arabia
Tel. +996 26478373

Al Khayyat Centre, Tahlia Str.
21432 Jeddah
Saudi Arabia
Tel. +996 26478373

Salem Mubarak Street
Mariam Mall - Salmiya
22093 Kuwait City
Kuwait
Tel. +965 5744332

Hotel Intercontinental Regency,
Manama
Bahrain
Tel. +973 215252

730, Rue Verdun
Beiruth
Lebanon
Tel. +961 1788696

22, Heh Biyar Street
6416 Tel Aviv
Israel
Tel. +972 36052811

4-21-6, Minamiaoyama,
Minatoku
Aoyama, Tokyo
Japan
Tel. +81 334239431

La Porte East, 9-1
Oharamachi Ashiya Hyogo
Japan
Tel. +81 797323651

Imperial Plaza
B1F. 1-8-40
Temmabashi, Kitaku,
Osaka
Japan
Tel. +81 668811223

1-6-13, Shinsaibashisuji,
Chuoku Shinsabaishi
Osaka
Japan
Tel. +81 662410096

2-1, Suidocho
Kumamoto
Japan
Tel. +81 963596991

3-1-1, Marunouchi,
Chiyodaku Kokusai Bldg
Marunouchi, Tokyo
Japan
Tel. +81 332115705

The Galleria
515 Apkujung-Dong Kangnamgu
Myungpumkwan B/D 2ND
Seoul
Korea
Tel. +82 29690955

Changchun Charter Times
Square Dept. Stores
8/F, Block A, 99
Chongqing Road
Jilin, Changchun
China
Tel. +86 4318922555

Palace Hotel
8 Goldfish Lane
Wangfujing 100006
Beijing
China
Tel. +86 1065128899

Marriott Hotel
388 Qing Nian Da Street
Heping District
11003 Shenyang
China
Tel. +86 2423883456

Shop 132 & 133,
Edinburgh Tower
He Landmark,
Hong Kong
China
Tel. +852 23638160

Kuala Lumpur City Centre
Lot G-28, Ground Floor,
Suria Klcc
50250 Kuala Lumpur
Malaysia
Tel. +60 33822898

At Crown Melbourne
8 Whiteman Street
Southbank 3006
Melbourne
Australia
Tel. +61 396908177



INTRODUCING...



GIANFRANCO
FERRE

IT Holding Investor Relations Department and
IT Holding Comunicazione
edited this Annual Report.

Printed by: Abete Venturini Polo Grafico S.p.A.
July 2002